10-K 1 d444518d10k.htm FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 0-13292



McGRATH RENTCORP
(Exact name of registrant as specified in its Charter)

California	**94-2579843**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

Registrant's telephone number: **(925) 606-9200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2012 (based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Select Market on June 29, 2012): $611,476,370.

As of February 22, 2013, 24,930,569 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

McGrath RentCorp's definitive proxy statement with respect to its 2013 Annual Meeting of Shareholders to be held on June 12, 2013 which will be filed with the

Securities and Exchange Commission within 120 days after the end of its fiscal year ended December 31, 2012, is incorporated by reference into Part III (Items 10, 11, 12, and 13).

Exhibit index appears on page 86

FORWARD LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K (this "Form 10-K") which are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, regarding McGrath RentCorp's business strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives are forward looking statements. These forward-looking statements appear in a number of places and can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "hopes," or "certain" or the negative of these terms or other variations or comparable terminology.

Management cautions that forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations could differ materially from those anticipated by such forward-looking statements and are subject to risks and uncertainties as set forth under "Risk Factors" in this Annual Report on Form 10-K. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Forward-looking statements are made only as of the date of this Annual Report on Form 10-K and are based on management's reasonable assumptions, however these assumptions can be wrong or affected by known or unknown risks and uncertainties. No forward-looking statement can be guaranteed and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. Except as otherwise required by law, we are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or to changes in our expectations.

PART I

ITEM 1. BUSINESS.

General Overview

McGrath RentCorp (the "Company") is a California corporation organized in 1979 with corporate offices located in Livermore, California. The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "MGRC". References in this report to the "Company", "we", "us", and "ours" refer to McGrath RentCorp and its subsidiaries, unless the context requires otherwise.

The Company is a diversified business to business rental company with three rental divisions: relocatable modular buildings, electronic test equipment, and liquid and solid containment tanks and boxes. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. The Company is comprised of four business segments: (1) our modular building and portable storage rental division ("Mobile Modular"); (2) our electronic test equipment rental division ("TRS-RenTelco"); (3) our wholly-owned subsidiary providing containment solutions for the storage of hazardous and non-hazardous liquids and solids ("Adler Tanks"); and (4) our wholly-owned subsidiary classroom manufacturing business selling modular buildings used primarily as classrooms in California ("Enviroplex"). The Mobile Modular business segment includes Mobile Modular Portable Storage, which represented approximately 3% of the Company's 2012 total revenues.

No single customer accounted for more than 10% of total revenues during 2012, 2011 and 2010. Revenue from foreign country customers accounted for 9%, 8% and 9% of the Company's revenues for the same periods, respectively.

Business Model

The Company invests capital in rental products and generally has recovered its original investment through rents less operating expenses in a relatively short period of time compared to the product's rental life. When the Company's rental products are sold, the proceeds generally have covered a high percentage of the original investment. With these characteristics, a significant base of rental assets on rent generate a considerable amount of operating cash flows to support continued rental asset growth. The Company's rental products have the following characteristics:

- The product required by the customer tends to be expensive compared to the Company's monthly rental charge, with the interim rental solution typically evaluated as a less costly alternative.
- Generally, we believe the Company's customers have a short-term need for our rental products. The customer's rental requirement may be driven by a number of factors including time, budget or capital constraints, future uncertainty impacting their ongoing requirements, equipment availability, specific project requirements, peak periods of demand or the customer may want to eliminate the burdens and risks of ownership.
- All of the Company's rental products have long useful lives relative to the typical rental term. Modular buildings ("modulars") have an estimated life of eighteen years compared to the typical rental term of twelve to twenty-four months, electronic test equipment has an estimated life range of one to eight years (depending on the type of product) compared to a typical rental term of one to six months, and liquid and solid containment tanks and boxes have an estimated life of twenty years compared to typical rental terms of one to six months.
- We believe short-term rental rates typically recover the Company's original investment quickly based on the respective product's annual yield, or annual rental revenues divided by the average cost of rental inventory. For modulars the original investment is recovered in approximately seven years, and in approximately three years for both electronic test equipment and liquid and solid containment tanks and boxes.
- When a product is sold from our rental inventory, a significant portion of the original investment is usually recovered. Effective asset management is a critical element to each of the rental businesses and the residuals realized when product is sold from inventory. Modular asset management requires designing and building the product for a long life, coupled with ongoing repair and maintenance investments, to ensure its long useful rental life and generally higher residuals upon sale. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand and, once invested, proactively managing the equipment at the model level for optimum utilization through its technology life cycle to maximize the rental revenues and residuals realized. Liquid and solid containment tanks and boxes asset management requires selecting and purchasing quality product and making ongoing repair and maintenance investments to ensure its long rental life.

The Company believes that rental revenue growth from an increasing base of rental assets and improved gross profits on rents are the best measures of the health of each of our rental businesses. Additionally, we believe our business model and results are enhanced with operational leverage that is created from large regional sales and inventory centers for modulars, a single U.S. based sales, inventory and operations facility for electronic test equipment, as well as shared senior management and back office functions for financing, human resources, insurance, and operating and accounting systems.

Employees

As of December 31, 2012, the Company had 760 employees, of whom 80 were primarily administrative and executive personnel, with 398, 135, 115 and 32 in the operations of Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex, respectively. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

Available Information

We make the Company's Securities and Exchange Commission ("SEC") filings available, free of charge, at our website www.mgrc.com. These filings include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act of 1934, which are available as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the SEC. Information included on our web site is not incorporated by reference to this Form 10-K. Furthermore, all reports the Company files with the SEC are available, free of charge, through the SEC's web site at www.sec.gov. In addition, the public may read and copy materials filed by the Company at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may also obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

We also have a Code of Business Conduct and Ethics which applies to all directors, officers and employees. Copies of this code can be obtained free of charge at our website www.mgrc.com.

RELOCATABLE MODULAR BUILDINGS

Description

Modulars are designed for use as classrooms, temporary offices adjacent to existing facilities, sales offices, construction field offices, restroom buildings, health care clinics, child care facilities, office space, and for a variety of other purposes and may be moved from one location to another. Modulars vary from simple single-unit construction site offices to multi-floor modular complexes. The Company's modular rental fleet includes a full range of styles and sizes. The Company considers its modulars to be among the most attractive and well designed available. The units are constructed with wood or metal siding, sturdily built and physically capable of a long useful life. Units are generally provided with installed heat, air conditioning, lighting, electrical outlets and floor covering, and may have customized interiors including partitioning, cabinetry and plumbing facilities.

Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. With the exception of Enviroplex, none of our principal suppliers are affiliated with the Company. During 2012, Mobile Modular purchased 38% of its modular units from one manufacturer. The Company believes that the loss of any of its primary modular manufacturers could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer lead times for delivery of modular units until other manufacturers were able to increase their production capacity.

The Company's modulars are manufactured to comply with state building codes, have a low risk of obsolescence, and can be modified or reconfigured to accommodate a wide variety of customer needs. Historically, as state building codes have changed over the years, Mobile Modular has been able to continue to use existing modulars, with minimal, if any, required upgrades. The Company has no assurance that it will continue to be able to use existing modular equipment with minimal upgrades as building codes change in the future.

Mobile Modular currently operates from two regional sales and inventory centers in California, one in Texas, and one in Florida, serving large geographic areas in these states, and sales offices serving North Carolina, Georgia, Maryland, Virginia and Washington, D.C. The California, Texas and Florida regional sales and inventory centers have in-house infrastructure and operational capabilities to support quick and efficient repair, modification, and refurbishment of equipment for the next rental opportunity. The Company believes operating from large regional sales and inventory centers results in better operating margins as operating costs can be spread over a large installed customer base. Mobile Modular actively maintains and repairs its rental equipment, and management believes this ensures the continued use of the modular product over its long life and, when sold, has resulted in higher sale proceeds relative to its capitalized cost. When rental equipment returns from a customer, the necessary repairs and preventative maintenance are performed prior to its next rental. By making these expenditures for repair and maintenance throughout the equipment's life we believe that older equipment can generally rent for similar rates as newer equipment. Management believes the condition of the equipment is a more significant factor in determining the rental rate and sale price than its age. Over the last three years, used equipment sold each year represented less than 2% of rental equipment, and has been, on average, 12 years old with sale proceeds above its net book value.

Competitive Strengths

Market Leadership—The Company believes Mobile Modular is the largest supplier in California, and a significant supplier in Florida and Texas, of modular educational facilities for rental to both public and private schools. Management is knowledgeable about the needs of its educational customers and the related regulatory requirements in the states where Mobile Modular operates, which enables Mobile Modular to meet its customers' specific project requirements.

Expertise—The Company believes that over the more than 30 years during which Mobile Modular has competed in the modular rental industry, it has developed expertise that differentiates it from its competitors. Mobile Modular has dedicated its attention to continuously developing and improving the quality of its modular units. Mobile Modular has expertise in the licensing and regulatory requirements that govern modulars in the states where it operates, and its management, sales and operational staffs are knowledgeable and committed to providing exemplary customer service. Mobile Modular has expertise in project management and complex applications.

Operating Structure—Part of the Company's strategy for Mobile Modular is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. Mobile Modular achieves this by building regional sales and inventory centers designed to serve a broad geographic area and a large installed customer base under a single overhead structure, thereby reducing its cost per transaction. The Company's regional facilities and related infrastructure enable Mobile Modular to maximize its modular inventory utilization through efficient and cost effective in-house repair, maintenance and refurbishment for quick redeployment of equipment to meet its customers' needs.

Asset Management—The Company believes Mobile Modular markets high quality, well-constructed and attractive modulars. Mobile Modular requires manufacturers to build to its specifications, which enables Mobile Modular to maintain a standardized quality fleet. In addition, through its ongoing repair, refurbishment and maintenance programs, the Company believes Mobile Modular's buildings are the best maintained in the industry. The Company depreciates its modular buildings over an 18 year estimated useful life to a 50% residual value. Older buildings continue to be productive primarily because of Mobile Modular's focus on ongoing fleet maintenance. Also, as a result of Mobile Modular's maintenance programs, when a modular unit is sold, a high percentage of the equipment's capitalized cost is recovered. In addition, the fleet's utilization is regionally optimized by managing inventory through estimates of market demand, fulfillment of current rental and sale order activity, modular returns and capital purchases.

Customer Service—The Company believes the modular rental industry to be service intensive and locally based. The Company strives to provide excellent service by meeting its commitments to its customers, being proactive in resolving project issues and seeking to continuously improve the customers' experience. Mobile Modular is committed to offering quick response to requests for information, providing experienced assistance, on time delivery and preventative maintenance of its units. Mobile Modular's goal is to continuously improve its procedures, processes and computer systems to enhance internal operational efficiency. The Company believes this dedication to customer service results in high levels of customer loyalty and repeat business.

Market

Management estimates relocatable modular building rental is an industry that today has equipment on rent or available for rent in the U.S. with an aggregate original cost of over $4.0 billion. Mobile Modular's largest market segment is for temporary classroom and other educational space needs of public and private schools, colleges and universities in California and Florida, and to a lesser extent in Texas, North Carolina, Georgia, Maryland, Virginia and Washington, D.C. Management believes the demand for rental classrooms is caused by shifting and fluctuating school populations, the lack of state funds for new construction, the need for temporary classroom space during reconstruction of older schools, class size reduction and the phasing out of portable classrooms compliant with older building codes (see "Classroom Rentals and Sales to Public Schools (K-12)" below). Other customer applications include sales offices, construction field offices, health care facilities, church sanctuaries and child care services. Industrial, manufacturing, entertainment and utility companies, as well as governmental agencies commonly use large multi-modular complexes to serve their interim administrative and operational space needs. Modulars offer customers quick, cost-effective space solutions while conserving their capital. The Company's corporate offices, and California, Texas and Florida regional sales and inventory center offices are housed in various sizes of modular units.

Since most of Mobile Modular's customer requirements are to fill temporary space needs, Mobile Modular's marketing emphasis is on rentals rather than sales. Mobile Modular attracts customers through its website at www.mobilemodularrents.com, internet advertising and direct mail. Customers are encouraged to visit a regional sales and inventory center to view different models on display and to see a regional office, which is a working example of a modular application.

Because service is a major competitive factor in the rental of modulars, Mobile Modular offers quick response to requests for information, assistance in the choice of a suitable size and floor plan, in-house customization services, rapid delivery, timely installation and field service of its units. On Mobile Modular's website, customers are able to view and select inventory for quotation and request in-field service.

Rentals

Rental periods range from one month to several years with a typical initial contract term between twelve and twenty-four months. In general, monthly rental rates are determined by a number of factors including length of term, market demand, product availability and product type. Upon expiration of the initial term, or any extensions, rental rates are reviewed, and when appropriate, are adjusted based on current market conditions. Most rental agreements are operating leases that provide no purchase options, and when a rental agreement does provide the customer with a purchase option, it is generally on terms management believes to be attractive to Mobile Modular.

The customer is responsible for obtaining the necessary use permits and the costs of insuring the unit, transporting the unit to the site, preparation of the site, installation of the unit, dismantle and return delivery of the unit to Mobile Modular, and certain costs for customization. Mobile Modular maintains the units in good working condition while on rent. Upon return, the units are inspected for damage and customers are billed for items considered beyond normal wear and tear. Generally, the units are then repaired for subsequent use. Repair and maintenance costs are expensed as incurred and can include floor repairs, roof maintenance, cleaning, painting and other cosmetic repairs. The costs of major refurbishment of equipment are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment.

At December 31, 2012, Mobile Modular owned 36,961 new or previously rented modulars and portable storage containers with an aggregate cost of $551.1 million including accessories, or an average cost per unit of $14,910. Utilization is calculated at the end of each month by dividing the cost of rental equipment on rent by the total cost of rental equipment, excluding new equipment inventory and accessory equipment. At December 31, 2012, fleet utilization was 66.7% and average fleet utilization during 2012 was 66.4%. The Mobile Modular segment includes the results of operations of Mobile Modular Portable Storage, which represented approximately 3% of the Company's 2012 total revenues.

Sales

In addition to operating its rental fleet, Mobile Modular sells modulars to customers. These sales typically arise out of its marketing efforts for the rental fleet and from existing equipment already on rent. Such sales can be of either new or used units from the rental fleet, which permits turnover of older units. During 2012 Mobile Modular's largest sale represented approximately 12% of Mobile Modular's sales, 2% of the Company's consolidated sales and less than 1% of the Company's consolidated revenues.

Mobile Modular typically provides limited 90-day warranties on used modulars and passes through the manufacturers' one-year warranty on new units to its customers. Warranty costs have not been significant to Mobile Modular's operations to date, and the Company attributes this to its commitment to high quality standards and regular maintenance programs. However, there can be no assurance that warranty costs will continue to be insignificant to Mobile Modular's operations in the future.

Enviroplex manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells directly to California public school districts and other educational institutions.

Seasonality

Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions.

Competition

Competition in the rental and sale of relocatable modular buildings is intense. Two major national firms, Williams Scotsman International, Inc. and Modspace, Inc., are engaged in the rental of modulars, have many offices throughout the country and we believe may have greater financial and other resources than Mobile Modular. In addition, a number of other smaller companies operate regionally throughout the country. Mobile Modular operates primarily in California, Texas, Florida, North Carolina, Georgia,

Virginia, Maryland and Washington, D.C. Significant competitive factors in the rental business include availability, price, service, reliability, appearance and functionality of the product. Mobile Modular markets high quality, well-constructed and attractive modulars. Part of the Company's strategy for modulars is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. The Company's facilities and related infrastructure enable it to modify modulars efficiently and cost effectively to meet its customers' needs. Management's goal is to be more responsive at less expense. Management believes this strategy, together with its emphasis on prompt and efficient customer service, gives Mobile Modular a competitive advantage. Mobile Modular is determined to respond quickly to requests for information, and provide experienced assistance for the first-time user, rapid delivery and timely repair of its modular units. Mobile Modular's already high level of efficiency and responsiveness continues to improve as the Company upgrades procedures, processes and computer systems that control its internal operations. The Company anticipates intense competition to continue and believes it must continue to improve its products and services to remain competitive in the market for modulars.

Classroom Rentals and Sales to Public Schools (K-12)

Mobile Modular and Enviroplex provide classroom and specialty space needs serving public and private schools, colleges and universities. Within the educational market, the rental (by Mobile Modular) and sale (by Enviroplex and Mobile Modular) of modulars to public school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) are a significant portion of the Company's revenues. Mobile Modular rents and sells classrooms in California, Florida, Texas, North Carolina, Georgia, Maryland, Virginia and Washington, D.C. Enviroplex sells classrooms in the California market. California is Mobile Modular's largest educational market. Historically, demand in this market has been fueled by shifting and fluctuating student populations, insufficient funding for new school construction, class size reduction programs, modernization of aging school facilities and the phasing out of portable classrooms no longer compliant with current building codes. The following table shows the approximate percentages of the Company's modular rental and sales revenues, and of its consolidated rental and sales revenues for the past five years, that rentals and sales to these schools constitute:

Rentals and Sales to Public Schools (K-12) as a Percentage of Total Rental and Sales Revenues

Percentage of:	*2012*	*2011*	*2010*	*2009*	*2008*
Modular Rental Revenues *(Mobile Modular)*	40%	44%	48%	51%	51%
Modular Sales Revenues *(Mobile Modular & Enviroplex)*	52%	33%	54%	64%	60%
Modular Rental and Sales Revenues *(Mobile Modular & Enviroplex)*	44%	40%	49%	54%	54%
Consolidated Rental and Sales Revenues[1]	16%	16%	22%	28%	30%

1. Consolidated Rental and Sales Revenue percentage is calculated by dividing Modular rental and sales revenues to public schools (K-12) by the Company's consolidated rental and sales revenues.

School Facility Funding

Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, operating budgets, developer fees, various taxes including parcel and sales taxes levied to support school operating budgets, and lottery funds. The Company has experienced interruption in the passage of facility bonds, contraction or elimination of class size reduction programs, a lack of fiscal funding, and a significant reduction of funding from other sources to public schools that has had a material adverse effect on both rental and sales revenues of the Company.

ELECTRONIC TEST EQUIPMENT

Description

TRS-RenTelco rents and sells electronic test equipment nationally and internationally from two facilities located in Grapevine, Texas (the Dallas facility) and Dollard-des-Ormeaux, Canada (the Montreal facility). TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. The Dallas facility houses the electronic test equipment inventory, sales engineers, calibration laboratories, and operations staff for U.S. and international business. The Montreal facility houses sales engineers and operations staff to serve the Canadian market. As of December 31, 2012, the original cost of electronic test equipment inventory was comprised of 63% general-purpose electronic test equipment and 37% communications electronic test equipment.

Engineers, technicians and scientists utilize general purpose electronic test equipment in developing products, controlling manufacturing processes, completing field service applications and evaluating the performance of their own electrical and electronic equipment. These instruments are rented primarily to aerospace, defense, electronics, industrial, research and semiconductor industries. To date, Agilent Technologies and Tektronix, a division of Danaher Corporation, have manufactured the majority of TRS-RenTelco's general purpose electronic test equipment.

Communications test equipment, including fiber optic test equipment, is utilized by technicians, engineers and installation contractors to evaluate voice, data and multimedia communications networks, to install fiber optic cabling, and in the development and manufacturing of transmission, network and wireless products. These instruments are rented primarily to manufacturers of communications equipment and products, electrical and communications installation contractors, field technicians, and service providers. To date, Agilent has manufactured a significant portion of TRS-RenTelco's communications test equipment, with the remainder acquired from over 40 other manufacturers.

TRS-RenTelco's general purpose test equipment rental inventory includes oscilloscopes, amplifiers, analyzers (spectrum, network and logic), signal source and power source test equipment. The communications test equipment rental inventory includes network and transmission test equipment for various fiber, copper and wireless networks. Agilent Technologies and Tektronix manufacture the majority of TRS-RenTelco's general purpose test equipment with the remainder acquired from over 60 other manufacturers. TRS-RenTelco also occasionally rents electronic test equipment from other rental companies and re-rents the equipment to customers.

Competitive Strengths

Market Leadership—The Company believes that TRS-RenTelco is one of the largest electronic test equipment rental and leasing companies offering a broad and deep selection of general purpose and communications test equipment for rent in North America.

Expertise—The Company believes that its knowledge of products, technology and applications expertise provides it with a competitive advantage over others in the industry. Customer requirements are supported by application engineers and technicians that are knowledgeable about the equipment's uses to ensure the right equipment is selected to meet the customer's needs. This knowledge can be attributed to the experience of TRS-RenTelco's management, sales and operational teams.

Operating Structure—TRS-RenTelco is supported by a centralized distribution and inventory center on the grounds of the Dallas-Fort Worth Airport in Texas. The Company believes that the centralization of servicing all customers in North America and internationally by TRS-RenTelco's experienced logistics teams provides a competitive advantage by minimizing transaction costs and enabling TRS-RenTelco to ensure customer requirements are met.

Asset Management - TRS-RenTelco's rental equipment inventory is serviced by an ISO 9001-2008 registered and compliant calibration laboratory that repairs and calibrates equipment ensuring that off rent equipment is ready to ship immediately to meet customers' needs. TRS-RenTelco's team of technicians, product managers and sales personnel are continuously monitoring and analyzing the utilization of existing products, new technologies, general economic conditions and estimates of customer demand to ensure the right equipment is purchased and sold, at the right point in the equipment's technology life cycle. The Company believes this enables it to maximize utilization of equipment and the cash flow generated by the rental and sales revenue of each model of equipment. TRS-RenTelco strives to maintain strong relationships with equipment manufacturers, which enables it to leverage those relationships to gain rental opportunities.

Customer Service—The Company believes that its focus on providing excellent service to its customers provides a competitive advantage. TRS-RenTelco strives to provide exemplary service to fulfill its commitments to its customers. TRS-RenTelco prides itself in providing solutions to meet customers' needs by having equipment available and responding quickly and thoroughly to their requests. TRS-RenTelco's sophisticated in-house laboratory ensures the equipment is fully functional and meets its customers' delivery requirements. Service needs of TRS-RenTelco's customers are supported 24 hours a day, 7 days a week by its customer care specialists. TRS-RenTelco's goal is to provide service beyond its customers' expectations, which, the Company believes, results in customer loyalty and repeat business.

Market

Electronic test equipment rental is a market which we estimate has equipment on rent worldwide or available for rent with an aggregate original cost in excess of $1 billion. There is a broad customer base for the rental of such instruments, including aerospace, communications, defense, electrical contractor, electronics, industrial, installer contractor, network systems and research companies.

TRS-RenTelco markets its electronic test equipment throughout the United States, Canada, and, to a limited extent, other countries. TRS-RenTelco attracts customers through its outside sales force, website at www.TRS-RenTelco.com, telemarketing program, trade show participation, paid electronic search and electronic mail campaigns. A key part of the sales process is TRS-RenTelco's knowledgeable inside sales engineering team that effectively matches test equipment solutions to meet specific customer's requirements.

The Company believes that customers rent electronic test equipment for many reasons. Customers frequently need equipment for short-term projects, to evaluate new products, and for backup to avoid costly downtime. Delivery times for the purchase of such equipment can be lengthy; thus, renting allows the customer to obtain the equipment expeditiously. The Company also believes that the relative certainty of rental costs can facilitate cost control and be useful in the bidding of and pass-through of contract costs. Finally, renting rather than purchasing may better satisfy the customer's budgetary constraints.

Rentals

TRS-RenTelco rents electronic test equipment typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the current manufacturers' list price. TRS-RenTelco depreciates its equipment over 1 to 8 years with no residual value.

At December 31, 2012, TRS-RenTelco had an electronic test equipment rental inventory including accessories with an aggregate cost of $266.9 million. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 64.1% as of December 31, 2012 and averaged 65.8% during the year.

Sales

TRS-RenTelco generally sells used equipment to maintain an inventory of equipment meeting more current technological standards, and to support maintaining target utilization levels at a model number level. In 2012, approximately 20% of the electronic test equipment revenues were derived from sales. The largest electronic test equipment sale during 2012 represented approximately 14% of electronic test equipment sales, 6% of the Company's consolidated sales and 1% of consolidated revenues.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These factors may impact the quarterly results of each year's first and fourth quarter.

Competition

The electronic test equipment rental business is characterized by intense competition from several competitors, including Electro Rent Corporation, Continental Resources, Microlease and TestEquity, some of which may have access to greater financial and other resources than we do. TRS-RenTelco competes with these and other test equipment rental companies on the basis of product availability, price, service and reliability. Although no single competitor holds a dominant market share, we face intensifying competition from these established entities and new entrants in the market. Some of our competitors may offer similar equipment for lease, rental or sales at lower prices and may offer more extensive servicing, or financing options.

LIQUID AND SOLID CONTAINMENT TANKS AND BOXES

Description

Adler Tanks' rental inventory is comprised of tanks and boxes used for various containment solutions to store hazardous and non-hazardous liquids and solids in applications such as: oil and gas exploration and field services, refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, pipeline construction and maintenance, tank terminals services, wastewater treatment, and waste management and landfill services. The tanks and boxes are comprised of the following products:

- fixed axle steel tanks ("tanks") for the storage of groundwater, wastewater, volatile organic liquids, sewage, slurry and bio sludge, oil and water mixtures and chemicals, which are available in a variety of sizes including 21,000 gallon, 16,000 gallon and 8,000 gallon sizes;
- vacuum containers ("boxes"), which provide secure containment of sludge and solid materials and may be used for additional on-site storage or for transporting materials off-site enabling vacuum trucks to remain in operation;
- dewatering boxes for the separation of water contained in sludge and slurry; and
- roll-off and trash boxes for the temporary storage and transport of solid waste.

Adler Tanks purchases tanks and boxes from various manufacturers located throughout the country. With the exception of Sabre Manufacturing LLC ("Sabre"), none of the principal suppliers are affiliated with the Company. Sabre is independently operated and is 100% owned by the President of Adler Tanks. Adler Tanks purchases tanks from Sabre on terms and conditions pursuant to arms-length negotiations conducted at the time of purchase.

Competitive Strengths

Market Leadership—The Company believes that Adler Tanks is one of the largest participants in the liquid and solid containment tanks and boxes rental business in North America. Adler Tanks has national reach from branches serving the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West.

Expertise and Customer Service – The Company believes that Adler Tanks has highly experienced operating management and branch employees. Adler Tanks employees are knowledgeable about the operation of its rental equipment and customer applications. Adler Tanks believes that it provides a superior level of customer service due to its strong relationship building skills and the quality of its responsiveness.

Asset Management – The Company believes that Adler Tanks markets a high quality, well constructed and well maintained rental product. The Company depreciates its tanks and boxes over a 20 year estimated useful life to 0% residual value. We believe that if maintained, older tanks and boxes will continue to produce similar rental rates as newer equipment. The fleet's utilization is regionally optimized by understanding customer demand, expected returns and manufacturer's production capacity.

Market

Liquid and solid containment equipment rental is a market in the U.S., which we estimate has approximately $1.4 billion of annual rental revenues. There are a large and diverse number of market segments including oil and gas exploration and field services, refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, pipeline construction and maintenance, tank terminals services, wastewater treatment, and waste management and landfill services.

The tank and box rental products that Adler Tanks builds may be utilized throughout the U.S. and are not subject to any local or regional construction code or approval standards.

Rentals

Adler Tanks rents tanks and boxes typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the equipment's original acquisition cost. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 67.5% at December 31, 2012 and averaged 71.5% during the year.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to inclement weather in certain regions of the country impacting the industries that we serve.

Competition

The liquid and solid containment rental industry is highly competitive including national, regional and local companies. Some of our national competitors, notably BakerCorp and Rain For Rent, are significantly larger than we are and may have greater financial and other resources than we have. Some of our competitors also have longer operating histories, lower cost basis of rental equipment, lower cost structures and more established relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have these advantages may be better able to attract customers and provide their products and services at lower rental rates. Adler Tanks competes with these companies based upon product availability, product quality, price, service and reliability. We may encounter increased competition in the markets that we serve from existing competitors or from new market entrants in the future.

OPERATING SEGMENTS

For segment information regarding the Company's four operating segments: Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex, see "Note 11. Segment Reporting" to the audited consolidated financial statements of the Company included in "Item 8. Financial Statements and Supplementary Data."

PRODUCT HIGHLIGHTS

The following table shows the revenue components, percentage of rental and total revenues, rental equipment (at cost), rental equipment (net book value), number of relocatable modular units, year-end and average utilization, average rental equipment (at cost), annual yield on average rental equipment (at cost) and gross margin on rental revenues and sales by product line for the past five years.

Product Highlights

(dollar amounts in thousands)	*Year Ended December 31,*				
	2012	*2011*	*2010*	*2009*	*2008*
Relocatable Modular Buildings *(operating under Mobile Modular and Enviroplex)*					
Revenues					
Rental	$ 79,518	$ 79,969	$ 82,648	$ 92,331	$103,236
Rental Related Services	25,775	24,063	22,947	25,174	31,484
Total Modular Rental Operations	105,293	104,032	105,595	117,505	134,720
Sales—Mobile Modular	14,026	20,152	20,685	25,201	25,796
Sales—Enviroplex	23,823	20,788	11,695	7,419	19,484
Total Modular Sales	37,849	40,940	32,380	32,621	45,280
Other	448	425	432	581	543
Total Modular Revenues	$143,590	$145,397	$138,407	$150,706	$180,543
Percentage of Rental Revenues	32.0%	34.0%	41.2%	49.5%	52.3%
Percentage of Total Revenues	39.4%	42.4%	47.5%	54.7%	59.3%
Rental Equipment, at cost (year-end)	$551,101	$539,147	$514,548	$504,018	$503,678
Rental Equipment, net book value (year-end)	$384,813	$383,621	$369,195	$367,939	$376,606
Number of Units (year-end)	36,961	35,639	32,644	29,074	28,373
Utilization (year-end)[1]	66.7%	67.3%	67.2%	69.0%	81.0%
Average Utilization[1]	66.4%	67.1%	67.7%	73.4%	81.6%
Average Rental Equipment, at cost[2]	$524,084	$504,276	$491,364	$478,764	$461,848
Annual Yield on Average Rental Equipment, at cost	15.2%	15.9%	16.8%	19.3%	22.4%
Gross Margin on Rental Revenues	52.6%	55.3%	55.4%	64.8%	63.2%
Gross Margin on Sales	24.6%	26.3%	23.5%	24.2%	26.5%
Electronic Test Equipment *(operating under TRS-RenTelco)*					
Revenues					
Rental	$101,645	$ 95,694	$ 82,540	$ 75,500	$ 92,982
Rental Related Services	3,673	3,133	2,240	1,970	2,024
Total Electronics Rental Operations	105,318	98,827	84,780	77,470	95,006
Sales	26,192	25,164	21,443	20,586	24,948
Other	1,663	1,324	1,539	2,048	1,308
Total Electronics Revenues	$133,173	$125,315	$107,762	$100,104	$121,262
Percentage of Rental Revenues	40.9%	40.7%	41.1%	40.5%	47.1%
Percentage of Total Revenues	36.6%	36.6%	37.0%	36.2%	40.1%
Rental Equipment, at cost (year-end)	$266,934	$258,586	$250,125	$239,152	$255,778
Rental Equipment, net book value (year-end)	$107,999	$105,565	$ 98,444	$101,902	$129,573
Utilization (year-end)[1]	64.1%	67.1%	64.3%	63.1%	64.0%
Average Utilization[1]	65.8%	66.0%	66.0%	61.5%	68.1%
Average Rental Equipment, at cost[3]	$266,912	$258,995	$244,425	$247,743	$250,173
Annual Yield on Average Rental Equipment, at cost	38.1%	36.9%	33.8%	30.5%	37.2%
Gross Margin on Rental Revenues	48.9%	46.4%	39.9%	31.6%	40.3%
Gross Margin on Sales	40.3%	44.0%	40.9%	33.0%	33.8%

Product Highlights *(Continued)*

(dollar amounts in thousands)	*Year Ended December 31,*				
	2012	*2011*	*2010*	*2009*	*2008*
Liquid and Solid Containment Tanks and Boxes *(operating under Adler Tanks)*[4]					
Revenues					
Rental	$ 67,281	$ 59,243	$ 35,427	$ 18,611	$ 1,018
Rental Related Services	17,472	12,290	9,515	6,208	572
Total Tanks and Boxes Rental Operations	84,753	71,533	44,942	24,819	1,590
Sales	2,403	278	232	170	176
Other	155	147	57	34	—
Total Tanks and Boxes Revenues	$ 87,311	$ 71,958	$ 45,231	$ 25,023	$ 1,766
Percentage of Rental Revenues	27.1%	25.2%	17.7%	10.0%	0.5%
Percentage of Total Revenues	24.0%	21.0%	15.5%	9.1%	0.6%
Rental Equipment, at cost (year-end)	$254,810	$201,456	$133,095	$ 80,916	$ 46,288
Rental Equipment, net book value (year-end)	$226,041	$183,960	$123,941	$ 77,397	$ 46,059
Utilization (year-end)[1]	67.5%	79.8%	84.9%	67.6%	70.3%
Average Utilization[1]	71.5%	86.2%	76.0%	62.9%	*n/a*
Average Rental Equipment, at cost[2]	$223,673	$157,917	$101,263	$ 59,276	*n/a*
Annual Yield on Average Rental Equipment, at cost	30.1%	37.5%	35.0%	31.4%	*n/a*
Gross Margin on Rental Revenues	70.7%	78.0%	71.8%	66.4%	66.3%
Gross Margin on Sales	10.2%	-13.4%	22.2%	2.9%	4.5%
Total Revenues	$364,074	$342,670	$291,400	$275,833	$303,571

1 Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment. Average Utilization is calculated using the average cost of equipment for the year.
2 Average Rental Equipment, at cost for modulars and tanks and boxes excludes new equipment inventory and accessory equipment.
3 Average Rental Equipment, at cost, for electronics excludes accessory equipment.
4 Represents Adler Tanks' results since its acquisition on December 11, 2008.

ITEM 1A. RISK FACTORS

You should carefully consider the following discussion of various risks and uncertainties. We believe these risk factors are the most relevant to our business and could cause our results to differ materially from the forward-looking statements made by us. Our business, financial condition, and results of operations could be seriously harmed if any of these risks or uncertainties actually occur or materialize. In that event, the market price for our common stock could decline, and you may lose all or part of your investment.

The effects of a recession and tightened credit markets in the U.S. and other countries may adversely impact our business and financial condition and may negatively impact our ability to access financing.

Demand for our rental products depends on continued industrial and business activity and state government funding. The effects of the recent credit crisis and economic recession in the U.S. and general global economic downturn have had and may continue to have an adverse effect on our customers, including local school districts that are subject to budgetary constraints, which has resulted and could continue to result in decreased demand for the products we rent. The U.S. economy continues to experience some weakness following a severe credit crisis and recession. While the U.S. economy has emerged from the recession, if the economy experiences another recession, reduced demand for our rental products and deflation could increase price competition and could have a material adverse effect on our revenue and profitability. In 2012 we experienced decreased demand and lower pricing in our California modular operations.

The continuing instability in the global financial system may also have an impact on our business and our financial condition. General economic conditions and the tightening credit markets have significantly affected the ability of many companies to raise new capital or refinance existing indebtedness. While we intend to finance expansion with cash flow from operations and borrowing under our unsecured revolving line of credit under our Amended Credit Facility (as defined and more fully described under the heading "Liquidity and Capital Resources—Unsecured Revolving Lines of Credit"), we may require additional financing to support our continued growth. Due to constriction in the capital markets, should we need to access the market for additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds on terms acceptable to the Company or at all. All of these factors could impact our business, resulting in lower revenues and lower levels of earnings in future periods. At the current time we are uncertain as to the magnitude, or duration, of such changes in our business.

Our stock price has fluctuated and may continue to fluctuate in the future, which may result in a decline in the value of your investment in our common stock.

- The market price of our common stock fluctuates on the NASDAQ Global Select Market and is likely to be affected by a number of factors including but not limited to: our operating performance and the performance of our competitors, and in particular any variations in our operating results or dividend rate from our stated guidance or from investors' expectations;
- any changes in general conditions in the global economy, the industries in which we operate or the global financial markets;
- investors' reaction to our press releases, public announcements or filings with the SEC;
- the stock price performance of our competitors or other comparable companies;
- any changes in research analysts' coverage, recommendations or earnings estimates for us or for the stocks of other companies in our industry;
- any sales of common stock by our directors, executive officers and our other large shareholders, particularly in light of the limited trading volume of our stock;
- any merger and acquisition activity that involves us or our competitors; and
- other announcements or developments affecting us, our industry, customers, suppliers or competitors.

In addition, in recent years the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. More recently, the global credit crisis adversely affected the prices of publicly traded stocks across the board as many stockholders have become more willing to divest their stock holdings at lower values to increase their cash flow and reduce exposure to such fluctuations. These broad market fluctuations and any other negative economic trends may cause declines in the market price of our common stock and may be based upon factors that have little or nothing to do with our Company or its performance, and these fluctuations and trends could materially reduce our stock price.

Our future operating results may fluctuate, fail to match past performance or fail to meet expectations, which may result in a decrease in our stock price.

Our operating results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of a number of factors, some of which are beyond our control including but not limited to:

- general economic conditions in the geographies and industries where we rent and sell our products;
- legislative and educational policies where we rent and sell our products;
- the budgetary constraints of our customers;
- seasonality of our rental businesses and our end-markets;
- success of our strategic growth initiatives;
- costs associated with the launching or integration of new or acquired businesses;
- the timing and type of equipment purchases, rentals and sales;
- the nature and duration of the equipment needs of our customers;
- the timing of new product introductions by us, our suppliers and our competitors;
- the volume, timing and mix of maintenance and repair work on our rental equipment;
- our equipment mix, availability, utilization and pricing;
- the mix, by state and country, of our revenues, personnel and assets;
- rental equipment impairment from excess, obsolete or damaged equipment;
- movements in interest rates or tax rates;
- changes in, and application of, accounting rules;
- changes in the regulations applicable to us; and
- litigation matters.

As a result of these factors, our historical financial results are not necessarily indicative of our future results or stock price.

Our ability to retain our executive management and to recruit, retain and motivate key employees is critical to the success of our business.

If we cannot successfully recruit and retain qualified personnel, our operating results and stock price may suffer. We believe that our success is directly linked to the competent people in our organization, including our executive officers, senior managers and other key personnel, and in particular, Dennis Kakures, our Chief Executive Officer. Personnel turnover can be costly and could materially and adversely impact our operating results and can potentially jeopardize the success of our current strategic initiatives. We need to attract and retain highly qualified personnel to replace personnel when turnover occurs, as well as add to our staff levels as growth occurs. Our business and stock price likely will suffer if we are unable to fill, or experience delays in filling open positions, or fail to retain key personnel.

Failure by third parties to manufacture and deliver our products to our specifications or on a timely basis may harm our reputation and financial condition.

We depend on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. In the future, we may be limited as to the number of third-party suppliers for some of our products. Although in general we make advance purchases of some products to help ensure an adequate supply, currently we do not have any long-term purchase contracts with any third-party supplier. We may experience supply problems as a result of financial or operating difficulties or failure of our suppliers, or shortages and discontinuations resulting from product obsolescence or other shortages or allocations by our suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products.

In the future, we may not be able to negotiate arrangements with third parties to secure products that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce our products or if the third parties fail to produce our products to our specifications or in a timely manner, our reputation and financial condition could be harmed.

Disruptions in our information technology systems or failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail, become unavailable for any period of time or are not upgraded, this could limit our ability to effectively monitor and control our operations and adversely affect our operations.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

In addition, because of recent advances in technology and well-known efforts on the part of computer hackers and cyber terrorists to breach data security of companies, we face risks associated with potential failure to adequately protect critical corporate, client and employee data, which, if released, could adversely impact our client relationships, our reputation, and even violate privacy laws. As part of our business, we develop, receive and retain confidential data about our company and our customers.

Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations and growth initiatives, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

We have engaged in acquisitions and may engage in future acquisitions that could negatively impact our results of operations, financial condition and business.

In 2004, we acquired TRS, an electronic test equipment rental business and in 2008 we acquired Adler Tanks, a liquid and solid containment rental business. We anticipate that we will continue to consider acquisitions in the future that meet our strategic growth plans. We are unable to predict whether or when any prospective acquisition will be completed. Acquisitions involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
- diversion of management's attention from normal daily operations of our business;
- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;
- difficulties in complying with regulations applicable to any acquired business, such as environmental regulations, and managing risks related to an acquired business;
- timely completion of necessary financing and required amendments, if any, to existing agreements;
- an inability to implement uniform standards, controls, procedures and policies;
- undiscovered and unknown problems, defects, damaged assets liabilities, or other issues related to any acquisition that become known to us only after the acquisition;
- negative reactions from our customers to an acquisition;
- disruptions among employees related to any acquisition which may erode employee morale;
- loss of key employees, including costly litigation resulting from the termination of those employees;
- an inability to realize cost efficiencies or synergies that we may anticipate when selecting acquisition candidates;
- recording of goodwill and non-amortizable intangible assets that will be subject to future impairment testing and potential periodic impairment charges;

- incur amortization expenses related to certain intangible assets; and
- become subject to litigation.

Acquisitions are inherently risky, and no assurance can be given that our future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. The success of our acquisition strategy depends upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The difficulties of integration could be increased by the necessity of coordinating geographically dispersed organizations; maintaining acceptable standards, controls, procedures and policies; integrating personnel with disparate business backgrounds; combining different corporate cultures; and the impairment of relationships with employees and customers as a result of any integration of new management and other personnel. In addition, if we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing shareholders' ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use, to the extent available, a substantial portion of our Amended Credit Facility. If we increase the amount borrowed against our available credit line, we would increase the risk of breaching the covenants under our credit facilities with our lenders. In addition, it would limit our ability to make other investments, or we may be required to seek additional debt or equity financing. Any of these items could adversely affect our results of operations.

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2012, we had $39.2 million of goodwill and intangible assets, net, on our consolidated balance sheets. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under accounting principles generally accepted in the United States of America, we assess potential impairment of our goodwill and intangible assets at least annually, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our businesses below book value. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results.

If we do not effectively manage our credit risk, collect on our accounts receivable or recover our rental equipment from our customers' sites, it could have a material adverse effect on our operating results.

We generally sell to customers on 30-day terms, individually perform credit evaluation procedures on our customers for each transaction and require security deposits or other forms of security from our customers when a significant credit risk is identified. Historically, accounts receivable write-offs and write-offs related to equipment not returned by customers have not been significant and have averaged over the last five years less than 1% of total revenues. If economic conditions deteriorate, we may see an increase in bad debt relative to historical levels, which may materially and adversely affect our operations. Our fastest growing business segments, notably Adler, may have increased credit risks as we increase the number of new customers and markets served. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in write-offs and/or loss of equipment, particularly electronic test equipment. If we are not able to effectively manage credit risk issues, or if a large number of our customers should have financial difficulties at the same time, our receivables and equipment losses could increase above historical levels. If this should occur, our results of operations may be materially and adversely affected.

Effective management of our rental assets is vital to our business. If we are not successful in these efforts, it could have a material adverse impact on our result of operations.

Our modular, electronics and liquid and solid containment rental products have long useful lives and managing those assets is a critical element to each of our rental businesses. Generally, we design units and find manufacturers to build them to our specifications for our modular and liquid and solid containment tanks and boxes. Modular asset management requires designing and building the product for a long life that anticipates the needs of our customers, including anticipating potential changes in legislation, regulations, building codes and local permitting in the various markets in which the Company operates. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand, including anticipating technological advances and changes in manufacturers' selling prices. Liquid and solid containment asset management requires designing and building the product for a long life, using quality components and repairing and maintaining the products to prevent leaks. For each of our modular, electronic test equipment and liquid and solid containment assets, we must successfully maintain and repair this equipment cost-effectively to maximize the useful life of the products and the level of proceeds from the sale of such products. To the extent that we are unable to do so, our result of operations could be materially adversely affected.

The nature of our businesses, including the ownership of industrial property, exposes us to the risk of litigation and liability under environmental, health and safety and products liability laws. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

We are subject to national, state, provincial and local environmental laws and regulations concerning, among other things, solid and liquid waste and hazardous substances handling, storage and disposal and employee health and safety. These laws and regulations are complex and frequently change. We could incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with applicable environmental or health and safety laws. We also could incur costs or liabilities related to waste disposal or remediating soil or groundwater contamination at our properties, at our customers' properties or at third party landfill and disposal sites. These liabilities can be imposed on the parties generating, transporting or disposing of such substances or on the owner or operator of any affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances.

Several aspects of our businesses involve risks of environmental and health and safety liability. For example, our operations involve the use of petroleum products, solvents and other hazardous substances in the construction and maintaining of modular buildings and for fueling and maintaining our delivery trucks and vehicles. We also own, transport and rent tanks and boxes in which waste materials are placed by our customers. The historical operations at some of our previously or currently owned or leased and newly acquired or leased properties may have resulted in undiscovered soil or groundwater contamination or historical non-compliance by third parties for which we could be held liable. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination or non-compliance, may also give rise to liabilities or other claims based on these operations that may be material. In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to our operations.

Accordingly, in addition to potential penalties for non-compliance, we may become liable, either contractually or by operation of law, for investigation, remediation and monitoring costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. In addition, certain parties may be held liable for more than their "fair" share of environmental investigation and cleanup costs. Contamination and exposure to hazardous substances or other contaminants such as mold can also result in claims for remediation or damages, including personal injury, property damage, and natural resources damage claims. Although expenses related to environmental compliance, health and safety issues, and related matters, have not been material to date, we cannot assure that we will not have to make significant expenditures in the future in order to comply with applicable laws and regulations. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

In general, litigation in the industries in which we operate, including class actions that seek substantial damages, arises with increasing frequency. Enforcement of environmental and health and safety requirements is also frequent. Such proceedings are invariably expensive, regardless of the merit of the plaintiffs' or prosecutors' claims. We may be named as a defendant in the future, and there can be no assurance, irrespective of the merit of such future actions, that we will not be required to make substantial settlement payments in the future. Further, a significant portion of our business is conducted in California which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than companies with a less significant California presence.

The nature of our business also subjects us to property damage and product liability claims, especially in connection with our modular buildings and tank and box rental businesses. Although we maintain liability coverage that we believe is commercially reasonable, an unusually large property damage or product liability claim or a series of claims could exceed our insurance coverage or result in damage to our reputation.

Our routine business activities exposes us to risk of litigation from employees, vendors and other third parties, which could have a material adverse effect on our results of operations.

We may be subject to claims arising from disputes with employees, vendors and other third parties in the normal course of our business; these risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against us were to successfully prosecute their claims, or if we were to settle any such suits by making significant payments to the plaintiffs, our operating results and financial condition would be harmed. Even if the outcome of a claim proves favorable to us, litigation can be time consuming and costly and may divert management resources. In addition, our organizational documents require us to indemnify our senior executives to the maximum extent permitted by California law. We maintain directors' and officers' liability insurance that we believe is commercially reasonable in connection with such obligations, but if our senior executives were named in any lawsuit, our indemnification obligations could magnify the costs of these suits and/or exceed the coverage of such policies.

If we suffer loss to our facilities, equipment or distribution system due to catastrophe, our insurance policies could be inadequate or depleted, our operations could be seriously harmed, which could negatively affect our operating results.

Our facilities, rental equipment and distribution systems may be subject to catastrophic loss due to fire, flood, hurricane, earthquake, terrorism or other natural or man-made disasters. In particular, our headquarters, three operating facilities, and certain of our rental equipment are located in areas of California, with above average seismic activity and could be subject to a catastrophic loss caused by an earthquake. Our rental equipment and facilities in Texas, Florida, North Carolina and Georgia are located in areas subject to hurricanes and other tropical storms. In addition to customers' insurance on rented equipment, we carry property insurance on our rental equipment in inventory and operating facilities as well as business interruption insurance. We believe our insurance policies have adequate limits and deductibles to mitigate the potential loss exposure of our business. We do not maintain financial reserves for policy deductibles and our insurance policies contain exclusions that are customary for our industry, including exclusions for earthquakes, flood and terrorism. If any of our facilities or a significant amount or our rental equipment were to experience a catastrophic loss, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by insurance, which could have a material adverse effect on our results of operations.

Our debt instruments contain covenants that restrict or prohibit our ability to enter into a variety of transactions and may limit our ability to finance future operations or capital needs. If we had an event of default under these instruments, our indebtedness could be accelerated and we may not be able to refinance such indebtedness or make the required accelerated payments.

The agreements governing our Senior Notes (as defined and more fully described under the heading "Liquidity and Capital Resources—4.03% Senior Note due 2018") and our Amended Credit Facility contain various covenants that limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate, reorganize or transfer substantially all of our assets, make investments, pay dividends or distributions, redeem or repurchase stock, change the nature of our business, enter into transactions with affiliates, incur indebtedness and create liens on our assets to secure debt. In addition, we are required to meet certain financial covenants under these instruments. These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

A failure to comply with the restrictions contained in these agreements could lead to an event of default, which could result in an acceleration of our indebtedness. In the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any required accelerated payments. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

The majority of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates, which could negatively affect our net income.

Our indebtedness exposes us to interest rate increases because the majority of our indebtedness is subject to variable rates. At present, we do not have any derivative financial instruments such as interest rate swaps or hedges to mitigate interest rate variability.

The interest rates under our credit facilities are reset at varying periods. These interest rate adjustments could cause periodic fluctuations in our operating results and cash flows. Our annual debt service obligations increase by approximately $2.0 million per year for each 1% increase in the average interest rate we pay, based on the $202.0 million balance of variable rate debt outstanding at December 31, 2012. If interest rates rise in the future, and particularly, if they rise significantly, interest expense will increase and our net income will be negatively affected.

Our effective tax rate may change and become less predictable as our business expands, making our future earnings less predictable.

We continue to consider expansion opportunities domestically and internationally for our rental businesses, such as the organic expansion of our modular business in North Carolina, Georgia, Maryland, Virginia and Washington, D.C., recent expansion into the portable storage business and our expansion in 2008 into the liquid and solid containment business. Since the Company's effective tax rate depends on business levels, personnel and assets located in various jurisdictions, further expansion into new markets or acquisitions may change the effective tax rate in the future and may make it, and consequently our earnings, less predictable going forward. In addition, the enactment of future tax law changes by federal and state taxing authorities may impact the Company's current period tax provision and its deferred tax liabilities.

Changes in financial accounting standards may cause lower than expected operating results and affect our reported results of operations.

Changes in accounting standards and their application may have a significant effect on our reported results on a going-forward basis and may also affect the recording and disclosure of previously reported transactions. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Failure to comply with internal control attestation requirements could lead to loss of public confidence in our financial statements and negatively impact our stock price.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 and other related requirements has increased our costs and will continue to require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. While our management concluded that our internal control over financial reporting as of December 31, 2012 was effective, there is no assurance that future assessments of the adequacy of our internal controls over financial reporting will be favorable. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

SPECIFIC RISKS RELATED TO OUR RELOCATABLE MODULAR BUILDINGS BUSINESS SEGMENT:

Significant reductions of, or delays in, funding to public schools have caused the demand and pricing for our modular classroom units to decline, which has in the past caused, and may cause in the future, a reduction in our revenues and profitability.

Rentals and sales of modular buildings to public school districts for use as classrooms, restroom buildings, and administrative offices for K-12 represent a significant portion of Mobile Modular's rental and sales revenues. Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, developer fees and various taxes levied to support school operating budgets. Many of these funding sources are subject to financial and political considerations, which vary from district to district and are not tied to demand. Historically, we have benefited from the passage of facility bond measures and believe these are essential to our business.

The state of California is our largest market for classroom rentals. The strength of this market depends heavily on public funding from voter passage of both state and local facility bond measures, and the ability of the state to sell such bonds in the public market. A lack of passage of state and local facility bond measures, or the inability to sell bonds in the public markets in the future could reduce our revenues and operating income, and consequently have a material adverse effect on the Company's financial condition. Furthermore, even if voters have approved facility bond measures and the state has raised bond funds, there is no guarantee that individual school projects will be funded in a timely manner.

As a consequence of the recent economic recession, many states and local governments have experienced large budget deficits resulting in severe budgetary constraints among public school districts. To the extent public school districts' funding is reduced for the rental and purchase of modular buildings, our business could be harmed and our results of operations negatively impacted. We believe that interruptions or delays in the passage of facility bond measures or completion of state budgets, an insufficient amount of state funding, a significant reduction of funding to public schools, or changes negatively impacting enrollment may reduce the rental and sale demand for our educational products. Any reductions in funding available to the school districts from the states in which we do business may cause school districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations, class size reduction initiatives and modernization and reconstruction project needs, which could reduce our revenues and operating income and consequently have a material adverse effect on the Company's financial condition.

Public policies that create demand for our products and services may change, resulting in decreased demand for or the pricing of our products and services, which could negatively affect our revenues and operating income.

In California a law was enacted in 1996 to provide funding for school districts for the reduction of class sizes for kindergarten through third grade. In Florida, a state constitutional amendment was passed in 2002 to limit the number of students that may be grouped in a single classroom for pre-kindergarten through grade twelve. School districts with class sizes in excess of state limits have been and continue to be a significant source of our demand for modular classrooms. Further, in California, efforts to address aging infrastructure and deferred maintenance have resulted in modernization and reconstruction projects by public school districts including seismic retrofitting, asbestos abatement and various building repairs and upgrades, which has been another source of demand for our modular classrooms. The recent economic recession has caused state and local budget shortfalls, which have reduced school districts' funding and their ability to comply with state class size reduction requirements in California and Florida. If educational priorities and policies shift away from class-size reduction or modernization and reconstruction projects, demand and pricing for our products and services may decline, not grow as quickly as, or reach the levels that we anticipate. Significant equipment returns may result in lower utilization until equipment can be redeployed or sold, which may cause rental rates to decline and negatively affect our revenues and operating income.

Failure to comply with applicable regulations could harm our business and financial condition, resulting in lower operating results and cash flows.

Similar to conventionally constructed buildings, the modular building industry, including the manufacturers and lessors of portable classrooms, are subject to regulations by multiple governmental agencies at the federal, state and local level relating to environmental, zoning, health, safety and transportation matters, among other matters. Failure to comply with these laws or regulations could impact our business or harm our reputation and result in higher capital or operating expenditures or the imposition of penalties or restrictions on our operations.

As with conventional construction, typically new codes and regulations are not retroactively applied. Nonetheless, new governmental regulations in these or other areas may increase our acquisition cost of new rental equipment, limit the use of or make obsolete some of our existing equipment, or increase our costs of rental operations.

Building codes are generally reviewed every three years. All aspects of a given code are subject to change including, but not limited to, such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits. On occasion, state agencies have undertaken studies of indoor air quality and noise levels with a focus on permanent and modular classrooms. These results could impact our existing modular equipment, and affect the future construction of our modular product.

Compliance with building codes and regulations entails a certain amount of risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many "best practices" which are constantly evolving. Some of our peers and competitors may adopt practices that are more or less stringent than the Company's. When, and if, regulatory standards are clarified, the effect of the clarification may be to impose rules on our business and practices retroactively, at which time, we may not be in compliance with such regulations and we may be required to incur costly remediation. If we are unable to pass these increased costs on to our customers, our profitability, operating cash flows and financial condition could be negatively impacted.

Expansions of our modular operations into new markets may negatively affect our operating results.

Over the past several years, we have expanded our modular operations in North Carolina, Georgia, Maryland, Virginia and Washington, D.C. There are risks inherent in the undertaking of such expansion, including the risk of revenue from the business in any new markets not meeting our expectations, higher than expected costs in entering these new markets, risk associated with compliance with applicable state and local laws and regulations, response by competitors and unanticipated consequences of expansion. In addition, expansion in new markets may be affected by local economic and market conditions. Expansion of our operations into new markets will require a significant amount of attention from our management, a commitment of financial resources and will require us to add qualified management in these markets, which may negatively impact our operating results.

We are subject to laws and regulations governing government contracts. These laws and regulations make these government contracts more favorable to government entities than other third parties and any changes in these laws and regulations, or our failure to comply with these laws and regulations could harm our business.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts such as clauses that allow government entities not to perform on contractual obligations in the case of a lack of fiscal funding. Also, in the educational markets we serve, we are able to utilize "piggyback" contracts in marketing our products and services and ultimately to book business. The term "piggyback contract" refers to contracts for portable classrooms or other products entered into by public school districts following a formal bid process that allows for the use of the same contract terms and conditions with the successful vendor by other public school districts. As a result, "piggyback" contracts allow us to more readily book orders from our government customers, primarily public school districts, and to reduce the administrative expense associated with booking these orders. The governmental statutes and regulations that allow for use of "piggyback" contracts are subject to change or elimination in their entirety. A change in the manner of use or the elimination of "piggyback" contracts would likely negatively impact our ability to book new business from these government customers and could cause our administrative expenses related to processing these orders to increase significantly. In addition, any failure to comply with these laws and regulations might result in administrative penalties or even in the suspension of these contracts and as a result, the loss of the related revenues which would harm our business and results from operations.

Seasonality of our educational business may have adverse consequences for our business.

A significant portion of the modular sale and rental revenues is derived from the educational market. Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions. Although this is the historical seasonality of our business, it is subject to change or may not meet our expectations, which may have adverse consequences for our business.

We face strong competition in our modular building markets and we may not be able to effectively compete.

The modular building leasing industry is highly competitive in our states of operation and we expect it to remain so. The competitive market in which we operate may prevent us from raising rental fees or sales prices to pass any increased costs on to our customers. We compete on the basis of a number of factors, including equipment availability, quality, price, service, reliability, appearance, functionality and delivery terms. We may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices.

Some of our larger national competitors in the modular building leasing industry, notably Williams Scotsman International, Inc. and Modspace, have a greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. These larger competitors may be better able to respond to changes in the relocatable modular building market, to finance acquisitions, to fund internal growth and to compete for market share, any of which could harm our business.

We may not be able to quickly redeploy modular units returning from leases, which could negatively affect our financial performance and our ability to expand, or utilize, our rental fleet.

As of December 31, 2012, 59% of our modular portfolio had equipment on rent for periods exceeding the original committed term. Generally, when a customer continues to rent the modular units beyond the contractual term, the equipment rents on a month-to-month basis. If a significant number of our rented modular units were returned during a short period of time, particularly those units that are rented on a month-to-month basis, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could negatively affect our financial performance and our ability to continue expanding our rental fleet. In addition, if returned units stay off rent for an extended period of time, we may incur additional costs to securely store and maintain them.

Significant increases in raw material and labor costs could increase our acquisition cost of new modular rental units and repair and maintenance costs of our fleet, which would increase our operating costs and harm our profitability.

We incur labor costs and purchase raw materials, including lumber, siding and roofing and other products to perform periodic repairs, modifications and refurbishments to maintain physical conditions of our modular units. The volume, timing and mix of maintenance and repair work on our rental equipment may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will also increase the acquisition cost of new modular units and increase the repair and maintenance costs of our fleet. We also maintain a fleet of service trucks and use subcontractor companies for the delivery, set-up, return delivery and dismantle of modulars for our customers. We rely on our subcontractor service companies to meet customer demands for timely shipment and return, and the loss or inadequate number of subcontractor service companies may cause prices to increase, while negatively impacting our reputation and operating performance. During periods of rising prices for labor, raw materials or fuel, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our acquisition costs for new modular units and incur higher operating costs that we may not be able to recoup from our customers, which would reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. With the exception of Enviroplex, none of the principal suppliers are affiliated with the Company. During 2012, Mobile Modular purchased 38% of its modular product from one manufacturer. The Company believes that the loss of any of its primary manufacturers of modulars could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer delivery lead times for modular product until other manufacturers were able to increase their production capacity.

Failure to properly design, manufacture, repair and maintain the modular product may result in impairment charges, potential litigation and reduction of our operating results and cash flows.

We estimate the useful life of the modular product to be 18 years with a residual value of 50%. However, proper design, manufacture, repairs and maintenance of the modular product during our ownership is required for the product to reach the estimated useful life of 18 years with a residual value of 50%. If we do not appropriately manage the design, manufacture, repair and maintenance of our modular product, or otherwise delay or defer such repair or maintenance, we may be required to incur impairment charges for equipment that is beyond economic repair costs or incur significant capital expenditures to acquire new modular product to serve demand. In addition, such failures may result in personal injury or property damage claims, including claims based on presence of mold, and termination of leases or contracts by customers. Costs of contract performance, potential litigation, and profits lost from termination could accordingly reduce our future operating results and cash flows.

Our warranty costs may increase and warranty claims could damage our reputation and negatively impact our revenues and operating income.

Sales of new relocatable modular buildings not manufactured by us are typically covered by warranties provided by the manufacturer of the products sold. We provide ninety-day warranties on certain modular sales of used rental units and one-year warranties on equipment manufactured by our Enviroplex subsidiary. Historically, our warranty costs have not been significant, and we monitor the quality of our products closely. If a defect were to arise in the installation of our equipment at the customer's facilities or in the equipment acquired from our suppliers or by our Enviroplex subsidiary, we may experience increased warranty claims. Such claims could disrupt our sales operations, damage our reputation and require costly repairs or other remedies, negatively impacting revenues and operating income.

SPECIFIC RISKS RELATED TO OUR ELECTRONIC TEST EQUIPMENT BUSINESS SEGMENT:

Market risk and cyclical downturns in the industries using test equipment may result in periods of low demand for our product resulting in excess inventory, impairment charges and reduction of our operating results and cash flows.

TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment rental and sales revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure and maintenance. Historically, these industries have been cyclical and have experienced periodic downturns, which can have a material adverse impact on the industry's demand for equipment, including our rental electronic test equipment. In addition, the severity and length of any downturn in an industry may also affect overall access to capital, which could adversely affect our customers and result in excess inventory and impairment charges. During periods of reduced and declining demand for test equipment, we are exposed to additional receivable risk from non-payment and may need to rapidly align our cost structure with prevailing market conditions, which may negatively impact our operating results and cash flows.

Seasonality of our electronic test equipment business may impact quarterly results.

Generally, rental activity declines in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These seasonal factors historically have impacted quarterly results in each year's first and fourth quarter, but we are unable to predict how such factors may impact future periods.

Our rental test equipment may become obsolete, which could result in an impairment charge, or may no longer be supported by a manufacturer.

Electronic test equipment is characterized by changing technology and evolving industry standards that may render our existing equipment obsolete through new product introductions, or enhancements, before the end of its anticipated useful life, causing us to incur impairment charges. We must anticipate and keep pace with the introduction of new hardware, software and networking technologies and acquire equipment that will be marketable to our current and prospective customers.

Additionally, some manufacturers of our equipment may be acquired or cease to exist, resulting in a future lack of support for equipment purchased from those manufacturers. This could result in the remaining useful life to become shorter, causing us to incur an impairment charge. We monitor our manufacturers' capacity to support their products and the introduction of new technologies, and we acquire equipment that will be marketable to our current and prospective customers. However, any prolonged economic downturn could result in unexpected bankruptcies or reduced support from our manufacturers. Failure to properly select, manage and respond to the technological needs of our customers and changes to our products through their technology life cycle may cause certain electronic test equipment to become obsolete, resulting in impairment charges, which may negatively impact operating results and cash flows.

If we do not effectively compete in the rental equipment market, our operating results will be materially and adversely affected.

The electronic test equipment rental business is characterized by intense competition from several competitors, including Electro Rent Corporation, Continental Resources, Microlease and TestEquity, some of which may have access to greater financial and other resources than we do. Although no single competitor holds a dominant market share, we face competition from these established entities and new entrants in the market. We believe that we anticipate and keep pace with the introduction of new products and acquire equipment that will be marketable to our current and prospective customers. We compete on the basis of a number of factors, including product availability, price, service and reliability. Some of our competitors may offer similar equipment for lease, rental or sale at lower prices and may offer more extensive servicing, or financing options. Failure to adequately forecast the adoption of, and demand for, new or existing products may cause us not to meet our customers' equipment requirements and may materially and adversely affect our operating results.

If we are not able to obtain equipment at favorable rates, there could be a material adverse effect on our operating results and reputation.

The majority of our rental equipment portfolio is comprised of general purpose test and measurement instruments purchased from leading manufacturers such as Agilent Technologies and Tektronix, a division of Danaher Corporation. We depend on purchasing equipment from these manufacturers and suppliers for use as our rental equipment. If, in the future, we are not able to purchase necessary equipment from one or more of these suppliers on favorable terms, we may not be able to meet our customers' demands in a timely manner or for a rental rate that generates a profit. If this should occur, we may not be able to secure necessary equipment from an alternative source on acceptable terms and our business and reputation may be materially and adversely affected.

If we are not able to anticipate and mitigate the risks associated with operating internationally, there could be a material adverse effect on our operating results.

Currently, total foreign country customers and operations account for less than 10% of the Company's revenues and long-lived assets. In recent years some of our customers have expanded their international operations faster than domestic operations, and this trend may continue. Over time, we anticipate the amount of our international business may increase if our focus on international market opportunities continues. Operating in foreign countries subjects the Company to additional risks, any of which may adversely impact our future operating results, including:

- international political, economic and legal conditions including tariffs and trade barriers;
- our ability to comply with customs, anti-corruption, import/export and other trade compliance regulations, together with any unexpected changes in such regulations;
- greater difficulty in our ability to recover rental equipment and obtain payment of the related trade receivables;
- additional costs to establish and maintain international subsidiaries and related operations;
- difficulties in attracting and retaining staff and business partners to operate internationally;
- language and cultural barriers;
- seasonal reductions in business activities in the countries where our international customers are located;
- difficulty with the integration of foreign operations;
- longer payment cycles;
- currency fluctuations; and
- potential adverse tax consequences.

Unfavorable currency exchange rates may negatively impact our financial results in U.S. dollar terms.

We receive revenues in Canadian dollars from our business activities in Canada. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We currently do not engage in hedging strategies to mitigate this risk.

SPECIFIC RISKS RELATED TO OUR LIQUID AND SOLID CONTAINMENT TANKS AND BOXES BUSINESS SEGMENT:

We may be brought into tort or environmental litigation or held responsible for cleanup of spills if the customer fails to perform, or an accident occurs in the use of our rental products, which could materially adversely affect our business, future operating results or financial position.

Our rental tanks and boxes are used by our customers to store non-hazardous and certain hazardous liquids on the customer's site. Our customers are generally responsible for proper operation of our tank and box rental equipment while on rent and returning a cleaned and undamaged container upon completion of use, but exceptions may be granted and we cannot always assure that these responsibilities are fully met in all cases. Although we require the customer to carry commercial general liability insurance in a minimum amount of $5,000,000, such policies often contain pollution exclusions and other exceptions. Furthermore, we cannot be certain our liability insurance will always be sufficient. In addition, if an accident were to occur involving our rental equipment or a spill of substances were to occur when the tank or box was in transport or on rent with our customer, a claim could be made against us as owner of the rental equipment.

In the event of a spill or accident, we may be brought into a lawsuit or enforcement action by either our customer or a third party on numerous potential grounds, including an allegation that an inherent flaw in a tank or box contributed to an accident or that the tank had suffered some undiscovered harm from a previous customer's prior use. In the event of a spill caused by our customers, we may be held responsible for cleanup under environmental laws and regulations concerning obligations of suppliers of rental products to effect remediation. In addition, applicable environmental laws and regulations may impose liability on us for the conduct of third parties, or for actions that complied with applicable regulations when taken, regardless of negligence or fault. Substantial damage awards have also been made in certain jurisdictions against lessors of industrial equipment based upon claims of personal injury, property damage, and resource damage caused by the use of various products. While we take what we believe are reasonable precautions that our rental equipment is in good and safe condition prior to rental and carry insurance to protect against certain risks of loss or accidents, such liability could adversely impact our profitability.

The liquid and solid storage and containment rental industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to rent, or sell, equipment at favorable prices, which could adversely affect our operating results.

The liquid and solid storage and containment rental industry is highly competitive. We compete against national, regional and local companies, including BakerCorp and Rain For Rent, both of which are significantly larger than we are and both of which have greater financial and marketing resources than we have. Some of our competitors also have longer operating histories, lower cost basis of rental equipment, lower cost structures and more established relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have these advantages may be better able to attract customers and provide their products and services at lower rental rates. Some competitors offer different approaches to liquid storage, such as large-volume modular tanks that may have better economics and compete with conventional frac tanks in certain oil and gas field applications. We may in the future encounter increased competition in the markets that we serve from existing competitors or from new market entrants.

We believe that equipment quality, service levels, rental rates and fleet size are key competitive factors in the liquid and solid containment storage rental industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. Competitive pressures could adversely affect our revenues and operating results by decreasing our market share or depressing the rental rates. To the extent we lower rental rates or increase our fleet in order to retain or increase market share, our operating margins would be adversely impacted. In addition, we may not be able to match a larger competitor's price reductions or fleet investment because of its greater financial resources, all of which could adversely impact our operating results through a combination of a decrease in our market share, revenues and operating income.

Market risk, commodity price volatility, regulatory changes or interruptions and cyclical downturns in the industries using tanks and boxes may result in periods of low demand for our products resulting in excess inventory, impairment charges and reduction of our operating results and cash flows.

Adler Tanks' revenues are derived from the rental of tanks and boxes to companies involved in oil and gas exploration, extraction and refinement, environmental remediation and wastewater/groundwater treatment, infrastructure construction and various industrial services, among others. We expect tank and box rental revenues will primarily be affected by the business activity within these industries. Historically, these industries have been cyclical and have experienced periodic downturns, which have a material adverse impact on the industry's demand for equipment, including the tanks and boxes rented by us. Lower oil or gas prices may have an adverse effect on our liquid and solid containment tank and boxes business if the price reduction causes customers to limit or stop exploration, extraction or refinement activities, resulting in lower demand and pricing for renting Adler Tank's products. Also, a weak U.S. economy may negatively impact infrastructure construction and industrial activity. Any of these factors may result in excess inventory or impairment charges and reduce our operating results and cash flows.

Changes in regulatory, or governmental, oversight of hydraulic fracturing could materially adversely affect the demand for our rental products and reduce our operating results and cash flows.

We believe that in recent years growing demand related to hydraulic fracturing has increased the total market size and accounted for approximately one third or more of total market rental revenue in 2012. Oil and gas exploration and extraction (including use of tanks for hydraulic fracturing to obtain shale oil and shale gas) are subject to numerous local, state and federal regulations. The hydraulic fracturing method of extraction has come under scrutiny in several states and by the Federal government due to the potential adverse effects that hydraulic fracturing, and the liquids and chemicals used, may have on water quality and public health. In addition, the disposal of wastewater from the hydraulic fracturing process into injection wells may increase the rate of seismic activity near drill sites and could result in regulatory changes, delays or interruption of future activity. Changes in these regulations could limit, interrupt, or stop exploration and extraction activities, which would negatively impact the demand for our rental products. Finally, it is possible that changes in the technology utilized in hydraulic fracturing could make it less dependent on liquids and therefore lower the related requirements for the use of our rental products, which would reduce our operating results and cash flows.

Seasonality of the liquid and solid storage and containment rental industry may impact quarterly results.

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity in parts of the country where inclement weather may delay, or suspend, a company's project. The impact of these delays may be to decrease the number of tanks, or boxes, on rent until companies are able to resume their projects when weather improves. These seasonal factors historically have impacted quarterly results in each year's first and fourth quarter, but we are unable to predict how such factors may impact future periods.

Significant increases in raw material, fuel and labor costs could increase our acquisition and operating costs of rental equipment, which would increase operating costs and decrease profitability.

Increases in raw material costs such as steel and labor to manufacture liquid and solid storage containment tanks and boxes would increase the cost of acquiring new equipment. These price increases could materially adversely impact our financial condition and results of operations if we were not able to recoup these increases through higher rental revenues. In addition, a significant amount of revenues are generated from the transport of rental equipment to and from customers. We own delivery trucks, employ drivers and utilize subcontractors to provide these services. The price of fuel can be unpredictable and beyond our control. During periods of rising fuel and labor costs, and in particular when prices increase rapidly, we may not be able recoup these costs from our customers, which would reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our ability to meet customer demand and harm our financial condition.

We are dependent on a variety of third party companies to manufacture equipment to be used in our rental fleet. With the exception of Sabre Manufacturing, LLC, which is owned by the President of our Adler Tanks division, none of the manufacturers are affiliated with the Company. In some cases, we may not be able to procure equipment on a timely basis to the extent that manufacturers for the quantities of equipment we need are not able to produce sufficient inventory on schedules that meet our delivery requirements. If demand for new equipment increases significantly, especially during a seasonal slowdown, manufacturers may not be able to meet customer orders on a timely basis. As a result, we at times may experience long lead-times for certain types of new equipment and we cannot assure that we will be able to acquire the types or sufficient numbers of the equipment we need to grow our rental fleet as quickly as we would like and this could harm our ability to meet customer demand and harm our financial condition.

We derive a significant amount of our revenue in our liquid and solid containment tank and boxes business from a limited number of customers, the loss of one or more of which could have an adverse effect on our business.

A significant portion of our revenue in our liquid and solid containment tank and boxes business is generated from a few major customers. Although we have some long-term relationships with our major customers, we cannot be assured that our customers will continue to use our products or services or that they will continue to do so at historical levels. The loss of any significant customer, the failure to collect a significant receivable from a significant customer, any material reduction in orders by a significant customer or the cancellation of a significant customer order could significantly reduce our revenues and consequently harm our financial condition and our ability to fund our operations.

We may not be able to quickly redeploy equipment returning from leases at equivalent prices.

Many of our rental transactions are short-term in nature with pricing established on a daily basis. The length of time that a customer needs equipment can often be difficult to determine and can be impacted by a number of factors such as weather, customer funding and project delays. In addition, our equipment is primarily used in the oil and gas, industrial plant services, environmental remediation and infrastructure construction industries. Changes in the economic conditions facing any of those industries could result in a significant number of units returning off rent, both for us and our competitors.

If the supply of rental equipment available on the market significantly increases due to units coming off rent, demand for and pricing of our rental products could be adversely impacted. We may experience delays in remarketing our off-rent units to new customers and incur cost to move the units to other regions where demand is stronger. Actions in these circumstances by our competitors may also depress the market price for rental units. These delays and price pressures would adversely affect equipment utilization levels and total revenues, which would reduce our profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES.

The Company's four business segments currently conduct operations from the following locations:

Mobile Modular—Four inventory centers, at which relocatable modular buildings are displayed, refurbished and stored are located in Livermore, California (San Francisco Bay Area), Mira Loma, California (Los Angeles Area), Pasadena, Texas (Houston Area) and in Auburndale, Florida (Orlando Area). The inventory centers conduct rental and sales operations from modular buildings, serving as working models of the Company's modular product. The Company also has a modular sales office in Charlotte, North Carolina from which the states of North Carolina, Georgia, Virginia and Maryland are served.

TRS-RenTelco—Electronic test equipment rental and sales operations are conducted from a facility in Grapevine, Texas (Dallas Area) and a sales office in Dollard-des-Ormeaux, Quebec (Montreal, Canada Area).

Adler Tanks—Adler Tanks is headquartered in South Plainfield, New Jersey and operates from branch offices serving the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West. A number of our branch offices are leased and have remaining lease terms of one to three years, or are leased on a month to month basis. We believe satisfactory alternative properties can be found in all of our markets if we do not renew our existing leased properties.

Enviroplex—The Company's wholly owned subsidiary, Enviroplex, manufactures modular buildings used primarily as classrooms in California from its facility in Stockton, California (San Francisco Bay Area).

The following table sets forth the total acres, square footage of office space, square footage of warehouse space and total square footage of our significant properties at December 31, 2012.

		Square Footage		
	Total Acres	*Office*	*Warehouse*	*Total*
Corporate Offices				
Livermore, California[1]	—	26,160	—	26,160
Plano, Texas[3]	2.6	28,337	10,773	39,110
Mobile Modular				
Livermore, California[1, 2, 6]	137.2	7,680	53,440	61,120
Mira Loma, California[6]	78.5	7,920	45,440	53,360
Pasadena, Texas	50.0	3,868	24,000	27,868
Auburndale, Florida[6]	122.5	8,400	95,902	104,302
Charlotte, North Carolina[7]	—	2,640	—	2,640
Lexington, North Carolina[8]	5.0	—	—	—
Perris, California[4]	6.0	—	—	—
San Diego, California[5]	2.5			
Grand Prairie, Texas[6]	29.0			
San Antonio, Texas[6]	35.0			
TRS-RenTelco				
Grapevine, Texas[9]	—	45,000	71,895	116,895
Dollard-des-Ormeaux, Quebec[8]	—	12,500	—	12,500
Adler Tanks				
South Plainfield, New Jersey	3.5	1,685	11,832	13,517
Deer Park, Texas	10.2	3,448	5,353	8,801
Beaumont, Texas	5.4	850	—	850
Mokena, Illinois	11.4	13,800	—	13,800
Enviroplex				
Stockton, California	8.9	2,091	105,985	108,076
	507.7	164,379	424,620	588,999

1 The modular building complex in Livermore, California is 33,840 square feet and includes the corporate offices, modulars and Adler Tanks branch operations.

2 Of the 137.2 acres, 2.2 acres with an 8,000 square foot warehouse facility is leased to a third party through June 2014.

3 Of the 39,110 square feet, 19,181 square feet are leased to a third party through February 2018 and 19,929 square feet are leased to a third party through November 2013.
4 This facility is leased on a month to month basis.
5 This facility is leased through August 2013.
6 Adler Tanks also operates out of this facility.
7 This facility is leased through November 2013.
8 This facility is leased through December 2013.
9 This facility is leased through November 2018.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, auto, directors and officers, health, and workers' compensation insurances. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will not have a material adverse effect on the financial position or operating results of the Company.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is traded in the NASDAQ Global Select Market under the symbol "MGRC".

The market prices (as quoted by NASDAQ) and cash dividends declared, per share of the Company's common stock, by calendar quarter for the past two years were as follows:

Stock Activity

	2012				2011			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
High	$ 29.46	$ 27.64	$ 32.54	$ 33.35	$ 29.65	$ 29.08	$ 28.73	$ 28.24
Low	$ 24.38	$ 22.93	$ 23.74	$ 28.56	$ 22.31	$ 21.61	$ 24.61	$ 24.76
Close	$ 29.10	$ 26.09	$ 26.50	$ 32.11	$ 28.99	$ 23.79	$ 28.08	$ 27.27
Dividends Declared	$0.235	$0.235	$0.235	$0.235	$0.230	$0.230	$0.230	$0.230

As of February 22, 2013, the Company's common stock was held by approximately 50 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's common stock exceeds 500.

The Company has declared a quarterly dividend on its common stock every quarter since 1990. The total amount of cash dividends paid by the Company in 2012 and 2011 is discussed under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Subject to its continued profitability and favorable cash flow, the Company intends to continue the payment of quarterly dividends.

The Company has in the past made purchases of shares of its common stock from time to time in the over-the-counter market (NASDAQ) and/or through privately negotiated, block transactions as authorized by the Company's board of directors. Shares repurchased by the Company are cancelled and returned to the status of authorized but unissued stock. On May 14, 2008, the Company's Board of Directors authorized the Company to repurchase an aggregate of 2,000,000 shares of the Company's outstanding common stock. There were no repurchases of common stock in 2012 or 2011. As of February 22, 2013, 2,000,000 shares remain authorized for repurchase under this authorization.

ITEM 6. SELECTED FINANCIAL DATA.

The following table summarizes the Company's selected financial data for the five years ended December 31, 2012 and should be read in conjunction with the detailed audited consolidated financial statements and related notes included in "Item 8 Financial Statements and Supplementary Data and "Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operation".

Selected Consolidated Financial Data

(in thousands, except per share data)	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operations Data					
Revenues					
Rental	$ 248,444	$234,906	$200,615	$186,442	$197,236
Rental Related Services	46,920	39,486	34,702	33,352	34,080
Rental Operations	295,364	274,392	235,317	219,794	231,316
Sales	66,444	66,382	54,055	53,376	70,404
Other	2,266	1,896	2,028	2,663	1,851
Total Revenues	364,074	342,670	291,400	275,833	303,571
Costs and Expenses					
Direct Costs of Rental Operations					
Depreciation of Rental Equipment	63,819	60,187	56,399	57,215	57,115
Rental Related Services	37,207	30,692	26,542	25,271	24,728
Other	45,581	39,859	40,007	33,147	36,661
Total Direct Costs of Rental Operations	146,607	130,738	122,948	115,633	118,504
Costs of Sales	49,173	45,141	37,637	38,695	49,917
Total Costs of Revenues	195,780	175,879	160,585	154,328	168,421
Gross Profit	168,294	166,791	130,815	121,505	135,150
Selling and Administrative Expenses	86,278	78,127	65,579	60,426	57,471
Income from Operations	82,016	88,664	65,236	61,079	77,679
Interest Expense	9,149	7,606	6,186	7,105	9,977
Income before Provision for Income Taxes	72,867	81,058	59,050	53,974	67,702
Provision for Income Taxes	28,090	31,456	22,571	20,649	26,498
Net Income	$ 44,777	$ 49,602	$ 36,479	$ 33,325	$ 41,204
Earnings Per Share:					
Basic	$ 1.80	$ 2.04	$ 1.52	$ 1.40	$ 1.74
Diluted	$ 1.78	$ 2.00	$ 1.50	$ 1.40	$ 1.72
Shares Used in Per Share Calculations:					
Basic	24,759	24,349	23,944	23,745	23,740
Diluted	25,156	24,760	24,289	23,869	23,944
Balance Sheet Data (at period end)					
Rental Equipment, at cost	$1,072,845	$999,189	$897,768	$824,086	$805,744
Rental Equipment, net	$ 718,853	$673,146	$591,580	$550,220	$552,238
Total Assets	$ 972,446	$918,929	$813,562	$757,936	$784,497
Notes Payable	$ 302,000	$296,500	$265,640	$247,334	$305,500
Shareholders' Equity	$ 364,738	$333,142	$294,977	$267,413	$249,880
Shares Issued and Outstanding	24,931	24,576	24,235	23,795	23,709
Book Value Per Share	$ 14.63	$ 13.56	$ 12.17	$ 11.24	$ 10.54
Debt (Total Liabilities) to Equity	1.67	1.76	1.76	1.83	2.11
Debt (Notes Payable) to Equity	0.83	0.89	0.90	0.92	1.22
Return on Average Equity	12.7%	16.0%	13.0%	12.7%	17.1%
Cash Dividends Declared Per Common Share	$ 0.94	$ 0.92	$ 0.90	$ 0.88	$ 0.80

Adjusted EBITDA

To supplement the Company's financial data presented on a basis consistent with accounting principles generally accepted in the United States of America ("GAAP"), the Company presents "Adjusted EBITDA", which is defined by the Company as net income before interest expense, provision for income taxes, depreciation, amortization, and non-cash stock-based compensation. The Company presents Adjusted EBITDA as a financial measure as management believes it provides useful information to investors regarding the Company's liquidity and financial condition and because management, as well as the Company's lenders, use this measure in evaluating the performance of the Company.

Management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate period-to-period operating performance, compliance with financial covenants in the Company's revolving lines of credit and Senior Notes as well as the Company's ability to meet future capital expenditure and working capital requirements. Management believes the exclusion of non-cash charges, including stock-based compensation, is useful in measuring the Company's cash available for operations and performance of the Company. Because management finds Adjusted EBITDA useful, the Company believes its investors will also find Adjusted EBITDA useful in evaluating the Company's performance.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of the Company's profitability or liquidity. Adjusted EBITDA is not in accordance with or an alternative for GAAP, and may be different from non—GAAP measures used by other companies. Unlike EBITDA, which may be used by other companies or investors, Adjusted EBITDA does not include stock-based compensation charges. The Company believes that Adjusted EBITDA is of limited use in that it does not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and does not accurately reflect real cash flow. In addition, other companies may not use Adjusted EBITDA or may use other non-GAAP measures, limiting the usefulness of Adjusted EBITDA for purposes of comparison. The Company's presentation of Adjusted EBITDA should not be construed as an inference that the Company will not incur expenses that are the same as or similar to the adjustments in this presentation. Therefore, Adjusted EBITDA should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The Company compensates for the limitations of Adjusted EBITDA by relying upon GAAP results to gain a complete picture of the Company's performance. Because Adjusted EBITDA is a non-GAAP financial measure, as defined by the SEC, the Company includes in the tables below reconciliations of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted EBITDA

(dollar amounts in thousands)	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net Income	$ 44,777	$ 49,602	$ 36,479	$ 33,325	$ 41,204
Provision for Income Taxes	28,090	31,456	22,571	20,649	26,498
Interest Expense	9,149	7,606	6,186	7,105	9,977
Income from Operations	82,016	88,664	65,236	61,079	77,679
Depreciation and Amortization	72,476	67,395	62,577	63,130	60,416
Non-Cash Stock-Based Compensation	3,840	5,221	4,227	3,598	3,766
Adjusted EBITDA[1]	$158,332	$161,280	$132,040	$127,807	$141,861
Adjusted EBITDA Margin[2]	43%	47%	45%	46%	47%

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

(dollar amounts in thousands)	Year Ended December 31,				
	2012	2011	2010	2009	2008
Adjusted EBITDA[1]	$158,332	$161,280	$132,040	$127,807	$141,861
Interest Paid	(9,107)	(6,877)	(6,306)	(7,412)	(10,073)
Net Income Taxes (Paid) Refunds Received	(5,842)	1,480	(9,342)	3,321	(4,581)
Gain on Sale of Used Rental Equipment	(12,389)	(12,444)	(11,728)	(10,892)	(11,185)
Change in certain assets and liabilities:					
Accounts Receivable, net	(415)	(16,183)	(5,891)	15,510	(13,341)
Prepaid Expenses and Other Assets	(2,337)	(3,226)	296	4,079	(2,475)
Accounts Payable and Other Liabilities	(3,717)	4,004	2,483	(6,702)	(575)
Deferred Income	1,857	1,277	(954)	(3,311)	(893)
Net Cash Provided by Operating Activities	$126,382	$129,311	$100,598	$122,400	$ 98,738

1 Adjusted EBITDA is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash stock-based compensation and non-cash impairment charges.

2 Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenues for the period.

Adjusted EBITDA is a component of two restrictive financial covenants for the Company's unsecured Amended Credit Facility (as defined and more fully described under the heading "Liquidity and Capital Resources—*Unsecured Revolving Lines of Credit*") and Senior Notes (as defined and more fully described under the heading "Liquidity and Capital Resources—*4.03% Senior Notes Due in 2018*"). These instruments contain financial covenants requiring the Company to not:

- Permit the Consolidated Fixed Charge Coverage Ratio (as defined in the Amended Credit Facility and the Note Purchase Agreement (as defined and more fully described under the heading "Liquidity and Capital Resources—*4.03% Senior Notes Due in 2018*") of Adjusted EBITDA (as defined in the Amended Credit Facility and the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2012, the actual ratio was 4.04 to 1.
- Permit the Consolidated Leverage Ratio of funded debt (as defined in the Amended Credit Facility and the Note Purchase Agreement) to Adjusted EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2012, the actual ratio was 1.91 to 1.

At December 31, 2012, the Company was in compliance with each of these aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under Part I, "Item 1A. Risk Factors" and elsewhere in this document. This discussion should be read together with the financial statements and the related notes thereto set forth in "Item 8. Financial Statements and Supplementary Data."

Results of Operations

General

The Company, incorporated in 1979, is a leading rental provider of relocatable modular buildings for classroom and office space, electronic test equipment for general purpose and communications needs, and liquid and solid containment tanks and boxes. The Company's primary emphasis is on equipment rentals. The Company is comprised of four business segments: (1) its modular building rental division ("Mobile Modular"); (2) its electronic test equipment rental division ("TRS-RenTelco"); (3) its containment solutions for the storage of hazardous and non-hazardous liquids and solids division ("Adler Tanks"); and (4) its classroom manufacturing business selling modular buildings used primarily as classrooms in California ("Enviroplex"). In 2012, Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex contributed 18%, 46%, 37% and negative 1%, respectively, of the Company's income before provision for taxes (the equivalent of "pretax income"), compared to 24%, 36%, 38% and 2%, respectively, for 2011. Although managed as a separate business unit, Enviroplex's revenues, pretax income contribution and total assets are not significant relative to the Company's consolidated financial position.

The Company generates its revenues primarily from the rental of its equipment on operating leases with sales of equipment occurring in the normal course of business. The Company requires significant capital outlay to purchase its rental inventory and recovers its investment through rental and sales revenues. Rental revenue and certain other service revenues negotiated as part of the lease agreements with customers and related costs are recognized on a straight-line basis over the terms of the lease. Sales revenue and related costs are recognized upon delivery and installation of the equipment to the customers. Sales revenues are less predictable and can fluctuate from period to period depending on customer demands and requirements. Generally, rental revenues recover the equipment's capitalized cost in a short period of time relative to the equipment's potential rental life and when sold, sale proceeds are usually above its net book value.

The Company's rental operations include rental and rental related services revenues which comprised approximately 81% of the Company's total revenues in 2012 and total revenues for the three years ended December 31, 2012. Over the past three years modulars comprised approximately 39%, electronic test equipment comprised approximately 36% and tanks and boxes comprised approximately 25% of the cumulative rental operations revenues. The Company's direct costs of rental operations include depreciation of rental equipment, rental related service costs, impairment of rental equipment, and other direct costs of rental operations (which include direct labor, supplies, repairs, insurance, property taxes, license fees and amortization of certain lease costs).

The Company sells modular, electronic test equipment and liquid and solid containment tanks and boxes that are new, or previously rented. The Company's Enviroplex subsidiary manufactures and sells modular classrooms. The renting and selling of some modular equipment requires a dealer's license, which the Company has obtained from the appropriate governmental agencies. Sales and other revenues of modular, electronic test equipment and tanks and boxes have comprised approximately 19% of the Company's consolidated revenues in 2012 and over the last three years. During these three years, modulars comprised approximately 58%, electronics comprised approximately 40% and tanks and boxes comprised approximately 2% of sales and other revenues. The Company's cost of sales includes the carrying value of the equipment sold and the direct costs associated with the equipment sold such as delivery, installation, modifications and related site work.

The rental and sale of modulars to public school districts comprised 16%, 16% and 22% of the Company's consolidated rental and sales revenues for 2012, 2011 and 2010, respectively. (For more information, see "Item 1. Business—Relocatable Modular Buildings—Classroom Rentals and Sales to Public Schools (K-12)" above.)

Selling and administrative expenses primarily include personnel and benefit costs, which includes non-cash stock-based compensation, depreciation and amortization of property, plant and equipment and intangible assets, bad debt expense, advertising costs, and professional service fees. The Company believes that sharing of common facilities, financing, senior management, and operating and accounting systems by all of the Company's operations, results in an efficient use of overhead. Historically, the Company's operating margins have been impacted favorably to the extent its costs and expenses are leveraged over a large installed customer base. However, there can be no assurance as to the Company's ability to maintain a large installed customer base or ability to sustain its historical operating margins.

Related Party Transactions

The Company acquired liquid and solid containment tanks totaling $38.3 million and $30.3 million, during the years ended December 31, 2012 and 2011, respectively from Sabre Manufacturing, LLC, which is controlled by the President of Adler Tanks. In addition, during 2011, the Company leased two operating facilities and received certain support services from companies controlled by the President of Adler Tanks. Payments for these leases and services totaled $0.2 million in 2011. Amounts due to aforementioned related parties at December 31, 2012 and 2011 were $1.0 million and $3.0 million, respectively.

Recent Developments

In February 2013, the Company announced that its board of directors declared a cash dividend of $0.24 per common share for the quarter ended March 31, 2013, an increase of 2% over the prior year's comparable quarter.

Percentage of Revenue Table

The following table sets forth for the periods indicated the results of operations as a percentage of the Company's total revenues and the percentage of changes in the amount of such of items as compared to the amount in the indicated prior period:

	Percent of Total Revenues				*Percent Change*	
	Three Years 2012–2010	*Year Ended December 31,* 2012	2011	2010	*2012 over 2011*	*2011 over 2010*
Revenues						
Rental	69%	68%	69%	69%	6%	17%
Rental Related Services	12	13	12	12	19	14
Rental Operations	81	81	81	81	8	17
Sales	19	18	19	19	—	23
Other	—	1	—	—	20	-7
Total Revenues	100	100	100	100	6	18
Costs and Expenses						
Direct Costs of Rental Operations						
Depreciation of Rental Equipment	18	18	18	19	6	7
Rental Related Services	9	10	9	9	21	16
Other	13	12	11	14	14	—
Total Direct Costs of Rental Operations	40	40	38	42	12	6
Cost of Sales	13	14	13	13	9	20
Total Costs	53	54	51	55	11	10
Gross Profit	47	46	49	45	1	28
Selling and Administrative	23	23	23	23	10	19
Income from Operations	24	23	26	22	-7	36
Interest Expense	3	3	2	2	20	23
Income before Provision for Income Taxes	21	20	24	20	-10	37
Provision for Income Taxes	8	8	10	7	-11	39
Net Income	13%	12%	14%	13%	-10%	36%

Twelve Months Ended December 31, 2012 Compared to Twelve Months Ended December 31, 2011

Overview

The Company's total revenues in 2012 increased 6%, to $364.1 million from $342.7 million in 2011. The Company's total net income in 2012 decreased 10%, to $44.8 million, or $1.78 per diluted share, from $49.6 million, or $2.00 per diluted share, in 2011. The Company's year over year total revenue increase was primarily due to higher rental and rental related services revenues as more fully described below.

For 2012 compared to 2011, on a consolidated basis,

- Gross profit increased $1.5 million, or 1%, to $168.3 million. TRS-RenTelco's gross profit increased $5.0 million, or 9%, due to higher gross profit on rental revenues, partly offset by lower gross profit on sales revenues. Adler Tanks' gross profit increased $1.5 million, or 3%, due to higher gross profit on rental and sales revenues. Enviroplex's gross profit decreased $1.8 million primarily due to lower gross margins. Mobile Modular's gross profit decreased $3.2 million, or 6%, due to lower gross profit on rental and sales revenues, partly offset by higher gross profit on rental related services revenues.
- Selling and administrative expenses increased $8.2 million, or 10% to $86.3 million, primarily due to $2.4 million higher bad debt expense, $1.6 million higher salary and employee benefit costs, $1.1 million higher depreciation expense, $0.7 higher facility rent expense and $0.5 million higher advertising expense.
- Interest expense increased $1.5 million, or 20%, to $9.1 million, primarily due to 9% higher average debt levels of the Company and 11% higher net average interest rates (3.0% in 2012 compared to 2.7% in 2011).
- Pretax income contribution was 46%, 37% and 18% by TRS-RenTelco, Adler Tanks and Mobile Modular, respectively, in 2012, compared to 36%, 39% and 23%, respectively, in 2011. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was negative 1% in 2012 compared to 2% percent in 2011.
- Provision for income taxes resulted in an effective tax rate of 38.6%, down from 38.8% in 2011. Looking forward, the Company estimates an effective tax rate of 39.2% in 2013, based on the expected revenue distribution by state. However, there can be no assurance that such expected revenue distribution by state will be achieved, which could cause the Company's effective tax rate to change.
- Adjusted EBITDA decreased $2.9 million, or 2%, to $158.3 million compared to $161.3 million in 2011. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization and non-cash stock-based compensation. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found in "Item 6. Selected Financial Data." on page 33.

Mobile Modular

For 2012, Mobile Modular's total revenues decreased $4.8 million, or 4%, to $119.8 million compared to 2011, primarily due to lower sales and rental revenues, partly offset by higher rental related services revenues. The revenue decrease, together with lower gross margin on rental revenues, higher selling and administrative expenses and higher interest expense, resulted in a decrease in pre-tax income of $5.6 million, or 29%, to $13.4 million in 2012.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pretax income, and other selected data.

Mobile Modular—2012 compared to 2011

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2012	*2011*	*$*	*%*
Revenues				
Rental	$ 79,518	$ 79,969	$ (451)	-1%
Rental Related Services	25,775	24,063	1,712	7%
Rental Operations	105,293	104,032	1,261	1%
Sales	14,026	20,152	(6,126)	-30%
Other	448	425	23	5%
Total Revenues	119,767	124,609	(4,842)	-4%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	13,942	13,780	162	1%
Rental Related Services	19,492	18,835	657	3%
Other	23,735	21,940	1,795	8%
Total Direct Costs of Rental Operations	57,169	54,555	2,614	5%
Costs of Sales	10,576	14,861	(4,285)	-29%
Total Costs of Revenues	67,745	69,416	(1,671)	-2%
Gross Profit				
Rental	41,841	44,249	(2,408)	-5%
Rental Related Services	6,283	5,228	1,055	20%
Rental Operations	48,124	49,477	(1,353)	-3%
Sales	3,450	5,291	(1,841)	-35%
Other	448	425	23	5%
Total Gross Profit	52,022	55,193	(3,171)	-6%
Selling and Administrative Expenses	34,032	32,131	1,901	6%
Income from Operations	17,990	23,062	(5,072)	-22%
Interest Expense Allocation	4,547	4,036	511	13%
Pre-tax Income	$ 13,443	$ 19,026	$ (5,583)	-29%
Other Information				
Average Rental Equipment[1]	$524,084	$504,276	$19,808	4%
Average Rental Equipment on Rent[1]	$347,981	$338,546	$ 9,435	3%
Average Monthly Total Yield[2]	1.26%	1.32%		-5%
Average Utilization[3]	66.4%	67.1%		-1%
Average Monthly Rental Rate[4]	1.90%	1.97%		-4%
Period End Rental Equipment[1]	$534,158	$516,281	$17,877	3%
Period End Utilization[3]	66.7%	67.3%		-1%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.
3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average Utilization for the period is calculated using the average costs of rental equipment.
4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

Mobile Modular's gross profit for 2012 decreased $3.2 million to $52.0 million from $55.2 million in 2011. For the year ended December 31, 2012 compared to the year ended December 31, 2011:

- **Gross Profit on Rental Revenues**—Rental revenues decreased $0.5 million, or 1%, compared to 2011, due to 4% lower average monthly rental rates, partly offset by 3% higher average rental equipment on rent. As a percentage of rental revenues, depreciation was 17% in 2012 and 2011 and other direct costs were 30% in 2012 and 28% in 2011, which resulted in gross margin percentage of 53% in 2012 compared to 55% in 2011. The lower rental revenues, together with lower rental margins, resulted in gross profit on rental revenues decreasing $2.4 million, or 5%, to $41.8 million from $44.2 million in 2011.
- **Gross Profit on Rental Related Services**—Rental related services revenues increased $1.7 million, or 7%, compared to 2011. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to higher delivery and return delivery revenues at Mobile Modular Portable Storage. The higher revenues and higher gross margin percentage of 24% in 2012 compared to 22% in 2011 resulted in rental related services gross profit increasing $1.1 million, or 20%, to $6.3 million from $5.2 million in 2011.
- **Gross Profit on Sales**—Sales revenues decreased $6.1 million, or 30%, compared to 2011 and gross profit decreased $1.8 million, or 35%, primarily due to lower new equipment sales revenues and lower gross margins on sales of used equipment in 2012. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2012, Mobile Modular's selling and administrative expenses increased $1.9 million, or 6%, to $34.0 million from $32.1 million in 2011, primarily due to higher salary and employee benefit costs, higher facility rent expense and higher advertising expense, primarily related to the expansion of our portable storage growth initiative.

TRS-RenTelco

For 2012, TRS-RenTelco's total revenues increased $7.9 million, or 6%, to $133.2 million compared to 2011, primarily due to higher rental and sales revenues. Pre-tax income increased $4.6 million to $33.6 million for 2012 from $29.0 million for 2011, primarily due to higher gross profit on rental revenues.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pretax income, and other selected data.

TRS-RenTelco—2012 compared to 2011

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2012	*2011*	*$*	*%*
Revenues				
Rental	$101,645	$ 95,694	$5,951	6%
Rental Related Services	3,673	3,133	540	17%
Rental Operations	105,318	98,827	6,491	7%
Sales	26,192	25,164	1,028	4%
Other	1,663	1,324	339	26%
Total Revenues	133,173	125,315	7,858	6%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	38,174	38,039	135	0%
Rental Related Services	3,456	2,848	608	21%
Other	13,811	13,272	539	4%
Total Direct Costs of Rental Operations	55,441	54,159	1,282	2%
Costs of Sales	15,649	14,087	1,562	11%
Total Costs of Revenues	71,090	68,246	2,844	4%
Gross Profit				
Rental	49,660	44,383	5,277	12%
Rental Related Services	217	285	(68)	-24%
Rental Operations	49,877	44,668	5,209	12%
Sales	10,543	11,077	(534)	-5%
Other	1,663	1,324	339	26%
Total Gross Profit	62,083	57,069	5,014	9%
Selling and Administrative Expenses	26,068	25,921	147	1%
Income from Operations	36,015	31,148	4,867	16%
Interest Expense Allocation	2,384	2,124	260	12%
Pre-tax Income	$ 33,631	$ 29,024	$4,607	16%
Other Information				
Average Rental Equipment[1]	$266,912	$258,995	$7,917	3%
Average Rental Equipment on Rent[1]	$175,659	$171,034	$4,625	3%
Average Monthly Total Yield[2]	3.18%	3.08%		3%
Average Utilization[3]	65.8%	66.0%		0%
Average Monthly Rental Rate[4]	4.83%	4.66%		4%
Period End Rental Equipment[1]	$266,456	$258,439	$8,017	3%
Period End Utilization[3]	64.1%	67.1%		-4%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding accessory equipment.
2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.
3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average Utilization for the period is calculated using the average costs of the rental equipment.
4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

TRS-RenTelco's gross profit for 2012 increased 9% to $62.1 million from $57.1 million in 2011. For the year ended December 31, 2012 compared to the year ended December 31, 2011:

- **Gross Profit on Rental Revenues**—Rental revenues increased $6.0 million, or 6%, partly offset by depreciation expense increasing $0.1 million, and other direct costs increasing $0.5 million, or 4%, resulting in an increase in gross profit on rental revenues of $5.3 million, or 12%, to $49.7 million in 2012. As a percentage of rental revenues, depreciation was 38% in 2012 compared to 40% in 2011 and other direct costs was 14% in 2012 and 2011, which resulted in gross margin percentage of 49% in 2012 compared to 46% in 2011. The rental revenues increase was due to 4% higher average monthly rental rates and 3% higher average rental equipment on rent.
- **Gross Profit on Sales**—Sales revenues increased $1.0 million, or 4%, compared to 2011. Gross margin percentage was 40% in 2012, compared to 44% in 2011, primarily due to lower gross margin on new and used equipment sales resulting in gross profit on sales decreasing 5%, to $10.5 million from $11.1 million in 2011. TRS-RenTelco's used equipment sales revenues includes the November 2, 2012 sale of the Company's TRS-Environmental rental assets for $3.7 million, which resulted in a $0.4 million loss. The sale was a result of the Company's July 2, 2012 decision to exit the environmental test equipment rental business. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2012, TRS-RenTelco's selling and administrative expenses increased $0.2 million, or 1%, to $26.1 million from $25.9 million in 2011, primarily due to higher allocated corporate expenses.

Adler Tanks

For 2012, Adler Tanks' total revenues increased $15.4 million, or 21%, to $87.3 million compared to 2011, primarily due to higher rental, rental related services and sales revenues during 2012. The revenue increase and higher gross margin on sales, offset by higher selling and administrative expenses and lower gross margin on rental and rental related services revenues resulted in a pre-tax income decrease of $4.6 million, or 15%, to $26.7 million for the year ended December 31, 2012.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income and other selected information.

Adler Tanks—2012 compared to 2011

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2012	*2011*	*$*	*%*
Revenues				
Rental	$ 67,281	$ 59,243	$ 8,038	14%
Rental Related Services	17,472	12,290	5,182	42%
Rental Operations	84,753	71,533	13,320	18%
Sales	2,403	278	2,125	*nm*
Other	155	147	8	5%
Total Revenues	87,311	71,958	15,353	21%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	11,703	8,368	3,335	40%
Rental Related Services	14,259	9,009	5,250	58%
Other	8,035	4,647	3,388	73%
Total Direct Costs of Rental Operations	33,997	22,024	11,973	54%
Costs of Sales	2,157	315	1,842	*nm*
Total Costs of Revenues	36,154	22,339	13,815	62%
Gross Profit (Loss)				
Rental	47,543	46,228	1,315	3%
Rental Related Services	3,213	3,281	(68)	-2%
Rental Operations	50,756	49,509	1,247	3%
Sales	246	(37)	283	*nm*
Other	155	147	8	5%
Total Gross Profit	51,157	49,619	1,538	3%
Selling and Administrative Expenses	22,101	16,698	5,403	32%
Income from Operations	29,056	32,921	(3,865)	-12%
Interest Expense Allocation	2,350	1,659	691	42%
Pre-tax Income	$ 26,706	$ 31,262	$ (4,556)	-15%
Other Information				
Average Rental Equipment[1]	$223,673	$157,917	$65,756	42%
Average Rental Equipment on Rent[1]	$159,957	$136,170	$23,787	17%
Average Monthly Total Yield[2]	2.51%	3.13%		-20%
Average Utilization[3]	71.5%	86.2%		-17%
Average Monthly Rental Rate[4]	3.50%	3.63%		-4%
Period End Rental Equipment[1]	$248,900	$193,854	$55,046	28%
Period End Utilization[3]	67.5%	79.8%		-15%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.

2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.

3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average Utilization for the period is calculated using the average costs of rental equipment.

4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

nm = not meaningful

Adler Tanks' gross profit for 2012 increased $1.5 million, or 3%, to $51.2 million from $49.6 million for the same period in 2011. For the year ended December 31, 2012 compared to year ended December 31, 2011:

- **Gross Profit on Rental Revenues**—Rental revenues increased $8.0 million, or 14%, due to 17% higher average rental equipment on rent, partly offset by 4% lower average rental rates in 2012 as compared to 2011. The lower rental revenue increase of 14% compared to the 42% higher average rental equipment was primarily due to a significant amount of tanks that came off rent during the second quarter 2012 in the Northeast region. This increase in off rent equipment was due to lower demand in the Marcellus gas shale region. As a percentage of rental revenues, depreciation was 17% and 14% in 2012 and 2011, respectively, and other direct costs were 12% in 2012 and 8% in 2011, which resulted in gross margin percentages of 71% in 2012 and 78% in 2011. The higher rental revenues, partly offset by lower rental margins resulted in gross profit on rental revenues increasing $1.3 million, or 3%, to $47.5 million in 2012.
- **Gross Profit on Rental Related Services**—Adler Tanks' rental related services revenues increased $5.2 million, or 42%, compared to 2011. The higher revenues, offset by lower gross margin percentage of 18% in 2012 compared to 27% in 2011 resulted in rental related services gross profit decreasing $0.1 million, or 2%, to $3.2 million from $3.3 million in 2011.

For 2012, Adler Tanks' selling and administrative expenses increased $5.4 million, or 32%, to $22.1 million from $16.7 million in the same period in 2011, primarily due to higher bad debt expenses, higher allocated corporate expenses as Adler's revenues grew at a higher rate compared to our other business segments, higher personnel and benefit costs to support the continued expansion of Adler's operations and higher marketing expenses.

Twelve Months Ended December 31, 2011 Compared to Twelve Months Ended December 31, 2010

Overview

The Company's total revenues in 2011 increased 18%, to $342.7 million from $291.4 million in 2010. The Company's total net income in 2011 increased 36%, to $49.6 million, or $2.00 per diluted share, from $36.5 million, or $1.50 per diluted share, in 2010. The Company's year over year total revenue increase was due to higher rental, rental related services and sales revenues as more fully described below.

For 2011 compared to 2010, on a consolidated basis,

- Gross profit increased $36.0 million, or 28%, to $166.8 million, which was comprised of an increase in Adler Tanks' gross profit of $21.9 million or 79% due to higher gross profit on rents and rental related services revenues, an increase in TRS-RenTelco's gross profit of $13.6 million or 31% due to higher gross profit on rental and sales revenues and an increase in Enviroplex's gross profit of $2.2 million primarily due to $9.1 million higher sales revenues, partly offset by a decrease in Mobile Modular's gross profit of $1.7 million or 3% due to lower gross profit on rental and rental related services revenues, partly offset by higher gross profit on sales revenues.
- Selling and administrative expenses increased $12.5 million, or 19% to $78.1 million, with the increase primarily due to increased personnel and employee benefit costs.
- Interest expense increased $1.4 million, to $7.6 million from $6.2 million in 2010 primarily due to higher average debt levels of the Company and higher net average interest rates (2.7% in 2011 compared to 2.4% in 2010).
- Pretax income contributions were 39%, 36% and 23% by Adler Tanks, TRS-RenTelco and Mobile Modular, respectively, in 2011, compared to 24%, 33% and 43%, respectively, in 2010. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 2% in 2011 compared to less than one percent in 2010.
- Provision for income taxes resulted in an effective tax rate of 38.8%, up from 38.2% in 2010.
- Adjusted EBITDA increased $29.3 million, or 22%, to $161.3 million compared to $132.0 million in 2010. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization and non-cash stock-based compensation. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found in "Item 6. Selected Financial Data." on page 33.

Mobile Modular

For 2011, Mobile Modular's total revenues decreased $2.1 million, or 2%, to $124.6 million compared to 2010, primarily due to lower rental and sales revenues, partly offset by higher rental related services revenues. The revenue decrease, together with lower gross margin on rental revenues, higher selling and administrative expenses and higher interest expense, resulted in a decrease in pre-tax income of $6.1 million, or 24%, to $19.0 million in 2011.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pretax income, and other selected data.

Mobile Modular—2011 compared to 2010

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2011	*2010*	*$*	*%*
Revenues				
Rental	$ 79,969	$ 82,648	$ (2,679)	-3%
Rental Related Services	24,063	22,947	1,116	5%
Rental Operations	104,032	105,595	(1,563)	-1%
Sales	20,152	20,685	(533)	-3%
Other	425	432	(7)	-2%
Total Revenues	124,609	126,712	(2,103)	-2%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	13,780	13,734	46	0%
Rental Related Services	18,835	17,156	1,679	10%
Other	21,940	23,087	(1,147)	-5%
Total Direct Costs of Rental Operations	54,555	53,977	578	1%
Costs of Sales	14,861	15,833	(972)	-6%
Total Costs of Revenues	69,416	69,810	(394)	-1%
Gross Profit				
Rental	44,249	45,827	(1,578)	-3%
Rental Related Services	5,228	5,791	(563)	-10%
Rental Operations	49,477	51,618	(2,141)	-4%
Sales	5,291	4,852	439	9%
Other	425	432	(7)	-2%
Total Gross Profit	55,193	56,902	(1,709)	-3%
Selling and Administrative Expenses	32,131	28,309	3,822	13%
Income from Operations	23,062	28,593	(5,531)	-19%
Interest Expense Allocation	4,036	3,513	523	15%
Pre-tax Income	$ 19,026	$ 25,080	$ (6,054)	-24%
Other Information				
Average Rental Equipment[1]	$504,276	$491,364	$12,912	3%
Average Rental Equipment on Rent[1]	$338,546	$332,807	$ 5,739	2%
Average Monthly Total Yield[2]	1.32%	1.40%		-6%
Average Utilization[3]	67.1%	67.7%		-1%
Average Monthly Rental Rate[4]	1.97%	2.07%		-5%
Period End Rental Equipment[1]	$516,281	$496,653	$19,628	4%
Period End Utilization[3]	67.3%	67.2%		0%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.
3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average Utilization for the period is calculated using the average costs of rental equipment.
4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

Mobile Modular's gross profit for 2011 decreased $1.7 million to $55.2 million from $56.9 million in 2010. For the year ended December 31, 2011 compared to the year ended December 31, 2010:

- **Gross Profit on Rental Revenues**—Mobile Modular's rental revenues decreased $2.7 million, or 3%, compared to 2010, due to 5% lower average monthly rental rates, partly offset by 2% higher average rental equipment on rent. As a percentage of rental revenues, depreciation was 17% in 2011 and 2010 and other direct costs were 28% in 2011 and 2010, which resulted in gross margin percentage of 55% in 2011 and 2010. The lower rental revenues, together with flat rental margins, resulted in gross profit on rental revenues decreasing $1.6 million, or 3%, to $44.2 million from $45.8 million in 2010.
- **Gross Profit on Rental Related Services**—Mobile Modular's rental related services revenues increased $1.1 million, or 5%, compared to 2010. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to changes in the mix of leases and the amortization of associated service revenues in 2011 as compared to 2010 and higher delivery and return delivery revenues at Mobile Modular Portable Storage. The higher revenues offset by lower gross margin percentage of 22% in 2011 compared to 25% in 2010, resulted in rental related services gross profit decreasing $0.6 million, or 10%, to $5.2 million from $5.8 million in 2010.
- **Gross Profit on Sales**—Mobile Modular's sales revenues decreased $0.5 million, or 3%, compared to 2010 and gross profit increased $0.4 million, or 9%, primarily due to higher gross margins on sales of new equipment in 2011. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2011, Mobile Modular's selling and administrative expenses increased $3.8 million, or 13%, to $32.1 million from $28.3 million in 2010, primarily as a result of increased investment in our portable storage initiative.

TRS-RenTelco

For 2011, TRS-RenTelco's total revenues increased $17.6 million, or 16%, to $125.3 million compared to 2010, primarily due to higher rental and sales revenues. Pre-tax income increased $9.7 million to $29.0 million for 2011 from $19.3 million for 2010, primarily due to higher gross profit on rental and sales revenues, partly offset by higher selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pretax income, and other selected data.

TRS-RenTelco—2011 compared to 2010

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2011	*2010*	*$*	*%*
Revenues				
Rental	$ 95,694	$ 82,540	$13,154	16%
Rental Related Services	3,133	2,240	893	40%
Rental Operations	98,827	84,780	14,047	17%
Sales	25,164	21,443	3,721	17%
Other	1,324	1,539	(215)	-14%
Total Revenues	125,315	107,762	17,553	16%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	38,039	37,017	1,022	3%
Rental Related Services	2,848	2,001	847	42%
Other	13,272	12,587	685	5%
Total Direct Costs of Rental Operations	54,159	51,605	2,554	5%
Costs of Sales	14,087	12,682	1,405	11%
Total Costs of Revenues	68,246	64,287	3,959	6%
Gross Profit				
Rental	44,383	32,936	11,447	35%
Rental Related Services	285	239	46	19%
Rental Operations	44,668	33,175	11,493	35%
Sales	11,077	8,761	2,316	26%
Other	1,324	1,539	(215)	-14%
Total Gross Profit	57,069	43,475	13,594	31%
Selling and Administrative Expenses	25,921	22,421	3,500	16%
Income from Operations	31,148	21,054	10,094	48%
Interest Expense Allocation	2,124	1,791	333	19%
Pre-tax Income	$ 29,024	$ 19,263	$ 9,761	51%
Other Information				
Average Rental Equipment[1]	$258,995	$244,425	$14,570	6%
Average Rental Equipment on Rent[1]	$171,034	$161,419	$ 9,615	6%
Average Monthly Total Yield[2]	3.08%	2.81%		10%
Average Utilization[3]	66.0%	66.0%		0%
Average Monthly Rental Rate[4]	4.66%	4.26%		9%
Period End Rental Equipment[1]	$258,439	$249,814	$ 8,625	3%
Period End Utilization[3]	67.1%	64.3%		4%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding accessory equipment.
2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.
3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average Utilization for the period is calculated using the average costs of the rental equipment.
4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

TRS-RenTelco's gross profit for 2011 increased 31% to $57.1 million from $43.5 million in 2010. For the year ended December 31, 2011 compared to the year ended December 31, 2010:

- **Gross Profit on Rental Revenues**—TRS-RenTelco's rental revenues increased $13.2 million, or 16%, with depreciation expense increasing $1.0 million, or 3%, and other direct costs increasing $0.7 million, or 5%, resulting in an increase of $11.4 million, or 35%, in gross profit on rental revenues to $44.4 million in 2011. As a percentage of rental revenues, depreciation was 40% in 2011 compared to 45% in 2010 and other direct costs was 14% in 2011 compared to 15% in 2010, which resulted in a gross margin percentage of 46% in 2011 compared to 40% in 2010. The rental revenues increase was due to 9% higher average monthly rental rates and 6% higher average rental equipment on rent.
- **Gross Profit on Sales**—TRS-RenTelco's sales revenues increased $3.7 million, or 17%, compared to 2010. Gross margin percentage was 44% in 2011, compared to 41% in 2010, primarily due to higher gross margin on new and used equipment sales resulting in gross profit on sales increasing $2.3 million, or 26%, to $11.1 million from $8.8 million in 2010. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2011, TRS-RenTelco's selling and administrative expenses increased $3.5 million, or 16%, to $25.9 million from $22.4 million in 2010, primarily due to increased salary and benefit costs.

Adler Tanks

For 2011, Adler Tanks' total revenues increased $26.7 million, or 59%, to $72.0 million compared to 2010, primarily due to higher rental and rental related services revenues during 2011. The revenue increase and higher gross margin on rental and rental related services revenues resulted in a pre-tax income increase of $16.8 million to $31.3 million for the year ended December 31, 2011, an increase of 116% compared to the pre-tax income for the year ended December 31, 2010.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income and other selected information.

Adler Tanks—2011 compared to 2010

(dollar amounts in thousands)	*Year Ended December 31,*		*Increase (Decrease)*	
	2011	*2010*	*$*	*%*
Revenues				
Rental	$ 59,243	$ 35,427	$23,816	67%
Rental Related Services	12,290	9,515	2,775	29%
Rental Operations	71,533	44,942	26,591	59%
Sales	278	232	46	20%
Other	147	57	90	158%
Total Revenues	71,958	45,231	26,727	59%
Costs and Expenses				
Direct Costs of Rental Operations:				
Depreciation of Rental Equipment	8,368	5,648	2,720	48%
Rental Related Services	9,009	7,385	1,624	22%
Other	4,647	4,333	314	7%
Total Direct Costs of Rental Operations	22,024	17,366	4,658	27%
Costs of Sales	315	180	135	75%
Total Costs of Revenues	22,339	17,546	4,793	27%
Gross Profit (Loss)				
Rental	46,228	25,446	20,782	82%
Rental Related Services	3,281	2,130	1,151	54%
Rental Operations	49,509	27,576	21,933	80%
Sales	(37)	52	(89)	-171%
Other	147	57	90	158%
Total Gross Profit	49,619	27,685	21,934	79%
Selling and Administrative Expenses	16,698	12,161	4,537	37%
Income from Operations	32,921	15,524	17,397	112%
Interest Expense Allocation	1,659	1,080	579	54%
Pre-tax Income	$ 31,262	$ 14,444	$16,818	116%
Other Information				
Average Rental Equipment[1]	$157,917	$101,263	$56,654	56%
Average Rental Equipment on Rent[1]	$136,170	$ 76,949	$59,221	77%
Average Monthly Total Yield[2]	3.13%	2.92%		7%
Average Utilization[3]	86.2%	76.0%		13%
Average Monthly Rental Rate[4]	3.63%	3.84%		-5%
Period End Rental Equipment[1]	$193,854	$129,114	$64,740	50%
Period End Utilization[3]	79.8%	84.9%		-6%

1 Average and Period End Rental Equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2 Average Monthly Total Yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment, for the period.
3 Period End Utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average Utilization for the period is calculated using the average costs of rental equipment.
4 Average Monthly Rental Rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent, for the period.

Adler Tanks' gross profit for 2011 increased $21.9 million, or 79%, to $49.6 million from $27.7 million for the same period in 2010. For the year ended December 31, 2011 compared to year ended December 31, 2010:

Gross Profit on Rental Revenues—Adler Tanks' rental revenues increased $23.8 million, or 67%, primarily due to the broad based growth across our market areas. As a percentage of rental revenues, depreciation was 14% and 16% in 2011 and 2010, respectively, and other direct costs were 8% in 2011 compared to 13% in 2010, which resulted in gross margin percentages of 78% in 2011 and 71% in 2010. The higher rental revenues, combined with higher rental margins resulted in gross profit on rental revenues increasing $20.8 million, or 82%, to $46.2 million in 2010.

Gross Profit on Rental Related Services—Adler Tanks' rental related services revenues increased $2.8 million, or 29%, compared to 2010. The higher revenues and higher gross margin percentage of 27% in 2011 compared to 22% in 2010 resulted in rental related services gross profit increasing $1.2 million or 54%, to $3.3 million from $2.1 million in 2010.

For 2011, Adler Tanks' selling and administrative expenses increased 37%, to $16.7 million from $12.2 million in the same period in 2010 primarily due to higher personnel and benefit costs.

Liquidity and Capital Resources

This section contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See the statements at the beginning of this Item for cautionary information with respect to such forward-looking statements.

The Company's rental businesses are capital intensive and generate significant cash flows. Cash flows for the Company in 2012 as compared to 2011 are summarized as follows:

Cash Flows from Operating Activities: The Company's operations provided net cash flow of $126.4 million for 2012 as compared to $129.3 million in 2011. The $2.9 million decrease in net cash provided by operating activities was primarily attributable to the receipt of a $6.1 million income tax receivable in 2011 that did not recur in 2012 and lower income from operations, partly offset by other balance sheet changes.

Cash Flows from Investing Activities: Net cash used in investing activities was $115.0 million for 2012 as compared to $143.7 million in 2011. The $28.7 million decrease in net cash used in investing activities was primarily due to $23.2 million lower purchases of rental equipment of $131.8 million in 2012, compared to $155.0 million in 2011, $3.0 million lower purchase of property, plant and equipment and $2.5 million higher proceeds from sales of used rental equipment in 2012.

Cash Flows from Financing Activities: Net cash used in financing activities was $11.0 million in 2012 as compared to net cash provided by financing activities of $14.6 million in 2011. The $25.6 million change in net cash flow from financing activities was primarily due to borrowings and repayments on the Company's bank lines of credit and $0.6 million higher proceeds and excess tax benefit from the exercise of stock options.

Significant capital expenditures are required to maintain and grow the Company's rental assets. During the last three years, the Company has financed its working capital and capital expenditure requirements through cash flow from operations, proceeds from the sale of rental equipment and from bank borrowings. Sales occur routinely as a normal part of the Company's rental business. However, these sales can fluctuate from period to period depending on customer requirements and funding. Although the net proceeds received from sales may fluctuate from period to period, the Company believes its liquidity will not be adversely impacted from lower sales in any given year because it believes it has the ability to increase its bank borrowings and conserve its cash in the future by reducing the amount of cash it uses to purchase rental equipment, pay dividends, or repurchase the Company's common stock.

As the following table indicates, cash flow provided by operating activities and proceeds from sales of used rental equipment have been greater than rental equipment purchases over the past three years.

Funding of Rental Asset Growth

(amounts in thousands)	Year Ended December 31,			Three Year
	2012	2011	2010	Totals
Cash Provided by Operating Activities	$ 126,381	$ 129,311	$ 100,598	$ 356,290
Proceeds from the Sale of Used Rental Equipment	30,970	28,453	28,694	88,117
Cash Available for Purchase of Rental Equipment	157,351	157,764	129,292	444,407
Purchases of Rental Equipment	(131,805)	(154,963)	(122,749)	(409,517)
Cash Available for Other Uses	$ 25,546	$ 2,801	$ 6,543	$ 34,890

In addition to increasing its rental assets, the Company had other capital expenditures for property, plant and equipment of $14.2 million in 2012, $17.2 million in 2011, and $12.1 million in 2010, and has used cash to provide returns to its shareholders in the form of cash dividends. The Company paid cash dividends of $23.1 million, $22.3 million and $21.4 million in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has in the past made repurchases of shares of its common stock from time to time in the over-the-counter market (NASDAQ) and/or through privately negotiated, block transactions under an authorization from the Board of Directors. Shares repurchased by the Company are canceled and returned to the status of authorized but unissued stock. During the year ended December 31, 2012, 2011 and 2010, the Company did not repurchase any of its common stock. As of February 22, 2013, 2,000,000 shares of the Company's common stock remain authorized for repurchase.

Unsecured Revolving Lines of Credit

As the Company's assets have grown, it has been able to negotiate increases in the borrowing limit under its general bank lines of credit. In June 2012, the Company entered into an amended and restated credit agreement with a syndicate of banks (the "Amended Credit Facility"). The five-year facility matures on June 15, 2017 and replaces the Company's prior $350.0 million unsecured revolving credit facility. The Amended Credit Facility provides for a $420.0 million unsecured revolving credit facility (which may be increased to $450.0 million with $30.0 million of additional commitments), which includes a $25.0 million sublimit for the issuance of standby letters of credit and a $10.0 million sublimit for swingline loans.

In June 2012, the Company entered into a Credit Facility Letter Agreement and a Credit Line Note in favor of Union Bank, N.A., extending its line of credit facility related to its cash management services ("Sweep Service Facility") and increasing the facility size from $5.0 million to $10.0 million. The Sweep Service Facility matures on the earlier of June 15, 2017, or the date the Company ceases to utilize Union Bank, N.A. for its cash management services.

At December 31, 2012, under the Amended Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $430.0 million of which $202.0 million was outstanding, and had capacity to borrow up to an additional $228.0 million. The Amended Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2012, the actual ratio was 4.04 to 1.
- Permit the Consolidated Leverage Ratio at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2012, the actual ratio was 1.91 to 1.
- Permit Tangible Net Worth as of the end of any fiscal quarter of the Company to be less than the sum of (i) $246,103,400 plus (ii) 25% of the Company's Consolidated Net Income (as defined in the Amended Credit Facility) (but only if a positive number) for each fiscal quarter ended subsequent to December 31, 2011 plus (iii) 90% of the net cash proceeds from the issuance of the Company's capital stock after December 31, 2011. At December 31, 2012, such sum was $262.6 million and the actual Tangible Net Worth of the Company was $325.6 million.

At December 31, 2012, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

4.03% Senior Notes Due in 2018

On April 21, 2011, the Company entered into a Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company (collectively, the "Purchaser"), pursuant to which the Company agreed to sell an aggregate principal amount of $100 million of its 4.03% Series A Senior Notes (the "Senior Notes") to the Purchaser. The Senior Notes are an unsecured obligation of the Company, due on April 21, 2018. Interest on these notes is due semi-annually in arrears and the principal is due in five equal annual installments, with the first payment due on April 21, 2014. In addition, the Note Purchase Agreement allows for the issuance and sale of additional senior notes to the Purchaser (the "Shelf Notes") in the aggregate principal amount of $100 million, to mature no more than 12 years after the date of original issuance thereof, to have an average life of no more than 10 years and to bear interest on the unpaid balance. Among other restrictions, the Note Purchase Agreement, under which the Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2012, the actual ratio was 4.04 to 1.
- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2012, the actual ratio was 1.91 to 1.

- Permit Tangible Net Worth, calculated as of the last day of each fiscal quarter, to be less than the sum of (i) $229.0 million, plus (ii) 25% of net income for such fiscal quarter subsequent to December 31, 2010, plus (iii) 90% of the net cash proceeds from the issuance of the Company's capital stock after December 31, 2010. At December 31, 2012, such sum was $262.6 million and the actual Tangible Net Worth of the Company was $325.6 million.

At December 31, 2012, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Contractual Obligations and Commitments

At December 31, 2012, the Company's material contractual obligations and commitments consist of outstanding borrowings under our credit facility expiring in 2017, outstanding amounts under our 4.03% senior notes due in 2018, and operating leases for facilities. The operating lease amounts exclude property taxes and insurance. The table below provides a summary of the Company's contractual obligations and reflects expected payments due as of December 31, 2012 and does not reflect changes that could arise after that date.

Payments Due by Period

(dollar amounts in thousands)	Total	Within 1 Year	Within 2 to 3 Years	Within 4 to 5 Years	More than 5 Years
Revolving Lines of Credit	$202,000	$ —	$ —	$ 202,000	$ —
4.03% Senior Notes due in 2018	114,105	4,030	46,448	42,821	20,806
Operating Leases for Facilities	4,592	1,225	1,414	1,340	613
Total Contractual Obligations	$320,697	$5,255	$ 47,862	$ 246,161	$ 21,419

The Company believes that its needs for working capital and capital expenditures through 2013 and beyond will be adequately met by operating cash flow, proceeds from the sale of rental equipment, and bank borrowings.

Please see the Company's Consolidated Statements of Cash Flows on page 64 for a more detailed presentation of the sources and uses of the Company's cash.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has identified the most critical accounting policies upon which its financial status depends. The Company determined its critical accounting policies by considering those policies that involve the most complex or subjective decisions or assessments. The Company has identified that its most critical accounting policies are those related to depreciation, maintenance, repair and refurbishment, impairment of rental equipment and impairment of goodwill and intangible assets. Descriptions of these accounting policies are found in both the notes to the consolidated financial statements and at relevant sections in this Management's Discussion and Analysis.

Depreciation—The estimated useful lives and estimated residual values used for rental equipment are based on the Company's experience as to the economic useful life and sale value of its products. Additionally, to the extent information is publicly available, the Company also compares its depreciation policies to other companies with similar rental products for reasonableness.

The lives and residual values of rental equipment are subject to periodic evaluation. For modular equipment, external factors to consider may include, but are not limited to, changes in legislation, regulations, building codes, local permitting, and supply or demand. Internal factors for modulars may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies. For electronic test equipment, external factors to consider may include, but are not limited to, technological advances, changes in manufacturers' selling prices, and supply or demand. Internal factors for electronic test equipment may include, but are not limited to, change in equipment specifications, condition of equipment or maintenance policies. For liquid and solid containment tanks and boxes, external factors to consider may include, but are not limited to, changes in Federal and State legislation, the types of materials stored and the frequency of moves and uses. Internal factors for liquid and solid containment tanks and boxes may include, but are not limited to, change in equipment specifications and maintenance policies.

Changes in useful lives or residual values will impact depreciation expense and any gain or loss from the sale of used equipment. Depending on the magnitude of such changes, the impact on the financial statements could be significant.

Maintenance, Repair and Refurbishment—Maintenance and repairs are expensed as incurred. The direct material and labor costs of value-added additions or major refurbishment of modular buildings are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment. Judgment is involved as to when these costs should be capitalized. The Company's policies narrowly limit the capitalization of value-added items to specific additions such as restrooms, 40 and 60-foot sidewalls and ventilation upgrades. In addition, only major refurbishment costs incurred near the end of the estimated useful life of the rental equipment, which extend its useful life, and are subject to certain limitations, are capitalized. Changes in these policies could impact the Company's financial results.

Impairment of rental equipment—The carrying value of the Company's rental equipment is its capitalized cost less accumulated depreciation. To the extent events or circumstances indicate that the carrying value cannot be recovered, an impairment loss is recognized to reduce the carrying value to fair value. The Company determines fair value based upon the condition of the equipment and the projected net cash flows from its rental and sale considering current market conditions. Additionally, if the Company decides to sell or otherwise dispose of the rental equipment, it is carried at the lower of cost or fair value less costs to sell or dispose. Due to uncertainties inherent in the valuation process and market conditions, it is reasonably possible that actual results of operating and disposing of rental equipment could be materially different than current expectations.

Impairment of goodwill and intangible assets—The Company assesses the carrying amount of its recorded goodwill and intangible assets annually or in interim periods if circumstances indicate an impairment may have occurred. The impairment review is performed by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The two-step process requires management to make certain judgments in determining what assumptions to use in the calculation. The first step in the evaluation consists of estimating the fair value of the reporting unit based on discounted cash flows using revenue and after tax profit estimates. Management then compares its estimate of the fair value of the reporting unit with the reporting unit's carrying amount, which includes goodwill and intangible assets. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill and intangible assets are not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and intangible assets and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill and intangible assets.

Impact of Inflation

Although the Company cannot precisely determine the effect of inflation, from time to time it has experienced increases in costs of rental equipment, manufacturing costs, operating expenses and interest. Because a majority of its rentals are relatively short-term, the Company has generally been able to pass on such increased costs through increases in rental rates and selling prices, but there can be no assurance that the Company will be able to continue to pass on increased costs to customers in the future.

Off Balance Sheet Transactions

As of December 31, 2012, the Company did not have any "off-balance-sheet arrangements," as defined in Item 303(a)(4)(ii) of Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to cash flow and fair value risk due to changes in interest rates with respect to its 4.03% senior notes due in 2018 and its revolving lines of credit. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2012. The estimate of fair value of the Company's fixed rate debt is based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The table below presents principal cash flows by expected annual maturities, related weighted average interest rates and estimated fair value the Company's Senior Notes and the Company's revolving lines of credit under the Amended Credit Facility as of December 31, 2012.

(dollar amounts in thousands)	2013	2014	2015	2016	2017 and beyond	Total	Estimated Fair Value
Revolving Lines of Credit	$ —	$ —	$ —	$ —	$202,000	$202,000	$ 202,000
Weighted Average Interest Rate	2.51%	2.51%	2.51%	2.51%	2.51%	2.51%	
4.03% Senior Notes due in 2018	$ —	$20,000	$20,000	$20,000	$ 40,000	$100,000	$ 106,348
Weighted Average Interest Rate	4.03%	4.03%	4.03%	4.03%	4.03%	4.03%	

The Company formed a wholly owned Canadian subsidiary, TRS-RenTelco Inc. in conjunction with the TRS acquisition (see Item 1—Business—History, Strategic Expansion and Acquisitions and Note 2 to the Consolidated Financial Statements). The Canadian operations of the Company subject it to foreign currency risks (i.e. the possibility that the financial results could be better or worse than planned because of changes in foreign currency exchange rates). Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments denominated in foreign currencies. In 2012, the Company has experienced minimal impact on net income due to foreign exchange rate fluctuations. Although there can be no assurances, given the size of the Canadian operations, the Company does not expect future foreign exchange gains and losses to be significant.

The Company has no derivative financial instruments that expose the Company to significant market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report filed on Form 10-K. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company maintains a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

The Company's system of internal control over financial reporting is embodied in the Company's Code of Business Conduct and Ethics. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business conditions and operations.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting, as well as accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

The Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth *in Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

Reports of Independent Registered Public Accounting Firm

Report on Internal Control over Financial Reporting

Board of Directors and Shareholders of McGrath RentCorp and Subsidiaries:

We have audited the internal control over financial reporting of McGrath RentCorp and Subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

San Jose, California
February 22, 2013

Report on Consolidated Financial Statements

Board of Directors and Shareholders of McGrath RentCorp and Subsidiaries:

We have audited the accompanying consolidated balance sheets of McGrath RentCorp and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

San Jose, California
February 22, 2013

MCGRATH RENTCORP

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash	$ 1,612	$ 1,229
Accounts Receivable, net of allowance for doubtful accounts of $3,000 in 2012 and $1,500 in 2011	92,256	92,671
Rental Equipment, at cost:		
Relocatable Modular Buildings	551,101	539,147
Electronic Test Equipment	266,934	258,586
Liquid and Solid Containment Tanks and Boxes	254,810	201,456
	1,072,845	999,189
Less Accumulated Depreciation	(353,992)	(326,043)
Rental Equipment, net	718,853	673,146
Property, Plant and Equipment, net	101,031	94,702
Prepaid Expenses and Other Assets	19,507	17,170
Intangible Assets, net	11,487	12,311
Goodwill	27,700	27,700
Total Assets	$ 972,446	$ 918,929
Liabilities and Shareholders' Equity		
Liabilities:		
Notes Payable	$ 302,000	$ 296,500
Accounts Payable and Accrued Liabilities	52,220	58,854
Deferred Income	26,924	25,067
Deferred Income Taxes, net	226,564	205,366
Total Liabilities	607,708	585,787
Commitments and Contingencies (Note 7)		
Shareholders' Equity:		
Common Stock, no par value — Authorized — 40,000 shares		
Issued and Outstanding — 24,931 shares as of December 31, 2012 and 24, 576 shares as of December 31, 2011	85,342	74,878
Retained Earnings	279,396	258,264
Total Shareholders' Equity	364,738	333,142
Total Liabilities and Shareholders' Equity	$ 972,446	$ 918,929

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(in thousands, except per share amounts)	2012	2011	2010
Revenues			
Rental	$248,444	$234,906	$200,615
Rental Related Services	46,920	39,486	34,702
Rental Operations	295,364	274,392	235,317
Sales	66,444	66,382	54,055
Other	2,266	1,896	2,028
Total Revenues	364,074	342,670	291,400
Costs and Expenses			
Direct Costs of Rental Operations			
Depreciation of Rental Equipment	63,819	60,187	56,399
Rental Related Services	37,207	30,692	26,542
Other	45,581	39,859	40,007
Total Direct Costs of Rental Operations	146,607	130,738	122,948
Cost of Sales	49,173	45,141	37,637
Total Costs of Revenues	195,780	175,879	160,585
Gross Profit	168,294	166,791	130,815
Selling and Administrative Expenses	86,278	78,127	65,579
Income from Operations	82,016	88,664	65,236
Interest Expense	9,149	7,606	6,186
Income before Provision for Income Taxes	72,867	81,058	59,050
Provision for Income Taxes	28,090	31,456	22,571
Net Income	$ 44,777	$ 49,602	$ 36,479
Earnings Per Share:			
Basic	$ 1.80	$ 2.04	$ 1.52
Diluted	$ 1.78	$ 2.00	$ 1.50
Shares Used in Per Share Calculations:			
Basic	24,759	24,349	23,944
Diluted	25,156	24,760	24,289
Cash Dividends Declared Per Share	$ 0.94	$ 0.92	$ 0.90

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock		Retained	Total Shareholders'
	Shares	Amount	Earnings	Equity
Balance at December 31, 2009	23,795	50,869	216,544	267,413
Net Income	—	—	36,479	36,479
Non-Cash Stock-Based Compensation	—	4,227	—	4,227
Common Stock Issued under Stock Plans, net of Shares Withheld for Employee Taxes	440	7,506	—	7,506
Excess Tax Benefit from Equity Awards	—	1,021	—	1,021
Dividends Accrued of $0.90 Per Share	—	—	(21,669)	(21,669)
Balance at December 31, 2010	24,235	63,623	231,354	294,977
Net Income	—	—	49,602	49,602
Non-Cash Stock-Based Compensation	—	5,221	—	5,221
Common Stock Issued under Stock Plans, net of Shares Withheld for Employee Taxes	341	5,054	—	5,054
Excess Tax Benefit from Equity Awards	—	980	—	980
Dividends Accrued of $0.92 Per Share	—	—	(22,692)	(22,692)
Balance at December 31, 2011	24,576	74,878	258,264	333,142
Net Income	—	—	44,777	44,777
Non-Cash Stock-Based Compensation	—	3,840	—	3,840
Common Stock Issued under Stock Plans, net of Shares Withheld for Employee Taxes	355	5,591	—	5,591
Excess Tax Benefit from Equity Awards	—	1,033	—	1,033
Dividends Accrued of $0.94 Per Share	—	—	(23,645)	(23,645)
Balance at December 31, 2012	24,931	$ 85,342	$279,396	$ 364,738

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net Income	$ 44,777	$ 49,602	$ 36,479
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	72,476	67,395	62,577
Provision for Doubtful Accounts	4,263	1,755	1,494
Non-Cash Stock-Based Compensation	3,840	5,221	4,227
Gain on Sale of Used Rental Equipment	(12,389)	(12,444)	(11,728)
Change In:			
Accounts Receivable	(3,848)	(17,938)	(7,385)
Income Taxes Receivable	—	6,131	120
Prepaid Expenses and Other Assets	(2,337)	(3,226)	296
Accounts Payable and Accrued Liabilities	(3,456)	5,715	3,399
Deferred Income	1,857	1,277	(954)
Deferred Income Taxes	21,198	25,823	12,073
Net Cash Provided by Operating Activities	126,381	129,311	100,598
Cash Flows from Investing Activities:			
Payments Related to Acquisition of Adler Tanks	—	—	(39)
Purchase of Rental Equipment	(131,805)	(154,963)	(122,749)
Purchase of Property, Plant and Equipment	(14,161)	(17,204)	(12,144)
Proceeds from Sale of Used Rental Equipment	30,970	28,453	28,694
Net Cash Used in Investing Activities	(114,996)	(143,714)	(106,238)
Cash Flows from Financing Activities:			
Net Borrowings (Repayments) Under Bank Lines of Credit	5,500	(57,140)	30,306
Borrowings Under Private Placement	—	100,000	—
Principal Payments on Senior Notes	—	(12,000)	(12,000)
Proceeds from the Exercise of Stock Options	5,591	5,054	7,506
Excess Tax Benefit from Exercise and Disqualifying Disposition of Stock Options	1,033	980	1,021
Payment of Dividends	(23,126)	(22,252)	(21,390)
Net Cash Provided by (Used in) Financing Activities	(11,002)	14,642	5,443
Net Increase (Decrease) in Cash	383	239	(197)
Cash Balance, beginning of period	1,229	990	1,187
Cash Balance, end of period	$ 1,612	$ 1,229	$ 990
Interest Paid, during the period	$ 9,107	$ 6,877	$ 6,306
Income Taxes Paid (Refunds Received), during the period	$ 5,842	$ (1,480)	$ 9,342
Dividends Accrued During the period, not yet paid	$ 6,194	$ 5,952	$ 5,513
Rental Equipment Acquisitions, not yet paid	$ 4,491	$ 8,186	$ 5,388

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

McGrath RentCorp and its wholly-owned subsidiaries (the "Company") is a California corporation organized in 1979. The Company is a diversified business to business rental company with three rental products; relocatable modular buildings, electronic test equipment and liquid and solid containment tanks and boxes. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. The Company is comprised of four business segments: its modular building division ("Mobile Modular"), its electronic test equipment division ("TRS-RenTelco"), its containment solutions for the storage of hazardous and non-hazardous liquids and solids division ("Adler Tanks") and its classroom manufacturing division selling modular classrooms in California ("Enviroplex").

Principles of Consolidation

The consolidated financial statements include the accounts of McGrath RentCorp and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized when earned. Rental related services revenue is primarily associated with relocatable modular building leases and consists of billings to customers for modifications, delivery, installation, building, additional site-related work, and dismantle and return delivery. Revenue from these services is an integral part of the negotiated lease agreement with customers and is recognized on a straight-line basis over the term of the lease. Revenues associated with liquid and solid containment solutions consists of billings for delivery, removal and cleaning of the tanks and boxes. These revenues are recognized in the period performed.

Sales revenue is recognized upon delivery and installation of the equipment to customers. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment.

Other revenue is recognized when earned and primarily includes interest income on sales-type leases, rental income on facility rentals and certain logistics services.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

Depreciation of Rental Equipment

Rental equipment is depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. The costs of major refurbishment of relocatable modular buildings and portable storage containers are capitalized to the extent the refurbishment significantly adds value to, or extends the life of the equipment. Maintenance and repairs are expensed as incurred.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

The estimated useful lives and residual values of the Company's rental equipment used for financial reporting purposes are as follows:

Relocatable modular buildings	18 years, 50% residual value
Relocatable modular accessories	3 to 18 years, no residual value
Portable storage containers	25 years, 62.5% residual value
Electronic test equipment and accessories	1 to 8 years, no residual value
Liquid and solid containment tanks and boxes and accessories	10 to 20 years, no residual value

Costs of Rental Related Services

Costs of rental related services are primarily associated with relocatable modular building leases and consist of costs for services to be provided under the negotiated lease agreement for delivery, installation, modifications, skirting, additional site-related work, and dismantle and return delivery. Costs related to these services are recognized on a straight-line basis over the term of the lease. Costs of rental related services associated with liquid and solid containment solutions consists of costs of delivery, removal and cleaning of the tanks and boxes. These costs are recognized in the period the service is performed.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of rental equipment and identifiable definite lived intangible assets for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. A key element in determining the recoverability of long-lived assets is the Company's outlook as to the future market conditions for its rental equipment. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value. The Company determines fair value based upon the condition of the rental equipment and the projected net cash flows from its rental and sale considering current market conditions. Goodwill and identifiable indefinite lived assets are evaluated for potential impairment annually or when circumstances indicate potential impairment may have occured. Impairment losses, if any, are determined based upon the estimated fair value of the asset. There were no impairments of long-lived assets during the years ended December 31, 2012, 2011 and 2010.

Other Direct Costs of Rental Operations

Other direct costs of rental operations include direct labor, supplies, repairs, insurance, property taxes, license fees and certain modular lease costs charged to customers in the negotiated rental rate, which are recognized on a straight-line basis over the term of the lease.

Cost of Sales

Cost of sales in the Consolidated Statements of Income includes the carrying value of the equipment sold and all direct costs associated with the sale.

Warranty Reserves

Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories and liquid and solid containment tanks and boxes not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on a straight-line basis for financial reporting purposes, and on an accelerated basis for income tax purposes. Depreciation expenses for property, plant and equipment is included in "Selling and Administrative Expenses" in the Consolidated Statements of Income. Maintenance and repairs are expensed as incurred.

Property, plant and equipment consist of the following:

(dollar amounts in thousands)	Estimated Useful Life In Years	December 31, 2012	December 31, 2011
Land	Indefinite	$ 35,371	$ 30,466
Land Improvements	20 – 50	38,708	38,470
Buildings	30	20,522	18,853
Furniture, Office and Computer Equipment	3 – 10	26,496	24,942
Machinery and Service Equipment	5 – 20	16,186	13,000
		137,283	125,731
Less Accumulated Depreciation		(39,301)	(31,712)
		97,982	94,019
Construction In Progress		3,049	683
		$101,031	$94,702

Construction in progress at December 31, 2012 consisted primarily of costs related to acquisition of land and land improvements. Construction in progress at December 31, 2011 consisted primarily of costs related to information technology projects.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expenses were $2.5 million, $2.1 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

Goodwill and Intangible Assets

Purchase prices of acquired businesses have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill and other intangible assets. Goodwill and intangible assets consists primarily of intangible assets of $37.2 million from the 2008 acquisition of Adler Tanks. Intangible assets related to customer relationships are amortized over eleven years. At December 31, 2012 and 2011, goodwill and trade name intangible assets which have indefinite lives totaled $33.4 million.

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that events or circumstances have occurred that would indicate the recovery of an asset's carrying value is unlikely. The Company also assesses potential impairment of its goodwill and intangible assets on an annual basis regardless of whether there is evidence of impairment. If

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

indicators of impairment were to be present in intangible assets used in operations and future discounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

The impairment review of the Company's goodwill and indefinite lived assets is performed by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In the first step, the fair value of the reporting unit is compared to its carrying value to determine if the goodwill and intangible assets are impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill and intangible assets are not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and intangible assets and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill and intangible assets.

The Company conducted its annual impairment analysis in the fourth quarter of its fiscal year. The impairment analysis did not result in an impairment charge for the fiscal years ended 2012, 2011 or 2010. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The Company based its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed assuming conversion of all potentially dilutive securities including the dilutive effects of stock options, unvested restricted stock awards and other potentially dilutive securities. The table below presents the weighted-average common stock used to calculate basic and diluted earnings per share:

(in thousands)	Year Ended December 31,		
	2012	2011	2010
Weighted-average common stock for calculating basic earnings per share	24,759	24,349	23,944
Effect of potentially dilutive securities from equity-based compensation	397	411	345
Weighted-average common stock for calculating diluted earnings per share	25,156	24,760	24,289

The following securities were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive:

(in thousands)	Year Ended December 31,		
	2012	2011	2010
Options to purchase common stock	1,049	1,131	1,066

Accounts Receivable and Concentration of Credit Risk

The Company's accounts receivable consist of amounts due from customers for rentals, sales, financed sales and unbilled amounts for the portion of Mobile Modular end-of-lease services earned, which were negotiated as part of the lease agreement. Unbilled receivables related to end-of-lease services, which consists of dismantle and return of buildings, were $17.4 million at

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

December 31, 2012 and $17.2 million at December 31, 2011. The Company sells primarily on 30-day terms, individually performs credit evaluation procedures on its customers on each transaction and will require security deposits from its customers when a significant credit risk is identified. The Company records an allowance for doubtful accounts in amounts equal to the estimated losses expected to be incurred in the collection of the accounts receivable. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectable. The allowance for doubtful accounts activity was as follows:

(in thousands)	2012	2011
Beginning Balance, January 1	$ 1,500	$ 1,700
Provision for doubtful accounts	4,263	1,755
Write-offs, net of recoveries	(2,763)	(1,955)
Ending Balance, December 31	$ 3,000	$ 1,500

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. From time to time, the Company maintains cash balances in excess of the Federal Deposits Insurance limits.

Fair Value of Financial Instruments

The Company believes that the carrying amounts for cash, accounts receivable, accounts payable and notes payable approximate their fair values except for fixed rate debt included in notes payable which has an estimated fair value of $106.0 million and $107.0 million compared to the recorded value of $100.0 million as of December 31, 2012 and 2011, respectively. The estimates of fair value of the Company's fixed rate debt are based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Foreign Currency Transactions

The Company's Canadian subsidiary, TRS-RenTelco Inc., a British Columbia corporation, functions as a branch sales office for TRS-RenTelco in Canada. Foreign currency transaction gains and losses of the Company's Canadian subsidiary are reported in the results of operations in the period in which they occur. Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments as the foreign currency transactions and risks to date have not been significant.

Stock-Based Compensation

The Company measures stock-based compensation expense based on grant date fair value and recognizes that expense in earnings over the service period of each award. The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term and the expected number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation amounts recognized in the Consolidated Statements of Income.

For the years ended December 31, 2012, 2011 and 2010, the non-cash stock-based compensation expense included in Selling and Administrative Expenses in the Consolidated Statements of Income was $3.9 million, $5.2 million and $4.2 million, before provision for income taxes, respectively. The Company recorded a tax benefit of approximately $1.5 million, $2.0 million and $1.6 million related to the aforementioned stock-based compensation expenses. For the years ended December 31, 2012, 2011 and 2010, the stock-based compensation expenses, net of taxes, reduced net income by $2.4 million, $3.2 million and $2.6 million, respectively or $0.09, $0.13, and $0.11 per diluted share for each period, respectively.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected term (in years)	5.0	5.0	5.2
Expected volatility	52.1%	51.6%	51.2%
Expected dividend yields	3.2%	3.4%	3.8%
Risk-free interest rates	0.8%	2.0%	2.2%

The Company monitors option exercise behavior to determine the appropriate homogenous groups for estimation purposes. Currently, the Company's option activity is separated into two categories: directors and employees. The expected term of the options represents the estimated period of time until exercised and is based on historical experience, giving consideration to the option terms, vesting schedules and expectations of future employee behavior. Expected stock volatility is based on historical stock price volatility of the Company and the risk-free interest rates are based on U.S. Treasury yields in effect on the date of the option grant for the estimated period the options will be outstanding. The expected dividend yield is based upon the current dividend annualized as a percentage of the grant exercise price.

The weighted average grant date fair value per share was $10.28, $9.68 and $8.12 during the years ended December 31, 2012, 2011 and 2010, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period presented. Actual results could differ from those estimates. The most significant estimates included in the financial statements are the future cash flows and fair values used to determine the recoverability of the rental equipment and identifiable definite lived intangible assets carrying value, the various assets' useful lives and residual values, and the allowance for doubtful accounts.

Comprehensive Income

Comprehensive income is equivalent to net income for all periods presented.

NOTE 2. FINANCED LEASE RECEIVABLES

The Company has entered into sales type leases to finance certain equipment sales to customers. The lease agreements have a bargain purchase option at the end of the lease term. The minimum lease payments receivable and the net investment included in accounts receivable for such leases are as follows:

(in thousands)	December 31,	
	2012	2011
Gross minimum lease payments receivable	$2,326	$2,612
Less—unearned interest	(201)	(226)
Net investment in sales type lease receivables	$2,125	$2,386

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

As of December 31, 2012, the future minimum lease payments under non-cancelable sales-type leases to be received in 2013 and thereafter are as follows:

(in thousands)	
Year Ended December 31,	
2013	$ 1,905
2014	416
2015	5
2017	—
Total minimum future lease payments	$2,326

NOTE 3. NOTES PAYABLE

Notes Payable consists of the following:

(in thousands)	December 31,	
	2012	2011
Unsecured Revolving Lines of Credit	$202,000	$196,500
4.03% Senior Notes due in 2018	100,000	100,000
	$302,000	$296,500

As of December 31, 2012, the future minimum payments under Unsecured Revolving Lines of Credit and 4.03% Senior Notes due in 2018 in 2013 and thereafter are as follows:

(in thousands)	
Year Ended December 31,	
2013	$ —
2014	20,000
2015	20,000
2016	20,000
2017	222,000
Thereafter	20,000
	$302,000

Unsecured Revolving Lines of Credit

In June 2012, the Company entered into an amended and restated credit agreement with a syndicate of banks (the "Amended Credit Facility"). The five-year facility matures on June 15, 2017 and replaces the Company's prior $350.0 million unsecured revolving credit facility. The Amended Credit Facility provides for a $420.0 million unsecured revolving credit facility (which may be increased to $450.0 million with $30.0 million of additional commitments), which includes a $25.0 million sublimit for the issuance of standby letters of credit and a $10.0 million sublimit for swingline loans.

In June 2012, the Company entered into a Credit Facility Letter Agreement and a Credit Line Note in favor of Union Bank, N.A., extending its line of credit facility related to its cash management services ("Sweep Service Facility") and increasing the facility size from $5.0 million to $10.0 million. The Sweep Service Facility matures on the earlier of June 15, 2017, or the date the Company ceases to utilize Union Bank, N.A. for its cash management services.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

At December 31, 2012, under the Amended Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $430.0 million of which $202.0 million was outstanding, and had capacity to borrow up to an additional $228.0 million. The Amended Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2012, the actual ratio was 4.04 to 1.
- Permit the Consolidated Leverage Ratio at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2012, the actual ratio was 1.91 to 1.
- Permit Tangible Net Worth as of the end of any fiscal quarter of the Company to be less than the sum of (i) $246,103,400 plus (ii) 25% of the Company's Consolidated Net Income (as defined in the Amended Credit Facility) (but only if a positive number) for each fiscal quarter ended subsequent to December 31, 2011 plus (iii) 90% of the net cash proceeds from the issuance of the Company's capital stock after December 31, 2011. At December 31, 2012, such sum was $262.6 million and the actual Tangible Net Worth of the Company was $325.6 million.

The following information relates to the lines of credit for each of the following periods:

(dollar amounts in thousands)	Year Ended December 31,	
	2012	2011
Maximum amount outstanding	$ 220,799	$ 262,461
Average amount outstanding	$ 206,514	$ 206,227
Weighted average interest rate, during the period	2.51%	2.22%
Weighted average interest rate, end of period	1.71%	1.79%
Prime interest rate, end of period	3.25%	3.25%

4.03% Senior Notes Due in 2018

On April 21, 2011, the Company entered into a Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company (collectively, the "Purchaser"), pursuant to which the Company agreed to sell an aggregate principal amount of $100 million of its 4.03% Series A Senior Notes (the "Senior Notes") to the Purchaser. The Senior Notes are an unsecured obligation of the Company, due on April 21, 2018. Interest on these notes is due semi-annually in arrears and the principal is due in five equal annual installments, with the first payment due on April 21, 2014. In addition, the Note Purchase Agreement allows for the issuance and sale of additional senior notes to the Purchaser (the "Shelf Notes") in the aggregate principal amount of $100 million, to mature no more than 12 years after the date of original issuance thereof, to have an average life of no more than 10 years and to bear interest on the unpaid balance. Among other restrictions, the Note Purchase Agreement, under which the Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2012, the actual ratio was 4.04 to 1.
- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2012, the actual ratio was 1.91 to 1.
- Permit Tangible Net Worth, calculated as of the last day of each fiscal quarter, to be less than the sum of (i) $229.0 million, plus (ii) 25% of net income for such fiscal quarter subsequent to December 31, 2010, plus (iii) 90% of the net cash proceeds from the issuance of the Company's capital stock after December 31, 2010. At December 31, 2012, such sum was $262.6 million and the actual Tangible Net Worth of the Company was $325.6 million.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

At December 31, 2012, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in the Company's financial performance could impact its ability to comply with these covenants.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following:

(in thousands)	Year Ended December 31,		
	2012	2011	2010
Current	$ 4,886	$ 5,741	$ 8,754
Deferred	23,204	25,715	13,817
	$28,090	$31,456	$22,571

The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.2	4.1	4.2
Other	(0.6)	(0.3)	(1.0)
	38.6%	38.8%	38.2%

The following table shows the deferred income taxes related to the temporary differences between the tax bases of assets and liabilities and the respective amounts included in "Deferred Income Taxes, net" on the Company's Consolidated Balance Sheets:

(in thousands)	December 31,	
	2012	2011
Deferred Tax Liabilities:		
Accelerated Depreciation	$248,515	$238,912
Prepaid Costs Currently Deductible	4,597	4,178
Other	2,451	2,414
Total Deferred Tax Liabilities	255,563	245,504
Deferred Tax Assets:		
Accrued Costs Not Yet Deductible	6,138	6,017
Allowance for Doubtful Accounts	1,163	582
Net Operating Loss Carry Forwards and Credits	12,103	25,495
Deferred Revenues	1,300	243
Stock Based Compensation	8,295	7,801
Total Deferred Tax Assets	28,999	40,138
Deferred Income Taxes, net	$226,564	$205,366

In 2012, 2011 and 2010 the Company obtained an excess tax benefit of $1.0 million each year from the exercise of non-qualified stock options and early dispositions of stock obtained through the exercise of incentive stock options by employees. The tax benefit was recorded as common stock in conjunction with the proceeds received from the exercise of the stock options.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

As of December 31, 2012, the Company's federal net operating losses for tax return purposes were $12.3 million. If not utilized, these carry forwards will begin to expire in 2031. As of December 31, 2012, the Company had state and foreign tax credit carry forwards of $6.8 million, which will begin to expire in 2020, if not utilized.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company evaluated all of its tax positions for which the statute of limitations remained open and determined there were no material unrecognized tax benefits as of December 31, 2012 and 2011. In addition, there have been no material changes in unrecognized benefits during 2012, 2011 and 2010.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require the application of significant judgment. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2008.

Our income tax returns are subject to examination by federal, state and foreign tax authorities. We are currently under examination by the California Franchise Tax Board for the 2007 and 2008 tax years. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes for all periods presented. Such interest and penalties were not significant for the years ended December 31, 2012, 2011 and 2010.

NOTE 5. BENEFIT PLANS

Stock Plans

The Company adopted the 2007 Stock Incentive Plan (the "2007 Plan") effective June 6, 2007, under which 1,875,000 shares of common stock of the Company, plus the number of shares that remained available for grants of awards under the Company's 1998 Stock Option Plan (the "1998 Plan") and those shares that become available as a result of forfeiture, termination, or expiration of awards previously granted under the 1998 Plan, were reserved for the grant of awards to its employees, directors and consultants to acquire common stock of the Company. The 2007 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units or other rights and benefits. Options under the 2007 Plan are granted at an exercise price of not less than 100% of the fair market value of the Company's common stock on the date of grant. The 2007 Plan replaced the Company's 1998 Plan and the 2000 Long-Term Bonus Plan.

Stock Options

As of December 31, 2012, a cumulative total of 6,424,600 shares subject to options have been granted with exercise prices ranging from $11.74 to $34.28. Of these, options have been exercised for the purchase of 2,733,845 shares, while options for 852,202 shares have been terminated, and options for 2,838,553 shares remain outstanding under the stock plans. Most of these options vest over five years and expire seven and ten years after grant. To date, no options have been issued to any of the Company's non-employee advisors. As of December 31, 2012, 1,561,002 shares remain available for issuance of awards under the stock plans.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

Option activity and options exercisable including the weighted average exercise price for the three years ended December 31, 2012 are as follows:

	Year Ended December 31,					
	2012		2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at January 1,	3,086,019	$ 23.52	3,344,450	$ 22.80	3,504,319	$ 22.09
Options granted during the year	128,500	29.63	160,600	27.41	282,000	23.72
Options exercised during the year	(327,498)	17.95	(309,447)	17.19	(422,069)	17.78
Options terminated during the year	(48,468)	27.63	(109,584)	25.01	(19,800)	22.03
Options outstanding at December 31,	2,838,553	24.37	3,086,019	23.52	3,344,450	22.80
Options exercisable at December 31,	2,322,258	24.64	2,306,159	24.43	2,148,100	23.91

The intrinsic value of stock options at any point in time is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. The aggregate intrinsic value of options outstanding as of December 31, 2012 and 2011 was $13.4 million and $16.9 million, respectively, and had a weighted average remaining contract life of 2.74 years and 3.52 years, respectively. The intrinsic value for options exercisable as of December 31, 2012 and 2011 was $10.4 million and $10.5 million, respectively, and had a weighted average remaining contract life of 2.36 years and 3.22 years, respectively. The aggregate intrinsic value of options exercised and sold under the Company's stock option plans was $3.7 million, $3.7 million and $3.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, determined as of the date of option exercise. As of December 31, 2012, there was approximately $3.5 million of total unrecognized compensation cost related to unvested share-based compensation option arrangements granted under the Company's stock plans, which is expected to be recognized over a weighted-average period of 1.6 years.

The following table indicates the options outstanding and options exercisable by exercise price with the weighted average remaining contractual life for the options outstanding and the weighted average exercise price at December 31, 2012:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at December 31, 2012	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2012	Weighted Average Exercise Price
$10–15	20,000	0.25	$ 11.74	20,000	$ 11.74
15–20	420,608	2.86	15.65	265,608	15.67
20–25	1,161,150	2.57	21.73	1,008,275	21.55
25–30	688,295	3.61	28.93	575,375	29.81
30–35	548,500	2.03	31.39	453,000	31.39
10–35	2,838,553	2.74	24.37	2,322,258	24.64

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

Restricted Stock Units

The following table summarizes the activity of the Company's restricted stock units for the years ended December 31, 2012 and 2011:

	Year Ended December 31,			
	2012		2011	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock unvested as of January 1,	187,810	$ 26.33	110,200	$ 23.61
Restricted stock granted during the year	109,200	31.37	125,800	27.99
Restricted stock vested during the year	(34,190)	27.85	(39,105)	23.91
Restricted stock forfeited during the year	—	—	(9,085)	25.36
Restricted stock unvested as of December 31,	262,820	28.22	187,810	26.33

Stock-based compensation expense for restricted stock for the year ended December 31, 2012 and 2011 was $1.8 million and $2.6 million, respectively. As of December 31, 2012, the total unrecognized compensation expense net of forfeitures related to unvested restricted stock awards not yet recognized was $6.1 million and is expected to be recognized over a period of 3.3 years.

Employee Stock Ownership Plan

In 1985, the Company established a non-leveraged Employee Stock Ownership Plan ("Plan"). Under the terms of the Plan, as amended, the Company makes annual contributions in the form of cash or common stock of McGrath RentCorp to a trust for the benefit of eligible employees. Employees of the Company are generally eligible to participate in the Plan on the January 1st, or July 1st, immediately following the completion of the minimum of 1,000 hours and twelve months of service. The amount of the contribution is determined annually by the Board of Directors. There was no contribution approved in 2012, 2011 or 2010. Contributions to the Plan are allocated to participants following a formula based upon years of service and covered compensation. Dividends paid to Plan participants are treated as ordinary dividends and, in accordance with existing tax laws, are deducted by the Company in the year paid. For the years ended December 31, 2012, 2011 and 2010, dividends deducted by the Company were $0.2 million, $0.4 million and $0.5 million, respectively, which resulted in a tax benefit of approximately $0.1 million in 2012 and $0.2 million in 2011 and 2010.

401(k) Plans

In 1995, McGrath RentCorp established a contributory retirement plan, the McGrath RentCorp 401(k) Plan, as amended, covering eligible employees of McGrath RentCorp with at least three months of service. The McGrath RentCorp 401(k) Plan provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. McGrath RentCorp, at its discretion, may make contributions. Contributions are expensed in the year approved by the Board of Directors. The Company expensed $1.1 million in 2011. No amounts were expensed in 2012 and 2010.

In 1997, Enviroplex established a contributory retirement plan, the Enviroplex 401(k) Plan, as amended, covering eligible employees of Enviroplex with at least three months of service. The Enviroplex 401(k) Plan provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. Enviroplex at its discretion may make a matching contribution. Enviroplex made contributions of $35,000 in 2011. No contributions were made in 2012 and 2010.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

Employee Stock Ownership and 401(k) Plans

On August 1, 2012 the Company amended and restated the Employee Stock Ownership Plan, the 401(k) Plans and the Enviroplex 401(k) Plans ("Plans") to become the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the "KSOP"). In conjunction with this, the Plans' assets totaling approximately $16.4 million in cash were concurrently transferred into the KSOP. The KSOP plan provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. The Company, at its discretion, may make matching contributions. Contributions are expensed in the year approved by the Board of Directors. Dividends on the Company's stock held by the KSOP are treated as ordinary dividends and, in accordance with existing tax laws, are deducted by the Company in the year paid. For the year ended December 31, 2012 dividends deducted by the Company were $0.2 million, which resulted in a tax benefit of approximately $0.1 million in 2012.

KSOP shares outstanding at December 31, 2012 were 354,467, or less than 2% of total common shares outstanding, and are included in basic and diluted earnings per share calculations.

NOTE 6. SHAREHOLDERS' EQUITY

The Company has in the past made purchases of shares of its common stock from time to time in the over-the-counter market (NASDAQ) and/or through privately negotiated, block transactions under an authorization of the Company's board of directors. Shares repurchased by the Company are cancelled and returned to the status of authorized but unissued stock. On May 14, 2008, the Company's Board of Directors authorized the Company to repurchase an aggregate of 2,000,000 shares of the Company's outstanding common stock. There were no repurchases of common stock in 2012 and 2011. As of December 31, 2012, 2,000,000 shares remain authorized for repurchase under this authorization.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the lease term, at the fair rental value. In most cases, management expects that in the normal course of business, facility leases will be renewed or replaced by other leases. Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)	
Year Ended December 31,	
2013	$1,225
2014	740
2015	674
2016	670
2017	670
Thereafter	613
	$4,592

Rent expense was $3.1 million, $2.4 million and $2.3 million in 2012, 2011 and 2010, respectively.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, auto, directors and officers, health, and workers' compensation insurances. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will not have a material adverse effect on the financial position or operating results of the Company.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

NOTE 8. INTANGIBLE ASSETS

Intangible assets consist of the following:

(dollar amounts in thousands)	Estimated Useful Life In Years	December 31, 2012	December 31, 2011
Trade Name	Indefinite	$ 5,700	$ 5,700
Customer Relationships	11	9,100	9,100
		14,800	14,800
Less Accumulated Amortization		(3,313)	(2,489)
		$11,487	$12,311

Intangible assets with finite useful lives are amortized over their respective useful lives. Based on the carrying values at December 31, 2012 and assuming no subsequent impairment of the underlying assets, the annual amortization is expected to be $0.8 million in 2013 through 2017 and thereafter.

NOTE 9. – RELATED PARTY TRANSACTIONS

The Company acquired liquid and solid containment tanks totaling $38.3 million and $30.3 million, during the years ended December 31, 2012 and 2011, respectively from Sabre Manufacturing, LLC, which is controlled by the President of Adler Tanks. In addition, during 2011, the Company leased two operating facilities and received certain support services from companies controlled by the President of Adler Tanks. Payments for these leases and services totaled $0.2 million in 2011. Amounts due to aforementioned related parties at December 31, 2012 and 2011 were $1.0 million and $3.0 million, respectively.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

NOTE 10. SEGMENT REPORTING

FASB guidelines establish annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. In accordance with these guidelines the Company's four reportable segments are Mobile Modular, TRS-RenTelco, Adler Tanks and Enviroplex. Management focuses on several key measures to evaluate and assess each segment's performance including rental revenue growth, gross margin, and income before provision for income taxes. As separate corporate entities, Adler Tanks and Enviroplex revenues and expenses are separately maintained from Mobile Modular and TRS-RenTelco. Excluding interest expense, allocations of revenue and expense not directly associated with one of these segments are generally allocated to Mobile Modular, TRS-RenTelco and Adler Tanks, based on their pro-rata share of direct revenues. Interest expense is allocated amongst Mobile Modular, TRS-RenTelco and Adler Tanks based on their pro-rata share of average rental equipment at cost, goodwill, intangible assets, accounts receivable, deferred income and customer security deposits. The Company does not report total assets by business segment. Summarized financial information for the years ended December 31, 2012, 2011 and 2010, for the Company's reportable segments is shown in the following tables:

Segment Data *(dollar amounts in thousands)*	Mobile Modular	TRS-RenTelco	Adler Tanks	Enviroplex[1]	Consolidated
Year Ended December 31, 2012					
Rental Revenues	$ 79,518	$ 101,645	$ 67,281	$ —	$ 248,444
Rental Related Services Revenues	25,775	3,673	17,472	—	46,920
Sales and Other Revenues	14,474	27,855	2,558	23,823	68,710
Total Revenues	119,767	133,173	87,311	23,823	364,074
Depreciation of Rental Equipment	13,942	38,174	11,703	—	63,819
Gross Profit	52,022	62,083	51,157	3,032	168,294
Interest Expense (Income) Allocation	4,547	2,384	2,350	(132)	9,149
Income (Loss) before Provision for Income Taxes	13,443	33,631	26,706	(913)	72,867
Rental Equipment Acquisitions	21,042	51,793	55,919	—	128,754
Accounts Receivable, net (period end)	39,066	24,654	24,523	4,213	92,456
Rental Equipment, at cost (period end)	551,101	266,934	254,810	—	1,072,845
Rental Equipment, net book value (period end)	384,813	107,999	226,041	—	718,853
Utilization (period end)[2]	66.7%	64.1%	67.5%		
Average Utilization[2]	66.4%	65.8%	71.5%		

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

Segment Data *(Continued)* *(dollar amounts in thousands)*	Mobile Modular	TRS-RenTelco	Adler Tanks	Enviroplex[1]	Consolidated
Year Ended December 31, 2011					
Rental Revenues	$ 79,969	$ 95,694	$ 59,243	$ —	$ 234,906
Rental Related Services Revenues	24,063	3,133	12,290	—	39,486
Sales and Other Revenues	20,577	26,488	425	20,788	68,278
Total Revenues	124,609	125,315	71,958	20,788	342,670
Depreciation of Rental Equipment	13,780	38,039	8,368	—	60,187
Gross Profit	55,193	57,069	49,619	4,910	166,791
Interest Expense (Income) Allocation	4,036	2,124	1,659	(213)	7,606
Income before Provision for Income Taxes	19,026	29,024	31,262	1,746	81,058
Rental Equipment Acquisitions	33,824	55,302	68,628	—	157,754
Accounts Receivable, net (period end)	44,013	24,236	19,226	5,197	92,671
Rental Equipment, at cost (period end)	539,147	258,586	201,456	—	999,189
Rental Equipment, net book value (period end)	383,621	105,565	183,960	—	673,146
Utilization (period end)[2]	67.3%	67.1%	79.8%		
Average Utilization[2]	67.1%	66.0%	86.2%		
2010					
Rental Revenues	$ 82,648	$ 82,540	$ 35,427	$ —	$ 200,615
Rental Related Services Revenues	22,947	2,240	9,515	—	34,702
Sales and Other Revenues	21,117	22,982	289	11,695	56,083
Total Revenues	126,712	107,762	45,231	11,695	291,400
Depreciation of Rental Equipment	13,734	37,017	5,648	—	56,399
Gross Profit	56,902	43,475	27,685	2,753	130,815
Interest Expense (Income) Allocation	3,513	1,791	1,080	(198)	6,186
Income (Loss) before Provision for Income Taxes	25,080	19,263	14,444	263	59,050
Rental Equipment Acquisitions	22,948	42,406	52,353	—	117,707
Accounts Receivable, net (period end)	39,041	20,620	14,751	2,076	76,488
Rental Equipment, at cost (period end)	514,548	250,125	133,095	—	897,768
Rental Equipment, net book value (period end) end)	369,195	98,444	123,941	—	591,580
Utilization (period end)[2]	67.2%	64.3%	84.9%		
Average Utilization[2]	67.7%	66.0%	76.0%		

1 Gross Enviroplex sales revenues were $24,240, $20,884 and $12,321 in 2012, 2011 and 2010, respectively, which includes inter-segment sales to Mobile Modular of $417, $97 and $626, which have been eliminated in consolidation.

2 Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. The average utilization for the period is calculated using the average costs of rental equipment.

No single customer accounted for more than 10% of total revenues during 2012, 2011 and 2010. Revenue from foreign country customers accounted for 9%, 8% and 9% of the Company's revenues for the same periods, respectively.

MCGRATH RENTCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(Continued)*

NOTE 11. QUARTERLY FINANCIAL INFORMATION *(unaudited)*

Quarterly financial information for each of the two years ended December 31, 2012 is summarized below:

(in thousands, except per share amounts)	2012				
	First	Second	Third	Fourth	Year
Operations Data					
Rental Revenues	$ 59,520	$ 60,389	$ 63,418	$ 65,117	$248,444
Total Revenues	78,929	83,765	99,430	101,950	364,074
Gross Profit	39,835	40,780	43,640	44,039	168,294
Income from Operations	18,474	19,617	22,792	21,133	82,016
Income Before Provision for Income Taxes	16,301	17,235	20,480	18,851	72,867
Net Income	9,911	10,479	12,451	11,936	44,777
Earnings Per Share:					
Basic	$ 0.40	$ 0.42	$ 0.50	$ 0.48	$ 1.80
Diluted	$ 0.39	$ 0.42	$ 0.50	$ 0.47	$ 1.78
Dividends Declared Per Share	$ 0.235	$ 0.235	$ 0.235	$ 0.235	$ 0.940
Shares Used in Per Share Calculations:					
Basic	24,639	24,765	24,785	24,847	24,759
Diluted	25,183	25,149	25,106	25,216	25,156
Balance Sheet Data					
Rental Equipment, net	$693,577	$710,918	$719,636	$718,853	$718,853
Total Assets	934,282	963,649	988,254	972,446	972,446
Notes Payable	292,118	308,000	314,193	302,000	302,000
Shareholders' Equity	341,853	347,500	355,758	364,738	364,738
	2011				
	First	Second	Third	Fourth	Year
Operations Data					
Rental Revenues	$ 54,026	$ 57,118	$ 60,964	$ 62,798	$234,906
Total Revenues	72,973	79,530	104,961	85,206	342,670
Gross Profit	35,852	39,359	47,387	44,193	166,791
Income from Operations	17,294	20,714	27,306	23,350	88,664
Income Before Provision for Income Taxes	15,812	18,760	25,255	21,231	81,058
Net Income	9,614	11,406	15,355	13,227	49,602
Earnings Per Share:					
Basic	$ 0.40	$ 0.47	$ 0.63	$ 0.54	$ 2.04
Diluted	$ 0.39	$ 0.46	$ 0.62	$ 0.53	$ 2.00
Dividends Declared Per Share	$ 0.23	$ 0.23	$ 0.23	$ 0.23	$ 0.92
Shares Used in Per Share Calculations:					
Basic	24,258	24,340	24,362	24,431	24,349
Diluted	24,660	24,742	24,719	24,892	24,760
Balance Sheet Data					
Rental Equipment, net	$608,115	$632,518	$655,854	$673,146	$673,146
Total Assets	832,032	866,700	895,144	918,929	918,929
Notes Payable	265,771	270,500	289,573	296,500	296,500
Shareholders' Equity	300,976	309,322	320,410	333,142	333,142

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Company's Management under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining "disclosure controls and procedures" (as defined in rules promulgated under the Securities Exchange Act of 1934, as amended) for the Company. Based on their evaluation the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting. During the last quarter of the Company's fiscal year ended December 31, 2012, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO have concluded that these controls and procedures are effective at the "reasonable assurance" level.

Management's Assessment of Internal Control. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, is discussed in the Management's Report on Internal Control Over Financial Reporting included on page 58.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Grant Thornton LLP, the Company's independent registered public accounting firm, and its report is included in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2013Annual Meeting of Shareholders to be held on June 12, 2013, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2013Annual Meeting of Shareholders to be held on June 12, 2013, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2013Annual Meeting of Shareholders to be held on June 12, 2013, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2013Annual Meeting of Shareholders to be held on June 12, 2013, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference to McGrath RentCorp's definitive Proxy Statement with respect to its 2013Annual Meeting of Shareholders to be held on June 12, 2013, which will be filed with the Securities and Exchange Commission no later than April 30, 2013.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Index of documents filed as part of this report:

1. The following Consolidated Financial Statements of McGrath RentCorp are included in Item 8.

2. Financial Statement Schedules. None
3. Exhibits. See Index of Exhibits on page 86 of this report.

Schedules and exhibits required by Article 5 of Regulation S-X other than those listed are omitted because they are not required, are not applicable, or equivalent information has been included in the consolidated financial statements, and notes thereto, or elsewhere herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2013

McGrath RentCorp

by: /s/ Dennis C. Kakures
DENNIS C. KAKURES
Chief Executive Officer, President and Director
(Principal Executive Officer)

by: /s/ Keith E. Pratt
KEITH E. PRATT
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

by: /s/ David M. Whitney
DAVID M. WHITNEY
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ William J. Dawson WILLIAM J. DAWSON	Director	February 22, 2013
/s/ Robert C. Hood ROBERT C. HOOD	Director	February 22, 2013
/s/ Dennis C. Kakures DENNIS C. KAKURES	Chief Executive Officer, President and Director	February 22, 2013
/s/ Robert P. McGrath ROBERT P. McGRATH	Chairman Emeritus	February 22, 2013
/s/ M. Richard Smith M. RICHARD SMITH	Director	February 22, 2013
/s/ Dennis P. Stradford DENNIS P. STRADFORD	Director	February 22, 2013
/s/ Ronald H. Zech RONALD H. ZECH	Chairman of the Board	February 22, 2013

Number	Description	Method of Filing
3.1	Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988 (filed August 14, 1988), and incorporated herein by reference.
3.1.1	Amendment to Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 3.1 to the Company's Registration Statement on Form S-1 (filed March 28, 1991 Registration No. 33-39633), and incorporated herein by reference.
3.1.2	Amendment to Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (filed March 31, 1998), and incorporated herein by reference.
3.2	Amended and Restated By-Laws of McGrath RentCorp, as amended and restated on July 26, 2010.	Filed as exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (filed November 1, 2010), and incorporated herein by reference.
4.1	Note Purchase and Private Shelf Agreement between the Company and Prudential Investment Management, Inc., as placement agent, dated June 2, 2004.	Filed as exhibit 10.12 to the Company's Current Report on Form 8-K (filed June 10, 2004), and incorporated herein by reference.
4.1.1	Amendment to Note Purchase and Private Shelf Agreement between the Company and Prudential Investment Management, Inc., as placement agent, effective as of July 11, 2005.	Filed as exhibit 10.19 to the Company's Current Report on Form 8-K (filed July 15, 2005), and incorporated herein by reference.
4.1.2	Amendment to Note Purchase and Private Shelf Agreement between the Company and Prudential Investment Management, Inc., as placement agent, effective as of October 20, 2008.	Filed as exhibit 4.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (filed February 26, 2010), and incorporated herein by reference.
4.1.3	Multiparty Guaranty between Enviroplex, Inc., Mobile Modular Management Corporation, Prudential Investment Management, Inc., and such other parties that become Guarantors thereunder, dated June 2, 2004.	Filed as exhibit 10.13 to the Company's Current Report on Form 8-K (filed June 10, 2004), and incorporated herein by reference.
4.1.4	Release from Obligations (TRS-RenTelco Inc.) related to the Note Purchase and Private Shelf Agreement dated June 2, 2004 by and among the Company, certain parties thereto, and Prudential Investment Management, Inc.	Filed as exhibit 10.15 to the Company's Quarterly Report on Form 10-Q (filed August 3, 2006) and incorporated herein by reference.
4.1.5	Indemnity, Contribution and Subordination Agreement between Enviroplex, Inc., Mobile Modular Management Corporation, the Company and such other parties that become Guarantors thereunder, dated June 2, 2004.	Filed as exhibit 10.14 to the Company's Current Report on Form 8-K (filed June 10, 2004), and incorporated herein by reference.
4.1.6	Amendment to Note Purchase and Private Shelf Agreement between the Company and Prudential Investment Management, Inc., as placement agent effective August 4, 2009.	Filed as exhibit 4.1 to the Company's Quarterly Report on form 10-Q (filed August 6, 2009), and incorporated herein by reference.
4.2	Credit Agreement dated as of May 14, 2008 among the Company, Bank of America, N.A. as Administrative Agent, Swing line Lender and L/C Issuer, and the Other Lenders Party thereto.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed May 15, 2008), and incorporated herein by reference.
4.2.1	Guaranty dated as of May 14, 2008 among each Subsidiary of the Company in favor of Bank of America, N.A., in its capacity as the administrative agent for the Lenders	Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed May 15, 2008), and incorporated herein by reference.
4.2.2	Amendment and Waiver to Credit Agreement dated March 11, 2011, between the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lenders and L/C Issuers, and the Other Lenders Party Thereto.	Filed as exhibit 10.7 to the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 2011 (filed May 5, 2011), and incorporated herein by reference.
4.3	$5,000,000 Committed Credit Facility Letter Agreement between the Company and Union Bank of California, N.A., dated as of June 26, 2008.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed June 27, 2008) and incorporated herein by reference.
4.3.1	$5,000,000 Credit Line Note, dated June 26, 2008.	Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed June 27, 2008), and incorporated herein by reference.
4.4	Note Purchase and Private Shelf Agreement between the Company and Prudential Investment Management, Inc., dated April 21, 2011.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed April 21, 2011), and incorporated herein by reference.

Number	Description	Method of Filing
4.5	Amended and Restated Credit Agreement dated as of June 15, 2012 among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and The Other Lenders Party thereto. (Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed June 18, 2012), and incorporated herein by reference.)	Filed as exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (filed July 31, 2012) and incorporated herein by reference.
4.5.1	Guaranty dated as of June 15, 2012 among each Subsidiary of the Company in favor of Bank of America, N.A., in its capacity as the administrative agent for the Lenders. (Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed June 18, 2012), and incorporated herein by reference.)	Filed as exhibit 4.2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (filed July 31, 2012) and incorporated herein by reference.
4.6	$10,000,000 committed Credit Facility Letter Agreement between the Company and Union Bank, N.A., dated as of June 15, 2012. (Filed as exhibit 10.3 to the Company's Current Report on Form 8-K (filed June 18, 2012), and incorporated herein by reference.)	Filed as exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (filed July 31, 2012) and incorporated herein by reference.
4.6.1	$10,000,000 Credit Line Note, dated June 15, 2012, in favor of Union Bank, N.A. (Filed as exhibit 10.4 to the Company's Current Report on Form 8-K (filed June 18, 2012), and incorporated herein by reference.	Filed as exhibit 4.3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (filed July 31, 2012) and incorporated herein by reference.
10.1	McGrath RentCorp 1998 Stock Option Plan as amended and restated on November 22, 2002.	Filed as exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (filed March 20, 2003), and incorporated herein by reference.
10.1.1	Exemplar Incentive Stock Option for Employees Under the 1998 Stock Option Plan.	Filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (filed November 12, 1998), and incorporated herein by reference.
10.1.2	Exemplar Non-Qualified Stock Option for Directors under the 1998 Stock Option Plan.	Filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (filed November 12, 1998), and incorporated herein by reference.
10.2	Exemplar Form of the Directors, Officers and Other Agents Indemnification Agreements.	Filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (filed March 18, 2002), and incorporated herein by reference.
10.3	McGrath RentCorp Employee Stock Ownership Plan, as amended and restated on December 31, 2008.	Filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (filed February 26, 2010), and incorporated herein by reference.
10.3.1	McGrath RentCorp Employee Stock Ownership Trust Agreement, as amended and restated on December 31, 2008.	Filed as exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (filed February 26, 2010), and incorporated herein by reference.
10.4	McGrath RentCorp 2007 Stock Incentive Plan.	Filed as exhibit 10.12 to the Company's Quarterly Report on from 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.4.1	Form of 2007 Stock Incentive Plan Stock Option Award and Agreement.	Filed as exhibit 10.12.1 to the Company's Quarterly Report on from 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.4.2	Form of 2007 Stock Incentive Plan Non-Qualified Stock Option Award and Agreement.	Filed as exhibit 10.12.2 to the Company's Quarterly Report on from 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.4.3	Form of 2007 Stock Incentive Plan Stock Appreciation Right Award and Agreement.	Filed as exhibit 10.4.3 to the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.4.4	Form of 2007 Stock Incentive Plan Restricted Stock Unit Award and Agreement.	Filed as exhibit 10.4.4 to the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.5	Asset Purchase Agreement, dated as of November 26, 2008, by and between Abrams Rentals LLC, Adler Tank Rentals, LLC each of Steve Adler and Howard Werner, and the Company.	Filed as exhibit 2.1 to the Company's Current Report on Form 8-K (filed December 12, 2008), and incorporated herein by reference.

Number	Description	Method of Filing
10.6	McGrath RentCorp Employee Stock Ownership and 401 (k) Plan	Filed as exhibit 4.5 to the Company's Registration Statement on Form S-8 (filed August 10, 2012) and incorporated herein by reference.
21.1	List of Subsidiaries.	Filed herewith.
23	Written Consent of Grant Thornton LLP.	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
101	The following materials from McGrath RentCorp's annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Income, (ii) the Condensed Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Cash Flows, and (iv) Notes to Condensed Consolidated Financial Statements.	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.



To My Fellow Shareholders:

You are cordially invited to our Annual Shareholders' Meeting on Wednesday, June 12, 2013, at 2:00 p.m. Pacific Daylight Time. This year's meeting will be held at our corporate offices and Northern California sales & inventory center, located at 5700 Las Positas Road, Livermore, CA 94551. We would also be pleased to provide you a tour of our modular, portable storage and tank / box rental operations during your visit.

2012 Results

Our financial results in 2012 included:

- Rental revenues increasing 6% to $248 million
- Rental operations revenues increasing 8% to $295 million
- Total revenues increasing 6% to $364 million
- Rental gross profit increasing 3% to $139 million
- Net income decreasing 10% to $45 million
- EPS decreasing 11% to $1.78 per diluted share
- Adjusted EBITDA decreasing 2% to $158 million
- Rental equipment (at original cost) growing 7% to $1.1 billion

Following an exceptionally strong EPS increase of 33% to $2.00 in 2011, our 14% shortfall at $1.78 in 2012 from our EPS midpoint guidance target of $2.07 was disappointing. The primary factors in not meeting our 2012 EPS goal were all associated with our tank and box rental business. We fell far short of our rental revenue target and had considerably higher than budgeted bad debt and fleet relocation expenses.

Although Adler Tank Rentals increased its rental revenues by 14% in 2012, we had targeted an increase of approximately 38%. This miss was primarily related to the significant level of tank equipment having come off rent in the Marcellus dry gas fields due to depressed domestic market natural gas pricing, and the longer than anticipated redeployment of these rental assets. This fact is reflected in a 28% decrease in fracking rental revenues in 2012 compared to 2011, offset by a 35% increase in rental revenues for non-fracking applications over this same time frame. We ended the fourth quarter of 2012 with fracking only representing 15% of our rental revenue mix in our tank and box rental business. Footnote: I don't want to leave the impression that we don't like the vertical market for fracking. Quite the contrary. More comments ahead on this subject.

Bad debt expense rose to $2.6 million in 2012 from a budgeted level of approximately $0.8 million. Although we've had very few challenges in merging the Adler Tank Rentals and McGrath RentCorp cultures since the acquisition in December 2008, one area that I failed to fully appreciate and take appropriate steps to mitigate was the rigorous, steadfast and edgy collections effort that is required in the liquid and solid containment rental industry. The customer base consists primarily of industrial, energy, environmental services, gas and oil field services, and contractor entities. Collectively, this is a more challenging group of customers in managing our accounts receivable effort compared to our other rental businesses and their respective end-markets and mix. It's important for us to clearly understand the sources of a customer's cash flows and how we may be impacted if there is an interruption in these dollar streams. We also need to be mindful of rental equipment concentration as it relates to small and medium sized accounts that have yet to establish a lengthy payment history with us. Further, we need to be on top of the customer at the first sign of delinquency, as persistent as badgers in regimenting them to our payment expectations, and readily escalate the collections effort as warranted. Finally, our collections team members and front-line salespeople need to work as a cohesive team in managing their customers for payment. In 2013, we are continuing our efforts at bolstering and refining what needs to be a highly effective collections effort for Adler Tank Rentals.

The quantities and costs associated with relocating off-rent equipment from the Marcellus to either fill project or inventory needs in other Adler Tank Rental regions were both higher than we had initially planned. For 2012, we expended over $1.4 million, compared to a budgeted $0.3 million, and $0.1 million for all of 2011.

When you calculate Adler Tank Rentals 2012 shortfall in rental revenues, higher bad debt and interregional transportation costs compared to its financial plan to begin the year, it was over a $0.40 reduction in targeted EPS. The good news is that none of these earnings headwinds were game changing in the long run. It was a steep learning curve in 2012; however, we have embraced the lessons and continue to move forward.

Throughout 2012, we worked to communicate to shareholders the dynamics impacting equipment utilization levels in our tank and box rental business. More specifically, although we had very low utilization of a large quantity of our 21,000 gallon (21K) frack tanks in the Marcellus to begin 2012, at the same time we needed to meet equipment demand for a wide variety of tanks and boxes in both our new geographic markets, as well as for established branches. In turn, we continued to build new equipment to meet this regional demand despite the level of off-rent 21K equipment in the Northeast. This is reflected in the fact that average equipment on rent during the fourth quarter of 2012 was $11 million greater at $171 million compared to $160 million during the same period in 2011, despite average utilization decreasing from 87% to 70% year over year for this same period. It is important to keep in mind that we are building out the Adler brand across the continental U.S. and it is essential that we have the right mix and depth of inventory on the ground in all of the markets in which we operate in order to respond to a variety of end market needs. As Adler Tank Rentals continues to mature as a national company we will gain greater knowledge on the drivers of demand for various tank and box rental products in all of our regional markets, and in turn, we would anticipate a narrowing of utilization swings period over period.

TRS-RenTelco had a favorable year in rental revenue growth, and another very strong year in profitability in 2012. Rental revenues grew by 6% and EBIT increased 16% over 2011. Our electronics business continues to run at a very high level of operating proficiency in squeezing higher levels of profitability from each revenue dollar generated. In fact, EBIT margins over the past three fiscal years, i.e. 2010, 2011 and 2012, have been 19.5%, 24.9% and 27.0% respectively. All of the focused effort over the last five years creating greater discipline in our equipment purchasing practices, executing on lean efficiency projects and electronic marketing and CRM enhancements, have produced meaningful dividends. When you combine these initiatives with favorable market conditions, the enormous value of a dedicated and highly knowledgeable work force with an average tenure of 10 years, the business is performing close to an optimal level. Let me provide you with a powerful example of TRS-RenTelco's equipment purchasing prowess. Today, over 25% of our electronic test equipment rental inventory is fully depreciated and the great majority of these rental assets are favorably utilized. The cherry on top is that when we sell used equipment we make very favorable margins. In fact, over the past three years we had cumulative used equipment sales of $58 million with a gross margin of over 48%! These results are possible by acquiring the right technology, at the right point in its product life cycle, in the right quantities, and applying prudent depreciable lives. Rental equipment depreciation expense is by far our largest cost for our electronics business; we measure it as a percentage of rental revenues. Just a few years ago, we believed that operating in the low 50% range would be an acceptable level, and in a good year, we could achieve just under 50%. Here are our annual depreciation as a percentage of rental revenue levels from 2010 to 2012: 44.8%, 39.8% and 37.6%. That's a 16% reduction in depreciation expense as a percentage of rental revenues over this time frame. TRS-RenTelco continues to be the electronic test equipment rental industry's model of a "great business".

Overall, modular building divisional rental bookings were up 12% in 2012, but division-wide rental revenues were relatively flat compared to 2011. Our modular building booking and rental revenue results improved favorably outside of California in 2012 with increases of 22% and 10% respectively; however, within the Golden State, although booking activity levels were comparable to 2011, we experienced an 11% decline in rental revenues. On a division-wide basis we had relatively flat utilization in the 66 to 68% range throughout 2012. In other words, outgoing equipment was approximately equal to incoming equipment, based on original acquisition cost, throughout the year. However, in California, new modular building rental transactions continued going out at lower rental rates compared to equipment coming off rent, albeit the disparity in rental rates has narrowed significantly over the past few years. Our Texas modular building business had a strong year in 2012, and that momentum has carried into 2013. We had a 50% increase in modular building rental bookings and a 14% increase in rental revenues in our Texas modular operations in 2012. The Texas economy fared much better than most regions of the U.S. during the Great Recession and that trend has continued. Texas has been the beneficiary of a domestic oil and natural gas exploration and production expansion resulting in high demand for its refining capacity, the need for oil and gas transportation infrastructure modifications and development, the modernization and expansion of refineries and petrochemical plant facilities, and development of LNG terminals for export. Our Florida modular building business continued to recover in 2012. Although modular building bookings were down 25% year over year, Florida regional rental revenues remained relatively flat. More importantly, first quarter 2013 modular building rental booking levels for Florida are markedly higher than a year ago, as classroom rental activity has picked up favorably, as well as our outlook for a stronger educational rental market. Finally, our Mid-Atlantic region had a 46% increase in modular building booking levels and a 30% increase in rental revenues year over year. We benefited from our innovative hybrid classroom products and larger commercial project opportunities during 2012.

Our portable storage rental business continued making favorable strides during 2012. Rental revenues grew 52% over 2011 and the business was profitable for the full year. Our goal over the past few years has been to expand Mobile Modular Portable Storage as quickly as responsibly possible in the same states as we operate our modular building rental business. There are cost savings and synergies associated with this approach. During 2012 we focused on achieving critical mass in both customers and rental revenues in our established markets. We also continued to fill key sales and managerial roles during 2012 as well as put more organization and structure into our outreach and assessment of potential acquisition candidates. We aspire to have Mobile Modular Portable Storage become a material earnings contributor to McGrath RentCorp in the future.

As planned for, we successfully exited the environmental test equipment rental business late in 2012. We completed a sale of TRS-Environmental's rental assets booking a small loss of approximately $0.4 million. The sale of these rental assets was included in TRS-RenTelco's equipment sales revenues for the fourth quarter of 2012. The environmental test equipment rental business model was more challenging than we had initially assessed. With average rental terms of less than a month, the business had to pedal at a very fast rate to recreate the rental stream from returning equipment, and then add to it, in order to grow. In our initial modeling, we had targeted average rental terms of slightly over a month. The difference between projected and actual rental terms of approximately one-half month was material in terms of the cost structure needed to support top line growth, and achieving acceptable EBIT margins and meaningful levels of income. I want to emphasize that only those businesses that can make a material earnings contribution over time will remain in or be additive to McGrath RentCorp's portfolio.

Our low-leveraged balance sheet and strong cash flows allowed McGrath RentCorp to internally finance all of its growth capital needs during 2012. We added a net $74 million in original cost of rental assets. These assets were primarily for the growth of Adler Tank Rentals, and for our test equipment and portable storage businesses. We also invested $14 million in property, plant and equipment expenditures, chiefly for the growth of Adler Tank Rentals and our portable storage business. Finally, we paid out $23 million in shareholder dividends throughout the year. However, our year ending notes payable balance only rose by approximately $6 million, and we carried a 1.91 to 1 ratio of funded debt to the last twelve months actual adjusted EBITDA.

2013 and Beyond

Modulars

There is no getting around the fact that since 2007 our modular rental business has lost close to 70% of its annual EBIT (approximately $40 million), or about $1.00 of earnings per share. Our California modular business has experienced the great majority of this earnings horsepower loss. This is very evident in one data point - our California modulars public school K-12 educational business represents only 6% of total Company rental revenues today, compared to 19% in 2006. Last year in my letter to shareholders I touched on facts and anecdotal information on a number of positives, as well as negatives that existed in the market. Today, there are even more positives that at some point are very likely to support a turnaround in annual modular rental revenue losses in California. Let me highlight the most important ones:

1) The November 2012 passage of a ballot initiative increasing both personal income and sales tax rates, and its anticipated impact on reversing public education financial austerity;
2) A February 2013 statewide unemployment rate of 9.6%, down from a recession high of 12.4% in February 2010, and a February 2012 rate of 10.8%. This represents a decrease of 23% and 11% respectively from the peak of the recession and from 12 months ago.
3) A marked pick-up in both non-residential and residential construction activity.

I firmly believe that prospects for our California modular business are favorable over the long-run. It will take time for the additional tax revenues to flow into the state's economy; however, these revenues are essential in helping to stabilize the public education sector. We also believe that there will be a facility bond measure on the ballot in 2014 to help jumpstart public school modernization projects, and other educational infrastructure construction. The real estate market is much improved in California today with the supply of available homes for sale in many markets in short supply, multiple competing bids, and rising neighborhood home values. At some point in the near future assuming these and other positive forces, we would expect to see our California modular business return to growth. How quickly and how far the business recovers are much harder questions to answer. It will take many years for a full recovery, but in the meantime don't discount the potential upside earnings opportunity on the way back. Let me close my comments regarding our California modular business with the following metrics (updated for 2012) and market positioning for consideration (they still hold true):

1) Since the Company's inception in 1979, California modular utilization, based on the original cost of rental assets, historically averaged in the low to mid 80% range through 2007. Between 2008 and 2012, average utilization declined to the mid 60% range. Utilization has stayed in the mid 60% range over the past 27 months.
2) For each 1% increase in utilization, even at today's lower market prices, it adds approximately $.02 per share of EPS.
3) We are the leading provider of modular building rentals in California for both educational and commercial needs. We have a great brand name and large customer following.
4) We have a legacy fleet of well-maintained rental assets at a significantly lower cost basis than what new equipment costs today.

Last, our modular business outside of the California market today represents 47% of total division wide modular rental revenues. We believe that Texas, Florida and the Mid-Atlantic regional modular markets will all become larger and more profitable in the years ahead.

Electronics

With our electronics business having another strong year in earnings growth in 2012, once again, the comparative year-over-year bar is high for 2013. Complicating our forecasting is uncertainty due to the federal sequester, continuing budget impasse, and overall macroeconomic conditions, especially with regard to their potential negative impact on the aerospace & defense industry in particular, and other market segments. TRS-RenTelco is considered a market leader domestically and increasingly so internationally. In fact, as of December 31, 2012, approximately 14% of TRS-RenTelco's rental billing mix came from markets outside of the U.S. and Canada. Going forward, we believe that an increasing percentage of our rental revenue growth will come from international markets. From our centralized U.S. sales and inventory center based at the DFW Airport, we can ship test equipment anywhere in the world. Over the past 18 months, we have gradually expanded our presence in India and recently received various governmental approvals to conduct business there on a broader scale. We have hired in-country sales personnel as well as a day-to-day India business leader. We are currently finalizing our centralized sales office, rental equipment storage and processing accommodations. We are very enthusiastic regarding the opportunity to establish a meaningfully profitable business in India. It's clear that over the past few years our rental equipment purchasing disciplines, process and system refinements, online marketing enhancements, further industry consolidation, and most importantly, our highly capable tenured workforce have solidified TRS-RenTelco as a leading electronic test equipment rental provider, both domestically and internationally.

Tanks & Boxes

Adler Tank Rentals is a great business with a compelling long-term growth opportunity. It has the industry's most modern and safety-enhanced rental equipment, sales and operations staffs that understand the value of creating great customer experiences, and is relatively small today compared to the overall size of the industry and market opportunities. However, our tank and box rental business is not without its blemishes related to rapid growth, as reflected in our 2012 results. In 2013, we are continuing to make all of the necessary chess moves to significantly improve our credit and collections effectiveness, including key metrics on invoice aging and bad debt write-offs. We also have professional development work to do with our regional leadership team members and other divisional managers. Last, we are on schedule to implement a new, scalable IT operating system in the fourth quarter of 2013 that will integrate and streamline CRM, order entry, inventory control, billing and collection functions.

During the past 15 months, we have entered the greater Corpus Christi, Dallas, Toledo, Seattle / Tacoma, Salt Lake City, Indianapolis and Baltimore markets. Our national footprint has grown significantly over the past few years with Adler Tank Rentals now with operations on the East, West and Gulf Coasts, and in a majority of key markets throughout the U.S. We are working to expand our breadth of customer relationships and rental revenues in the industrial, refinery, E&P, construction and environmental vertical markets.

Earlier I spoke to the market vertical of E&P frack tank rentals. We expect fracking related rentals to be an ongoing portion of Adler Tank Rentals' end markets' mix. Let me tell you why. There is an abundant supply of dry gas, wet gas and oil shale in different formations from Pennsylvania to California. With drilling technology advancements over the past decade, the fossil fuels trapped in these shale formations can now be extracted economically dependent upon market pricing. These gas and oil shale plays are projected to provide the U.S. with a bountiful supply of these fuels for many, many decades to come, and are essential towards the U.S becoming materially less dependent on imports. Although historically there have been very volatile short-term swings in the spot price for natural gas due to changes in supply and demand dynamics, this is more unlikely in the future. With the significant land lease and infrastructure investments by E&P companies over the past few years in natural gas plays in particular, it's likely that the supply of natural gas can ramp fairly readily with demand, in turn, creating a less volatile and more stable pricing environment. The benefits of having a long-term supply of a low-cost fuel (relative to other fossil fuels), with a reduced carbon footprint, is very significant. Many fleet operators of buses, delivery vans, trucks, and even locomotives have either begun to convert their fleets to natural gas or liquefied natural gas (LNG) engines, or are evaluating making the transition. There is also a transition occurring in electricity cogeneration plants with natural gas being favored over coal in new plants being built, and in modifying existing coal fired plants. As there is greater conversion to natural gas by these and other industries, it provides natural gas producers a broader and more predictable marketplace. All of this said, it's important that Adler Tank Rentals keep an appropriate balance of fracking related rentals relative to its other end market verticals over time.

We are looking forward to the growth of our newest market entries and their contribution to overall divisional rental revenues and profitability. However, we also anticipate higher costs as a percentage of rental revenues and some downward pressure on earnings in the near term as we move to establish Adler Tank Rentals in our newest geographies including expenses related to equipment movements, establishing inventory and maintenance operations, and staffing. We also are likely to see elevated bad debt expenses in the near term until we are effectively executing on all aspects of changes to our credit and collections procedures. We are also continuing to assess potential new geographic markets to further expand our tank and box rental business nationally. Finally, we are investing in new rental assets as warranted to support new and existing branch locations, including providing a broader mix of rental products in a larger number of markets.

The sooner we can ramp and establish our tank and box rental business in all of the key domestic markets, the faster Adler Tank Rentals can contribute on a more meaningful level to McGrath RentCorp's overall earnings.

Portable Storage

Our portable storage rental business is well-positioned to continue its favorable customer and rental revenue growth in 2013. Although still quite small in total revenues comparatively to our other rental businesses (approximately $11 million in revenues in 2012), we believe the domestic portable storage industry is a very significant opportunity for McGrath RentCorp to build a meaningful sized and profitable rental business. In the spring of 2013, we expanded our geographic footprint to the greater New Jersey / New York region. We will be leveraging the strong legacy name recognition and customer following of Adler Tank Rentals in entering this geography. We are striving to create higher business activity levels and greater critical mass in each of the markets in which we operate. We continue to investigate worthy new geographic opportunities and expand into additional markets as warranted, add rental inventory, hire sales, operations and management professionals, and seek out smaller fleet acquisition opportunities. We firmly believe that Mobile Modular Portable Storage can become a market leader in the geographies in which it operates, and a material contributor to McGrath RentCorp's overall earnings in the future.

Corporate Development

We are continually evaluating new opportunities to support sustainable growth in both revenues and earnings of our existing rental businesses. These include a) geographic expansion, both domestically and internationally, b) adjacency products and services, and c) acquisition opportunities. We also continue to evaluate new business-to-business rental industries and products. Although we speak and write sparingly regarding our work on the evaluation of specific strategic initiatives, it's for good reason. Whatever we communicate to our shareholders can also be picked up by our competitors and potentially thwart our plans. We will continue to communicate new strategic and tactical items of material importance in a manner that does not jeopardize our competitive position.

McGrath RentCorp's Values

In my letter to shareholders last year, I shared the following list of core values that have evolved in the Company since its founding by Bob and Joan McGrath in 1979. I believe these values and beliefs are so very poignant in describing the quality of our employees, leadership and in how the Company pursues its goals, I wanted to publish them again.

1) We act on every level with integrity.
2) Our ivory towers are built at the bottom of our trenches.
3) We value one another as unique and capable human beings; every role matters and is valuable.
4) Always finish strong with employees, even if it costs you more.
5) Take special care of your employees when there is family strife; they will reciprocate with their "loyalty".
6) Focus on our niche: Commitment + Leanness in Execution = Maximum Profits.
7) We only enter businesses that we can be "best in the world" in the geographies we choose to operate.
8) If we're #1; we're out to lap #2. If we're not #1, we don't make excuses; we analyze, innovate and execute.
9) Own what you do; being personally accountable is "table stakes" for your seat on the bus.
10) E.Q. matters as much as I.Q.

Closing

There are currently four (4) legs to McGrath RentCorp's rental operating and earnings platform:

- Adler Tank Rentals – Liquid and Solid Containment Rental Industry (Tanks & Boxes)
- TRS-RenTelco – Electronic Test Equipment Rental Industry (General Purpose & Communications Test Equipment)
- Mobile Modular Management – Modular Building Rental Industry (Modular Offices & Classrooms)
- Mobile Modular Portable Storage – Portable Storage Rental Industry (Storage & Office Containers)

We believe that over time our platform of diverse business-to-business rental products and geographies will generate growth in income and share value, while maintaining our financial strength, protecting our balance sheet, providing attractive dividends and making the Company more resilient to future economic cycles.

2012 marked the 21st consecutive year that McGrath RentCorp has increased its dividend. At our current share price, the dividend yield is approximately 3.3%. We believe McGrath RentCorp shares offer the best of both worlds - we have a very favorable growth platform to support higher earnings and share value levels, and quarterly, our investors receive a return on their investment in the form of a cash dividend.

Thank you for your continued investment in McGrath RentCorp. We hope to see you on June 12, 2013, at our Livermore, California facility. The Annual Shareholders' Meeting will also be web cast. Whether or not you plan to attend, it is important that you sign your proxy and return it to us as soon as possible so that your shares will be represented.

Sincerely,

Dennis C. Kakures
President and Chief Executive Officer

McGrath RentCorp is a diversified business-to-business rental Company. Our business is described more fully in our most recent Annual Report on Form 10-K, enclosed with this letter.

This letter contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a number of risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "could", or "plans" or the negative or other variations thereof or comparable terminology, or by discussions of strategy. These forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of a number of factors including, without limitation, the impact of an improved economy and government spending in 2012 and beyond on our modular rental business and the timing of and factors contributing to any recovery in this division in each of the California, Texas, Florida and mid-Atlantic regions; the impact of economic conditions and federal budget uncertainty, specifically in the aerospace and defense industries, on the electronics business and our ability to continue that business's overseas expansion; our plans to continue to invest in additional rental assets and to build out our sales and management teams to support new markets, higher business levels and a national business platform for Adler Tank Rentals as well as the success of our new credit and collections procedures and the growth of the U.S. natural gas market; our plans to expand our portable storage footprint into new markets, to add rental inventory, hire sales professionals and operations staff, and to seek out smaller fleet acquisition opportunities; our ability to pursue identified strategic opportunities; our maintenance of our leadership team and values; the impact of the issuance of senior notes on the Company's average interest rate in 2012 and on interest rate certainty in future years; our ability to generate growth in income and share value, to maintain our financial strength, protect our balance sheet, provide attractive dividends and make the Company more resilient to future economic cycles; our platform of diverse business–to-business rental products and geographies; and those factors set forth in the section titled "Risk Factors" in our Annual Report on Form 10-K and elsewhere in the Company's 10-K, 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements contained in this letter as a result of new information, future events, or developments except as required by law.

This letter and our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission and enclosed herewith, constitutes the Annual Report to the Shareholders of McGrath RentCorp for the fiscal year ended December 31, 2012. The materials in the Form 10-K report are incorporated herein by reference.

If you are unable to attend the meeting in person, you may attend the meeting via webcast. Instructions on how to ask questions of management via phone, as well as general information about the Company can be found on www.mgrc.com under the Investor Relations section or by calling (925) 606-9200.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Company's common stock with the cumulative total return on the Standard & Poor's 500, Russell 2000, and Value Line Industrial Services Index. The period shown commences on December 31, 2007 and ends on December 31, 2012, the end of the Company's last fiscal year. The graph assumes an investment of $100 on December 31, 2007 and the reinvestment of any dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.

Comparison of Five-Year Cumulative Total Return*
McGrath RentCorp, Standard & Poor's 500, Russell 2000 and Value Line Industrial Services Index
(Performance Results Through 12/31/12)



$250
$200
$150
$100
$50
$0
McGrath RentCorp
Standard & Poors 500
Russell 2000
Industrial Services
$100.00
$85.79
$78.86
$65.20
$63.00
$108.46
$93.94
$81.64
$79.67
$138.20
$114.30
$102.30
$91.67
$144.89
$130.81
$96.72
$93.60
$159.43
$135.75
$110.88
$108.58
2007
2008
2009
2010
2011
2012

*Cumulative total return assumes reinvestment of dividends.

Source: Value Line, Inc.

McGRATH RentCorp

FINANCIAL HIGHLIGHTS

RENTAL REVENUE, RENTAL GROSS PROFIT & NET INCOME



($M)
250
225
200
175
150
125
100
75
50
25
0
197
103
41
186
96
33
201
104
36
235
135
50
248
139
45
2008
2009
2010
2011
2012
Rental revenue
Rental Gross Profit
Net income

RENTAL EQUIPMENT, at cost (year-end)



($M)
1100
1000
900
800
700
600
500
400
300
200
100
0
806
824
898
999
1073
2008
2009
2010
2011
2012

ADJUSTED EBITDA(a)(b)



($M)
175
150
125
100
75
50
25
0
142
128
132
161
158
2008
2009
2010
2011
2012

EPS (diluted)



($)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.72
1.40
1.50
2.00
1.78
2008
2009
2010
2011
2012

RENTAL REVENUE Q4 2012 BY BUSINESS SEGMENT(c)



$65.1M
41%
6%
25%
28%
Modulars California Education: *Public Schools K-12*
Modulars All Other
Electronics
Tanks/Boxes (Adler Tank Rentals)

(a) Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income and to Net Cash Provided by Operating Activities, both GAAP financial measures, see pages 34 and 35 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 which is included in this Annual Report.

(b) Adjusted EBITDA is defined as net income before minority interest in income of subsidiary, interest expense, provision for income taxes, depreciation, amortizationt and non-cash stock-based compensation.

(c) Adler Tank Rentals was acquired by McGrath RentCorp on December 11, 2008; Modulars includes Portable Storage; Electronics includes Environmental Test Equipment which was sold on November 2, 2012.


McGRATH
RentCorp

www.mgrc.com


mobile
modular
Your Project – Our Commitment

www MobileModularRents.com


ADLER
TANK RENTALS

www.AdlerTankRentals.com


TRS RenTelco
Equipment Now. Service Beyond.

www.TRS-RenTelco.com


mobile
modular
Portable Storage

www.MobileModularRents-PortableStorage.com


ENVIROPLEX, INC.

www.Enviroplexinc.com